Exhibit 99.3

Manulife

Manulife
Financial
Corporation
Annual Meeting | May 3, 2018

2018
Management information circular

Notice of annual meeting of common shareholders

Your participation is important.
Please read this document and vote.

Notice of annual meeting of common shareholders

You’re invited to attend our 2018 annual meeting of common shareholders
When May 3, 2018 11 a.m. (Eastern time) Where Manulife Head Office 200 Bloor Street East Toronto, Canada

Five items of business

•   Receiving the consolidated financial statements and auditors’ report for the year ended December 31, 2017

•   Electing directors

•   Appointing the auditors

•   Having a say on executive pay

•   Considering two shareholder proposals

We’ll consider any other matters that are properly brought before the meeting, but we are not aware of any at this time.

The annual meeting for The Manufacturers Life Insurance Company will be held at the same time and place.

Please read the voting section starting on page 14. Your vote is important.

By order of the board of directors,

Antonella Deo

Vice President and Corporate Secretary

March 7, 2018

On behalf of the board of directors, I am pleased to invite you to the annual meeting of common shareholders of Manulife Financial Corporation on May 3, 2018, at Manulife’s head office at 200 Bloor Street East in Toronto. As a holder of common shares, you have the right to receive our financial statements and to vote your shares at the meeting.

Our 2018 management information circular, which starts on page 11, includes important information about the business of the meeting and the items you will be voting on. This summary highlights some key things to know, but I encourage you to read the entire circular before you vote your shares.

A new chapter for Manulife

Both Manulife and the financial services industry are in a period of significant change, driven by growing customer expectations, rapid technological advancement and evolving regulatory frameworks. 2017 was an important year for Manulife.

On September 30, Donald Guloien retired as CEO and, on behalf of the board, I would like to thank him for his important contributions to the company during his 36-year career at Manulife. Thanks to his leadership, Manulife has dramatically grown its earnings, expanded its Asia and Wealth and Asset Management businesses, delivered significant shareholder value and rallied around the purpose of helping our more than 26 million customers worldwide achieve their dreams and aspirations.

The board’s focus on CEO succession over the past few years meant we had a strong pool of candidates to draw from. After considerable board discussion, we decided that Roy Gori, President and CEO, Manulife Asia, was the best candidate to lead Manulife into our next chapter. Roy has great passion, energy, instincts, financial acumen and intellect and brings nearly three decades of experience in financial services.

One of Mr. Gori’s first tasks was to create the right structure and leadership team as we embark on our transformation, and in September he announced a number of important changes. The board is pleased with the highly experienced leadership team that has been put together, and is confident that the diverse backgrounds, skills and experience of the team members will serve us well.

We believe these changes are important steps in Manulife’s transformation, and will help the company deliver strong financial results and create significant value for customers, shareholders and employees.

2018 Management information circular	1

Shareholder engagement

Manulife believes that directly engaging with shareholders and other stakeholders is critical because it allows us to hear issues directly from the source, and to respond in a meaningful and timely way.

We met with many of our institutional shareholders again this past year. We discussed a broad range of issues, but there were three main areas of focus:

∎  leadership succession – we had in-depth discussions about the CEO succession planning process and the generational change in leadership at Manulife this year

∎  governance – we discussed Manulife’s approach to governance and culture, particularly as it relates to our stakeholders’ views on emerging environmental, social and governance issues and opportunities

∎  executive compensation – we followed up on the changes we made to our executive compensation program for 2016 and 2017 to receive any additional feedback. We continue to review our program and monitor best practices to make sure executive compensation at Manulife supports our strategy, pays for performance and aligns closely with shareholder interests.

Our work in 2017 followed up on significant engagement in 2016 about our executive compensation program. After receiving feedback from approximately 50% of our institutional shareholder base, we made a number of changes to our executive compensation program, and received an 84.52% vote in favour of our approach to executive compensation at our 2017 annual meeting, an increase of 7.16 percentage points over 2016.

The letter from the chair of the management resources and compensation committee that follows talks about our 2017 executive compensation program and in particular how we established Roy’s compensation package in his role as President and CEO.

We always appreciate the openness and insight of shareholders, and welcome ongoing feedback from them and other stakeholders.

Governance at Manulife

We believe that good corporate
governance is critical to our long-term
success – for us, our shareholders and our
customers. Our board of directors sets the
tone at the top, promoting a strong culture
of integrity and ethical behaviour
throughout our entire organization.

This year, 15 people have been nominated
for election to the board for a one-year
term. Two were appointed to the board in
2017, including Roy Gori, President and
CEO.

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This selection of directors has the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making. You can read more about them starting on page 23.

	Director since	Independent	2017 votes for
Ronalee Ambrose	2017	yes	n/a
Joseph Caron	2010	yes	97.04%
John Cassaday	1993	yes	90.15%
Susan Dabarno	2013	yes	97.09%
Sheila Fraser	2011	yes	98.92%
Roy Gori	2017	no	n/a
Luther Helms	2007	yes	99.26%
Tsun-yan Hsieh	2011	yes	96.18%
Thomas Jenkins	2015	yes	99.38%
Pamela Kimmet	2016	yes	96.84%
Donald Lindsay	2010	yes	99.56%
John Palmer	2009	yes	98.72%
James Prieur	2013	yes	97.00%
Andrea Rosen	2011	yes	99.70%
Lesley Webster	2012	yes	97.02%

Please read the circular and vote your shares

Your vote is important to us – we encourage you to attend the meeting or to vote by proxy (over the internet, by phone or by mail). See page 15 for details about how to vote.

The meeting will cover five items of business:

1. receiving our financial statements

2. voting to elect directors

3. voting to appoint the auditors

4. voting to have a ‘say on executive pay’

5. voting on two shareholder proposals

Our 2018 annual meeting When May 3, 2018 at 11 a.m. (Eastern time) Where Manulife Head Office 200 Bloor Street East Toronto, Canada

You will vote on all items except for the financial statements. The board recommends you vote FOR items 2 to 4 and AGAINST the two shareholder proposals in item 5.

If you attend the meeting in person, you will also have the opportunity to ask questions of the board and management.

Changes to the board of directors

Beyond the management changes, there were three significant changes to the board of directors this year.

In addition to assuming the role of President and CEO in October, Mr. Gori replaced Mr. Guloien as a director on the board.

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We also welcomed Rona Ambrose to the board in September. Rona has an extensive track record of strong leadership and a wide range of experience at the most senior levels of the Canadian government, and will add important diversity of thought and perspective to the board.

And finally, I will retire from Manulife’s board at the end of the 2018 annual meeting after serving 14 years as a director, including the past five years as Chairman of the Board. I would like to thank my fellow directors for their dedication and support over the years, and I appreciate the strong working relationship that we’ve developed with the management team during my tenure.

I’m pleased to welcome John Cassaday as the incoming Chairman. The board selected John following a comprehensive and diligent process that all of the directors took part in, and we are privileged that a person with his vast experience, leadership strength and track record will take on this critical role.

As a continuing shareholder, I will support and look forward to Manulife’s growth and future success.

Richard B. DeWolfe

Chairman of the Board

Leading our

transformation

The past year has been one of significant change – both for me, and for Manulife – and I am honoured to be leading the company as we embark on our transformation into a digital, customer-centric market leader.

Roy Gori

President and CEO

I’m pleased with the progress we made over the course of 2017. The strong results we delivered this past year illustrate the continued momentum of Manulife’s businesses:

∎  total shareholder return of 13.3%

∎  core earnings of $4.6 billion representing year over year growth of 14%

∎  net income attributable to shareholders of $2.1 billion reflected the charges related to the impact of U.S. tax legislation and our decision to change the portfolio asset mix supporting our legacy businesses

∎  insurance sales growth of 23% compared with 2016

∎  eighth consecutive year of positive quarterly net flows in our wealth and asset management businesses

∎  assets under management grew 11% to more than $1 trillion.

To successfully drive significant change inside a large organization such as Manulife, we need the right structure and the right leadership team in place.

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With that in mind, we also took decisive action to drive better alignment with Manulife’s strategic priorities, including accelerating the company’s growth, optimizing legacy blocks of business in North America and leveraging Manulife’s talent across geographies.

We brought together all global wealth and asset management businesses under one leader to create global alignment and direct accountability to take greater advantage of our global scale, while maintaining our focus on strong local execution. We also created a dedicated senior leadership role with direct responsibility for Manulife’s legacy businesses in North America, with a goal of improving their returns. In addition, we appointed a new Chief Financial Officer, new heads of our Canadian, U.S. and Asia businesses, and elevated the Chief Actuary to reflect the importance of this function to the success of our transformation.

As we get underway with our transformation, we are focused on what matters most, as defined by our five strategic priorities:

∎  we are optimizing our portfolio to make sure we’re putting our capital to best use

∎  we are aggressively managing our costs to be competitive and create value

∎  we are accelerating growth in our highest-potential businesses

∎  we are focused on putting our customers first

∎  we are building a high-performing team and culture.

I discuss each of these priorities, as well as how we will succeed, in greater detail in my letter to shareholders in our 2017 annual report.

I would also like to take this opportunity to thank Richard DeWolfe, our retiring Chairman, for his support and

*Impacted by charges of $2.8 billion in 2017 related to U.S. Tax Reform and portfolio asset changes.

guidance during my time at Manulife. His ability to provide strong leadership to the board while fostering frank and open dialogue with management will leave a lasting impact on our company, and I wish him all the best in retirement.

It’s an exciting time for Manulife and John Hancock, and I am confident we have the right plan to successfully transform our business, delight our customers and create significant long-term shareholder value.

Roy Gori

President and CEO

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Executive compensation

We continually assess our compensation strategy and design to ensure a focus on rewarding the execution of our business strategy and long-term sustainable growth. A significant proportion of the compensation awarded to executives every year is equity-based to make sure that the interests of our executives and shareholders are aligned. As such, we made important changes to our compensation program for 2017 in response to shareholder feedback in 2016:

∎  we simplified our compensation plans

∎  we linked pay more closely to performance

∎  we aligned compensation more closely with the shareholder experience.

John Cassaday Chair of the Management Resources and Compensation Committee and Vice Chair of the Board

The changes focused on the design of our annual incentive and performance share unit plans, improving the link between executive pay and company performance. We are pleased to say that we received positive feedback from our shareholders about these changes, both in the ‘say on pay’ vote at last year’s annual meeting, and in meetings with our shareholders since then. You can find a complete summary of the changes to our compensation program on page 50.

This year we also modified our peer group to reflect the global nature of the company: 85% of Manulife’s new business profit is generated outside Canada, and our source of senior talent continues to be mainly global financial institutions. You can read about the changes on page 63.

2017 pay for performance

Our overall performance in 2017 was strong. Our total shareholder return was 13.3% and we have positive momentum heading into 2018. In the fourth quarter of 2017, changes in U.S. tax legislation significantly lowered the go-forward U.S. federal corporate income tax rate and placed limits on the tax deductibility of actuarial reserves. The reduction in U.S. corporate tax rates will have an expected benefit to net income and core earnings going forward. However, it required adjustments to U.S. tax-related assets and actuarial liabilities on our balance sheet, which resulted in a charge to net income attributed to shareholders of approximately $1.8 billion after tax in the fourth quarter. The board decided to adjust for the impact of this one-time charge in the 2017 annual incentive plan and the performance share units (PSUs) granted in 2016 and 2017, because it was unplanned, and beyond management’s control.

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Management also took actions in the fourth quarter to free up approximately $1 billion in net capital benefit over the next 12 to 18 months, reduce risk, and lower the volatility of our legacy businesses, primarily through changes to our asset portfolio mix. These actions resulted in a charge to net income attributed to shareholders of approximately $1 billion in the fourth quarter. The board strongly believes that reducing the risk in our portfolio is in the best interest of shareholders and decided to adjust for the impact of this one-time charge in the 2017 annual incentive plan and the PSUs granted in 2016 and 2017.

It should also be noted that the expected ongoing positive impact to net income and core earnings related to these two items will not benefit management in the 2018 annual incentive plan and the PSUs granted in 2016, 2017 and 2018.

Compensation highlights for the named executives in 2017 include:

∎	the annual incentive plan performance factor was 121%
∎	the performance factor for the payout of the 2015 performance share units was 68%, reflecting the shortfalls in net income, return on equity and wealth and asset management core earnings relative to the three-year targets established in 2015
∎	the medium and long-term incentives granted in February 2017 were allocated 50% to performance share units
∎	salaries were increased for 2018 based on competitive benchmarking.

See page 64 to read about 2017 performance and compensation in more detail.

CEO compensation

This year the committee and the board spent considerable time discussing CEO pay in light of the transition from Mr. Guloien to Mr. Gori, and received independent advice and additional research and analysis from its external compensation consultant.

The objective was to develop a compensation package for Mr. Gori in his new role as President and CEO that would be attractive in a competitive market, and take into consideration the global scope and complexity of the role, what our peers pay for similar roles, tax considerations related to his relocation from Hong Kong to Canada, and what other senior executives at Manulife are paid.

Shaping the discussion was the committee’s desire to ensure alignment of the total direct compensation for the CEO role with our company performance and shareholder interests, and a conscious effort to establish the target pay at the market median for CEO talent in our compensation peer group.

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The graph to the right shows:

∎ 2015 and 2016: total direct compensation (in US$) awarded to Mr. Guloien. You’ll find more about Mr. Guloien’s 2017 compensation in the summary compensation table on page 98

∎ 2017: the compensation (in US$) Mr. Gori received for 2017 (including transition payments to neutralize the tax and other personal financial consequences of his relocation from Hong Kong to Toronto)

∎ 2018: Mr. Gori’s total direct compensation target for 2018.

The graph illustrates the steady decrease in total direct compensation awarded to Manulife’s CEO since 2015.

The board believes that Mr. Gori’s total

target direct compensation for 2018 is

appropriate based on the factors described

above, and that the pay mix emphasizes the focus on Manulife’s long-term performance and aligns with the shareholder experience. See his profile on page 82 for details.

CEO Total direct compensation (US$)

	2015 (Guloien)	2016 (Guloien)	2017 (Gori)	2018 (Gori - target)
Base salary	$1,358,125	$1,358,125	$932,192	$1,100,000
Annual incentive	$2,085,061	$1,222,313	$2,404,000	$2,200,000
Transition payment[1]			$1,500,000
Medium and long-term incentives	$8,148,750	$8,148,750	$4,550,000	$5,200,000
Total direct compensation	$11,591,936	$10,729,188	$9,386,192	$8,500,000

1	The transition payment is intended to neutralize the tax and other personal financial consequences of Mr. Gori’s relocation from Hong Kong to Toronto.

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Linking pay to shareholder value

We also look at whether our executive compensation program is aligned with the shareholder experience by comparing our total shareholder return (TSR) with what our executives actually earned – as realized pay (what was paid to them during the year in salary, annual incentive and payouts from the medium and long-term incentive plans), and realizable pay (the value of their unvested or unexercised medium and long-term incentives).

The graph to the right shows that CEO realized and realizable pay has been consistent with what our shareholders have experienced – CEO pay has been lower when our TSR was low, and appropriately higher when our TSR was higher.

	2013	2014	2015	2016	2017
Manulife TSR (on the TSX)	60.0%	8.7%	(3.7%)	19.9%	13.3%
S&P/TSX Composite Index total return	13.0%	10.6%	(8.3%)	21.1%	9.1%
S&P/TSX Composite Financials Index	23.7%	13.8%	(1.7%)	24.1%	13.3%
CEO realized and realizable pay at December 31[1]	$31.3M	$17.1M	$5.1M	$37.8M	$11.6M

1	The realized and realizable value of Mr. Guloien’s pay as at December 31 for 2013 to 2016 and Mr. Gori’s pay as at December 31, 2017.

Realized and realizable pay

Includes:

∎	cash compensation received for a given year, including salary, annual incentive earned, payouts of restricted share units and performance share units upon vesting and gains realized from exercising stock options, and
∎	the change in value of outstanding restricted share units, performance share units, stock options, deferred share units and shares held in escrow on December 31 of a given year compared to their value on December 31 of the previous year.

Total shareholder return

The change in value of an investment in Manulife’s common shares (or in the S&P/TSX Composite Index or S&P/TSX Composite Financials Index) between January 1 and December 31 of a given year, assuming dividends are reinvested.

2018 Management information circular	9

Compensation in line with our performance and our peers

Pay for performance is a core principle in the design of executive compensation at Manulife. Executives earn incentive awards based on corporate and individual performance, which are assessed against pre-determined targets and our TSR compared to our performance peer group.

We assess the effectiveness of our compensation program and its alignment to pay for performance by comparing the relationship between CEO realized and realizable pay to our share price performance and our compensation peers. The graph on page 96 shows a close alignment between CEO realized and realizable pay and Manulife’s TSR, compared to our peers.

We welcome your feedback at our annual meeting

Aligning compensation with long-term shareholder value is a core principle in the design of the executive compensation program at Manulife. The changes that we implemented for this year have simplified the program, reinforced pay for performance and strengthened the link between executive pay and shareholder interests.

This circular explains our executive compensation program, and the compensation decisions we made for 2017 and for 2018 salary and medium and long-term incentives. We are holding another advisory vote on executive pay at our 2018 annual meeting and, as always, we welcome your feedback.

In closing, I am very much looking forward to assuming the role of Chairman at Manulife, succeeding Richard DeWolfe who is retiring at the end of his term. Richard did an outstanding job during his term with his focus on governance, diversity and shareholder outreach. On behalf of all of Manulife’s directors, I thank him for his leadership.

John Cassaday

Chair of the Management Resources and Compensation Committee and

Vice Chair of the Board

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  About this management      information circular

We’ve sent this management information circular to you because you owned common shares of Manulife Financial Corporation as of the close of business on March 7, 2018. It includes important information about the meeting, the items of business to be covered and how to vote your shares.

You’re entitled to receive notice of and vote these shares at our 2018 annual meeting of common shareholders.

Management is soliciting your proxy for the meeting, which means we’re contacting you to encourage you to vote. This will be done mainly by mail, but you may also be contacted by phone, including in connection with the use of the Broadridge QuickVote™ service. We have retained Kingsdale Advisors (Kingsdale), and they may assist us with this process. We pay the costs of the engagement with Kingsdale, which we expect to be approximately $44,000.

In this document:

∎ we, us, our and Manulife mean Manulife Financial Corporation

∎ you, your and shareholder refer to holders of Manulife common shares

∎ circular means this management information circular

∎ meeting means our annual meeting of common shareholders on May 3, 2018

∎ common shares or shares means common shares of Manulife Financial Corporation

∎ Manufacturers Life means The Manufacturers Life Insurance Company

Information in this circular is as at February 28, 2018 and in Canadian dollars, unless indicated otherwise. Any information contained in, or otherwise accessible through, websites mentioned in this circular does not form a part of this document.

For more information

You can find financial information about Manulife in our annual report, which includes our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2017. The
Audit Committee section of our annual information form has information about the audit committee including the committee charter.

These documents are available on manulife.com, on SEDAR (sedar.com) and on
EDGAR (sec.gov/edgar). You can also ask us for a copy of our annual report –
simply email us at shareholder_services@manulife.com.

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Where to find it

About the meeting
14	Who can vote
15	How to vote
18	What the meeting will cover

About the directors
22	Key things about the board
23	Director profiles
38	2017 board committee reports
42	How we pay our directors

Executive compensation
50	Compensation program changes at a glance
52	Compensation discussion and analysis
52	Our compensation philosophy
54	How the board oversees compensation
56	Managing compensation risk
60	The decision-making process
62	Benchmarking against our peers
64	Our compensation program and 2017 performance
82	Compensation of the named executives

98	Executive compensation details
98	Summary compensation table
102	Equity compensation
107	Retirement benefits
114	Termination and change in control
120	Compensation of employees who have a material impact on risk

Governance at Manulife
124	About the Manulife board
126	Board committees
126	Roles and responsibilities
126	Promoting a culture of integrity and ethical behaviour
127	Strategic planning
127	Risk oversight
129	Leadership development and succession
131	Communications and shareholder engagement
133	Serving as a director
133	Serving on other boards
134	Integrity
134	Equity ownership
134	Term limits
134	Independence
135	Diversity
136	Skills and experience
138	Director development
139	Assessment
140	Board succession
141	Shareholder proposals

Other information
145	Liability insurance
145	Loans to directors and officers
145	Directors’ approval

This symbol tells you where you can find more information

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  About the meeting

This year’s annual meeting is on May 3, 2018.

Read this section to find out who can vote, how you can vote and what you’ll be voting on.

Questions? Call the transfer agent in your region if you have any questions:

Canada	AST Trust Company (Canada)
1-800-783-9495

United States	American Stock Transfer & Trust Company
1-800-249-7702

Hong Kong	Tricor Investor Services Limited
852-2980-1333

Philippines	Rizal Commercial Banking Corporation
632-318-8567

Where to find it

Who can vote	14
How to vote	15
What the meeting will cover	18

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Who can vote

If you held Manulife common shares as of 5 p.m. (Eastern time) on March 7, 2018 (the record date), you’re entitled to receive notice of and vote at our 2018 annual meeting. We had 1,983,023,365 common shares outstanding as of this date and each share carries one vote.	About quorum Before the meeting can go ahead, at least two shareholders have to be present at the meeting, in person or by proxy.

We must receive a simple majority of votes cast for an item to be approved. We are not aware of any person who beneficially owns or exercises control or direction (directly or indirectly) over more than 10% of the voting rights attached to Manulife common shares.

Voting restrictions

If any person, an entity controlled by any person, or any person together with an entity he or she controls, beneficially owns more than 20% of the shares that can be voted, that person or entity cannot vote unless the Minister of Finance (Canada) allows it.

Common shares that are beneficially owned by the Government of Canada, any province or territory of Canada, any foreign government, or any political subdivision or agency of any of those entities cannot be voted, except under circumstances approved by the Minister of Finance (Canada).

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ABOUT THE MEETING

How to vote

There are two ways to vote – by proxy or in person at the meeting. How you vote depends on whether you’re a registered shareholder, an ownership statement holder or a non-registered (beneficial) shareholder.

See page 17 for important details about voting by proxy

Registered shareholders and ownership statement holders

(your package includes a proxy form)

You’re a registered shareholder if you have a share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

You’re an ownership statement holder if you hold a share ownership statement that was issued when Manufacturers Life demutualized.

Vote by proxy You or your authorized representative must sign the proxy form. If you’re a corporation or other legal entity, your authorized representative must sign the form.		▶	You can vote your shares in one of four ways:
On the internet – Go to the website indicated on your proxy form. You’ll need the personal identification/control number on the form.
By phone (Canada and U.S. only) – Call the toll-free number on the proxy form and follow the instructions. You’ll need the personal identification/control number on the form.
By mail – Complete your proxy form and return it in the envelope provided.
On your smartphone – Use the QR code found on your proxy form.

Your proxy must be received by 5 p.m. (Eastern time) on May 1, 2018 for your vote to be counted. If you’re mailing your proxy form, be sure to allow enough time for the envelope to be delivered. The time limit for the deposit of proxies may be waived or extended by the Chairman at his discretion, without notice.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

Vote in person at the meeting You’ll need to bring identification with you to the meeting.	▶		Check in with our transfer agent when you arrive at the meeting. Do not complete the proxy before the meeting because you’ll vote in person at the meeting.

Changing your vote You can revoke your proxy form if you change your mind about how you want to vote your shares.		▶

Sending new instructions with a later date on how you wish to vote will revoke the instructions you previously submitted.

You can send a new proxy on the internet, by phone or by mail, by following the instructions above.

Or send a notice in writing, signed by you or your authorized representative to: Corporate Secretary, Manulife Financial Corporation, 200 Bloor Street East, Toronto, Canada M4W 1E5.

Your new proxy must be received by 5 p.m. (Eastern time) on May 1, 2018 for your vote to be counted. If you’re mailing your new proxy form, be sure to allow enough time for the envelope to be delivered.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

If you miss the deadline, you can only revoke your proxy by giving a notice in writing to the Chairman at the meeting before the meeting begins. The notice must be signed by you or your authorized representative.

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See page 17 for important details about voting by proxy

Non-registered (beneficial) shareholders

(your package includes a voting instruction form)

You’re a non-registered shareholder if you hold your shares through an intermediary (a bank, trust company, securities broker or other financial institution). This means the shares are registered in your intermediary’s name and you’re the beneficial shareholder.

Vote by proxy You or your authorized representative must sign the voting instruction form. If you’re a corporation or other legal entity, your authorized representative must sign the form.	▶	You can give your voting instructions in one of four ways:
On the internet – Go to the website indicated on your voting instruction form and follow the instructions on screen.
By phone (Canada and U.S. only) – Call the toll-free number on your voting instruction form and follow the instructions.
By mail – Complete your voting instruction form and return it in the envelope provided.
On your smartphone – Use the QR code found on your voting instruction form.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The time limit for the deposit of proxies may be waived or extended by the Chairman at his discretion, without notice.

Vote in person at the meeting You’ll need to bring identification with you to the meeting.	▶	Check in with our transfer agent when you arrive at the meeting. Do not complete the voting instruction form before the meeting because you’ll vote in person at the meeting.

Changing your vote You can revoke your voting instruction form if you change your mind about how you want to vote your shares.	▶

Follow the instructions on your voting instruction form, or contact your intermediary for more information.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The time limit for the deposit of proxies may be waived or extended by the Chairman at his discretion, without notice.

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ABOUT THE MEETING

More about voting by proxy

Voting by proxy is the easiest way to vote. It means you’re giving someone else (your proxyholder) the authority to attend the meeting and vote for you according to your instructions.

Roy Gori, President and Chief Executive Officer or, failing him, Richard B. DeWolfe, Chairman (with full power of substitution) have agreed to act as Manulife proxyholders to vote your shares at the meeting according to your instructions.

If you do not name a different proxyholder when you sign your form, you’re authorizing Mr. Gori or Mr. DeWolfe to act as your proxyholder to vote for you at the meeting according to your instructions.

About confidentiality and voting results

Our transfer agent independently counts and tabulates the votes to maintain confidentiality. A proxy form or voting instruction form is only referred to us if it’s clear that a shareholder wants to communicate with the board or management, the validity of the form is in question, or the law requires it.

After the meeting we’ll post the voting results on manulife.com, on SEDAR (sedar.com) and on EDGAR (sec.gov/edgar).

If you do not indicate on the form how you want to vote your shares, Mr. Gori or Mr. DeWolfe will vote:

∎	FOR the election of the 15 nominated directors in this circular
∎	FOR the appointment of Ernst & Young LLP as auditors
∎	FOR the advisory vote on our approach to executive compensation
∎	AGAINST each shareholder proposal.

You can also appoint someone else to be your proxyholder – he or she does not need to be a Manulife shareholder. Print the person’s name in the blank space provided on the proxy form or voting instruction form. Remember to tell them so they know they must attend the meeting and vote your shares according to your instructions for your vote to count. If you do not specify how you want to vote your shares, your proxyholder can vote your shares using their best judgment.

If there are amendments to the items to be voted on or any other matters that are properly brought before the meeting or any adjournment, your proxyholder can vote your shares as they see fit.

Questions? Call the transfer agent in your region if you have any questions or to ask for a new proxy form (see page 13 for details).

2018 Management information circular	17

What the meeting will cover

The meeting will cover five items of business.

1. Financial statements (manulife.com)

We’ll present our 2017 consolidated financial statements and the auditors’ report on those financial statements. You can find a copy in our 2017 annual report on manulife.com.

2. Electing directors (see page 21)

You will elect 15 directors to serve on our board until either the end of next year’s annual meeting of shareholders, or earlier if they leave the board. All 15 nominated directors currently serve on the board.

You can read about the nominated directors beginning on page 21.

The board recommends that you vote FOR the election of each nominated director.

3. Appointing the auditors

Ernst & Young LLP (Ernst & Young) (or a predecessor) have acted as external auditors to Manulife or an entity within the Manulife family since 1905. The audit committee has recommended that the board re-appoint them as our auditors for fiscal 2018 to serve until the end of our next annual meeting.

We maintain independence from the external auditors through audit committee oversight, a robust regulatory framework in Canada, including the requirement to rotate the lead audit partner at least every five years, and Ernst & Young’s own internal independence procedures. The audit committee also conducts a formal review of the external auditors every year and a more comprehensive review every five years.

The audit committee believes there are benefits to having long-tenured auditors, including higher work quality because of the auditors’ institutional knowledge of our business and favourable fee structures because of the efficiencies gained from experience. In addition, if we brought in new auditors, we would spend significantly more time and resources helping them become familiar with the business.

The table below lists the services Ernst & Young provided to Manulife and its subsidiaries in the last two fiscal years and the fees they charged each year:

(in millions)	2017	2016
Audit fees	$28.9	$30.3
Includes the audit of our financial statements as well as the financial statements of our subsidiaries, segregated funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings
Audit-related fees	$2.7	$2.2
Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties
Tax fees	$0.4	$0.3
Includes tax compliance, tax planning and tax advice services
All other fees	$0.3	$0.4
Includes other advisory services
Total	$32.3	$33.2

18	Manulife Financial Corporation

ABOUT THE MEETING

Our auditor independence policy requires the audit committee to pre-approve all audit and permitted non-audit services (including the fees and conditions) the external auditor provides.

If a new service is proposed during the year that is outside the pre-approved categories or budget, it must be pre-approved by the audit committee, or by a member that the committee has appointed to act on its behalf.

The board recommends that you vote FOR the appointment of Ernst & Young as auditors.

4. Having a say on executive pay

(see page 49)

The board believes that compensation programs must be sound, fair, competitive with the market and support our strategy and progress.

Audit committee review

The audit committee conducts a formal review of the external auditors every year and a more comprehensive review every five years.

These reviews are based on recommendations by the Chartered Professional Accountants of Canada
(CPA Canada) and the Canadian Public Accountability Board to assist audit committees in their oversight duties. The comprehensive review was last conducted in 2014, covering the five-year period ended December 31, 2013.

The 2017 review looked at the engagement partner and team, their independence, objectivity and the quality of audit work performed.

The board recognizes the increased scrutiny of executive compensation generally and believes that shareholders should have the opportunity to fully understand our compensation objectives, philosophy and principles, and have a say on our approach to executive compensation. As a result, we’re asking you to vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2018 annual meeting of common shareholders of Manulife Financial Corporation.

This is an advisory vote, so the results are not binding. The board will, however, take the results into account, together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future.

Please see page 6 for an overview of our
performance for the year, our executive compensation program and the impact our performance had on executive compensation for 2017. We also describe these in more detail starting on page 49. This disclosure has been approved by the board on the recommendation of the management resources and compensation committee.

The board recommends that you vote FOR our approach to executive compensation.

2018 Management information circular

19

If a significant number of shareholders oppose the resolution, the board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review our approach to executive compensation in the context of those concerns. We encourage any shareholders who may vote against the resolution to contact the board to discuss their specific issues or concerns (see page 124 for details about how to contact the board and page 132 for details about our shareholder engagement activities).

5. Considering shareholder proposals

We
received two shareholder proposals this year (see page 141).

The board recommends that you vote AGAINST each of the shareholder proposals.

About shareholder proposals and proxy access

Shareholder proposals

We must receive shareholder proposals for our 2019 annual meeting by 5 p.m. (Eastern time) on December 7, 2018 to consider including them in next year’s management information circular. Submissions must be in writing and meet the requirements of the Insurance Companies Act (Canada), which you can find online at http://laws-lois.justice.gc.ca.

Proxy access

We must receive nominations under our proxy access policy for our 2019 annual meeting by 5 p.m. (Eastern time) on December 7, 2018 to consider including them in next year’s management information circular (see page 132 for more information on our proxy access policy).

Send your proposal or nomination notice to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

email: corporate_governance@manulife.com

20

Manulife Financial Corporation

  About the directors

Read about the nominated directors
before you vote your shares.

This year, 15 directors have been nominated for election to the board for a one-year term. Two were appointed to the board in 2017, Ronalee Ambrose and Roy Gori, President and CEO. The other directors were elected at our 2017 meeting.

These directors have the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making.

Where to find it

Key things about the board

22

Director profiles

23

2017 board committee reports

38

How we pay our directors

42

2018 Management information circular

21

Key things about the board

Gender diversity

We promote gender diversity
on our board and introduced a formal diversity policy in 2014. Our objective is to have women make up at least 30% of our independent directors and we’ve met this goal since 2013. 43% of the nominated independent directors are women and we also had a female Chair of the board from 2008 to 2013. See page 135 for more about diversity.

Majority voting

Shareholders can vote for, or withhold their vote from, each director. Directors who receive more withheld than for votes must submit their resignation.

The corporate governance and nominating committee will review the details surrounding the resignation and report to the board. The board will accept the resignation unless there are exceptional circumstances. The board will decide within 90 days of the meeting and a news release will be issued disclosing the resignation or the reasons why the resignation was not accepted. The director will not participate in these deliberations. The resignation will be effective when it is accepted by the board. This policy applies only in uncontested elections, where the number of nominated directors is the same as the number of directors to be elected.

Term limits

Independent directors can
serve on the board for up to 12 years to balance the benefit of experience with the need for new perspectives. We introduced this policy in 2013, and at the same time eliminated the mandatory retirement age of 72. See page 134 for more information.

The Chairman can be in the role for a full five-year term regardless of the number of years the individual has been a director.

2017 attendance

The table below shows the
number of board and committee meetings held in 2017 and overall attendance. Quorum for board meetings is a majority of the directors and directors are expected to attend all meetings of the board and the committees they’re members of, unless there are extenuating circumstances. All directors on the board at the time attended our 2017 annual meeting of shareholders.

Number of meetings

Overall meeting attendance

Board

9

98%

Audit committee

6

100%

Corporate governance and nominating committee

4

100%

Management resources and compensation committee

9

100%

Risk committee

6

100%

Ronalee Ambrose joined the board on September 1, 2017, Donald Guloien retired from the board on September 30, 2017, and Roy
Gori joined the board on October 1, 2017.

22

Manulife Financial Corporation

ABOUT THE DIRECTORS

Director profiles

John M. Cassaday (Vice Chair and Chair elect)

Toronto, ON, Canada ∎ Age
64 ∎ Independent

Areas of expertise

∎ Senior
executive
∎    Technology
∎ Financial
∎ Risk management
∎ Canada & U.S. operations | Governance
∎ Human resources management and executive compensation

Mr. Cassaday has strong business and senior executive experience and also serves on other public company boards.
This experience qualifies him to serve as a Manulife director and as Vice Chair and Chair elect.

John Cassaday was appointed as Vice Chair, and Chair elect, of the board on December 7, 2017. Mr. Cassaday was previously
President and Chief Executive Officer of Corus Entertainment Inc., a position he held since its inception in 1999 until his retirement on March 31, 2015. Corus is a Canadian leader in pay and specialty television and in Canadian radio and a global leader in children’s programming and licensing. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company
in Canada and the United Kingdom. He also serves on the board of Irving Oil Ltd. (non-public company).

Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the University of Toronto as well as an Honorary Doctor of Laws from the
University of Toronto.

Other current public company
boards

Sleep Country Canada Holdings Inc., 2015-present

Sysco
Corporation, 2004-present

Previous public company boards in the past
five years

Spin Master Corp., 2015-February 2018

Gibraltar Growth
Corporation, 2015-June 2017

Corus Entertainment Inc., 1999-2015

  Director since   April 1993
         Term limit:
2019[1]
 2017 votes for:   90.15%
         Meets share
ownership   guidelines
     6.8% increase in shares and DSUs owned from February 28, 2017 to February 28, 2018

2017 meeting attendance

Board

9 of 9

100%

Board committees

• Corporate governance and nominating

4 of 4

100%

  • Management resources and compensation (chair since May
2011)

9 of 9

100%

1
Mr. Cassaday is eligible for re-election under the transitional provision of the term limits adopted in 2013. If successfully elected at the meeting, Mr. Cassaday will be entitled to serve his five-year term as
Chairman (see page 134).

2018 Management information circular

23

Hon. Ronalee H. Ambrose

      Calgary, AB, Canada ∎ Age
48 ∎ Independent
Areas of expertise ∎ Senior executive ∎ Public sector ∎ Financial ∎ Risk management ∎ Canada operations | Governance Technology

  Ms. Ambrose’s extensive government sector and business experience qualify her to serve on our board and as a member of the risk committee and the management resources and compensation committee.

Ronalee Ambrose has been a corporate director since retiring from being a Member of Parliament of Canada in July 2017. Ms. Ambrose is a
former Leader of Canada’s Official Opposition in the House of Commons and a former leader of the Conservative Party of Canada. She worked as Minister across nine Canadian government departments, and her service included the role of Vice Chair of the Treasury Board and chair of the cabinet committee for public safety, justice and aboriginal issues. She also served as the Minister responsible for the Status of Women, and is a recognized champion for the rights of women and girls.

In addition to serving as a corporate director, Ms. Ambrose is a Global Fellow at the Wilson
Center’s Canada Institute in Washington, D.C., focusing on Canada-U.S. bilateral trade and North American competitiveness issues. She also serves on the advisory board of the Canadian Global Affairs Institute.

Ms. Ambrose has a Bachelor of Arts from the University of Victoria and a Master of Arts from the University of Alberta. She is also a graduate of the Harvard Kennedy School of Government Senior Leaders Program.

Other current public company boards

TransAlta
Corporation, 2017-present

Previous public company boards in the past
five years

None

2017 meeting attendance

Ms. Ambrose joined the
board and the management resources and compensation and risk committees on September 1, 2017.

  Director since   September 2017
         Term limit:
2030
 2017 votes for:   n/a
         Receives
entire annual board member retainer in DSUs until share ownership requirements are met

Board

4 of 4

100%

Board committees

• Management resources and compensation

3 of 3

100%

• Risk

2 of 2

100%

24

Manulife Financial Corporation

ABOUT THE DIRECTORS

Joseph P. Caron

Vancouver, BC, Canada ∎ Age
70 ∎ Independent

Areas of expertise

∎ Senior executive
∎ Public sector
∎ Financial
∎ Asia & Canada operations | Governance
∎ Human resources management and executive
compensation
∎ Technology

Mr. Caron brings business, government and international experience to the board, providing a well rounded perspective that positions him well to serve on our board, the management resources and compensation committee and as chair of the corporate governance and nominating committee.

Joseph Caron is Principal and Founder of Joseph Caron Incorporated, a consulting business established in 2010 to provide strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. His experience includes four years with HB Global Advisors Corporation, the international consulting firm of Heenan Blaikie LLP
(2010 to 2013), and almost four decades with the Government of Canada where he served in a number of key diplomatic posts, including Ambassador to the People’s Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High
Commissioner to the Republic of India (2008 to 2010). He also serves on the board of the Vancouver International Airport.

Mr. Caron holds a Bachelor of Arts in Political Science from the University of Ottawa. He holds honorary degrees from York University and Meiji Gakuin University, and has been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research. In May 2017, Mr. Caron received The Order of the Rising Sun, awarded by the Japanese Emperor in a ceremony at the Imperial Palace in Tokyo.

Other current public company boards

None

Previous public company boards in the past five years

Westport Innovations Inc., 2013-June 2016

  Director since   October 2010
         Term limit:
2023
 2017 votes for:   97.04%
         Meets share
ownership   guidelines
     11.5% increase in shares and DSUs owned from February 28, 2017 to February 28, 2018

2017 meeting attendance

Board

9 of 9

100%

Board committees

• Corporate governance and nominating (chair since May 1, 2014)

4 of 4

100%

• Management resources and compensation

9 of 9

100%

2018 Management information circular

25

Susan F. Dabarno

Bracebridge, ON, Canada ∎ Age
65 ∎ Independent

Areas of expertise

∎ Senior
executive
∎    Technology
∎ Financial
∎ Global financial services executive |
Knowledge of investment
management
∎ Canada operations | Governance
∎ Human
resources management and executive compensation

Ms. Dabarno brings extensive financial services experience to the board and her roles in various executive capacities and accounting background qualify her to serve on the audit committee and management resources and compensation committee.

Susan Dabarno has been a corporate director since 2011. She has extensive wealth management and distribution expertise and served from 2009 to 2010 as Executive Chair, and from 2003 to 2009 as President and Chief Executive Officer, of Richardson Partners Financial Limited, an independent wealth management services firm. Before joining Richardson Partners Financial Limited,
Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc.

She is
a former director of the Toronto Waterfront Revitalization Corporation (government funded organization) and Bridgepoint Health Foundation (not-for-profit).

Ms. Dabarno is a Chartered Professional Accountant and holds a Class II Diploma from McGill University.

Other current public company boards

Cenovus Energy Inc., 2017-present

Previous public company boards in the past five years

People Corporation, 2011-2013

  Director since   March 2013
         Term limit:
2025
 2017 votes for:   97.09%
         Meets share
ownership   guidelines
     3.8% increase in shares and DSUs owned from February 28, 2017 to February 28, 2018

2017 meeting attendance

Board

8 of 9

89%

Board committees

• Audit

6 of 6

100%

• Management resources and compensation

9 of 9

100%

26

Manulife Financial Corporation

ABOUT THE DIRECTORS

Sheila S. Fraser

      Ottawa, ON, Canada ∎ Age
67 ∎ Independent
 Areas of expertise   ∎ Senior executive ∎ Public sector ∎ Financial ∎ Risk management ∎ Human resources management and executive compensation ∎ Technology

Ms. Fraser’s extensive professional experience and her contributions to the accounting and auditing profession qualify her to serve on our board, the risk committee and as chair of the audit committee. Her other board experience and international work provide an added perspective to her board and committee work.

Sheila Fraser is currently a corporate director. Ms. Fraser served as Auditor General of Canada from 2001 to 2011 and, prior to joining the Office of the Auditor General in 1999 as Deputy Auditor General, she was a partner at Ernst & Young LLP for 18 years.

Ms. Fraser’s contributions to the accounting and auditing profession include her current role as a Trustee of the International Financial Reporting Standards
(IFRS) Foundation. She has also chaired two committees of the International Organization of Supreme Audit Institutions as well as the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants and, until December 31,
2013, was a member of the International Federation of Accountants-International Public Sector Accounting Standards Board.

She also serves on the board of the International Institute for Sustainable Development – Experimental Lakes Area (not-for-profit).

Ms. Fraser holds a Bachelor of Commerce from McGill University and is a Fellow of the
Institute of Chartered Professional Accountants of Ontario and the Ordre des comptables professionnels agréés du Québec.

Other public company boards

None

Previous public company boards in the past five years

Bombardier Inc., 2012-July 2017

  Director since   November 2011
         Term limit:
2024
 2017 votes for:   98.92%
         Meets share
ownership    guidelines
     12.1% increase in shares and DSUs owned from February 28, 2017 to February 28, 2018

2017 meeting attendance

Board

8 of 9

89%

Board committees

• Audit (chair since May 2013)

6 of 6

100%

• Risk

6 of 6

100%

2018 Management information circular

27

Roy Gori (President and Chief Executive Officer)

Toronto, ON, Canada ∎ Age 48 ∎ Not
independent (management)

Areas of expertise

∎ Senior
executive                                    ∎    Risk management
∎ Financial

       ∎
Technology
∎ Global financial services executive |
Knowledge of investment management
∎ Asia operations | Governance
∎ Human resources management and
executive compensation

Roy Gori was appointed President of Manulife on June 5, 2017 and Chief Executive Officer and member of the board on October 1,
2017. He is also chair of Manulife’s executive leadership team.

Mr. Gori joined
Manulife in March 2015 as President and Chief Executive Officer, Manulife Asia. In that role, he was responsible for Manulife Asia operations in China, Hong Kong, Indonesia, Japan, Macau, Malaysia, the Philippines, Singapore, Taiwan, Thailand,
Vietnam and Cambodia. During his time leading Manulife’s rapidly growing business in the region, Manulife Asia rolled out a new strategy to further accelerate its growth, strengthen its competitive position and reposition its business around its customers. Mr. Gori was also the driving force behind a number of key innovations that Manulife brought to market, including the award-winning Manulife MOVE insurance product.

Prior to joining Manulife, Mr. Gori was Head of Consumer Banking (North Asia and Australia)
and Regional Head of Retail Banking (Asia Pacific) at Citigroup. In these roles, he was responsible for the company’s insurance and wealth management businesses and its Asia Pacific Sales and Distribution organization.

A native Australian, Mr. Gori has worked and lived in Sydney, Singapore, Thailand, and Hong
Kong, and is now based in Toronto.

Other current public company
boards

None

Previous public company boards in the past five years

None

  Director since   October 2017
         Term limit:
applies to independent directors only
 2017 votes for:   n/a
         Meets share
ownership   guidelines

  2017 meeting attendance
Mr. Gori joined the board on October 1, 2017.

Board

3 of 3

100%

  Board committees
Mr. Gori is not a member of any of the board committees but attends at the invitation of the Chairman and/or committee chair

28

Manulife Financial Corporation

ABOUT THE DIRECTORS

Luther S. Helms

Paradise Valley, AZ, U.S.A. ∎ Age
74 ∎ Independent

Areas of expertise

∎ Senior
executive                                    ∎    Risk management
∎ Financial

       ∎
Technology
∎ Global financial services executive |
Knowledge of investment management
∎ Asia & U.S. operations | Governance

Mr. Helms brings extensive banking, investment and financial services experience and a U.S. perspective to the board, which also qualify him to serve on both the audit and corporate governance and nominating committees.

Luther Helms is the founder of and advisor to Sonata Capital Group. Sonata is a privately-owned registered investment advisory firm.
Mr. Helms has extensive banking and financial services experience, holding various positions at Bank of America Corporation, including Vice Chairman from 1993 to 1998, and he was Vice Chairman of KeyBank from 1998 to 2000.

He also serves on the board of Point Inside, Inc. (non-public).

Mr. Helms has an MBA from the University of Santa Clara and a Bachelor of Arts, History and
Economics from the University of Arizona.

Other current public company
boards

None

Previous public company boards in the past five years

ABM Industries Incorporated, 1995-March 2017

  Director since   May 2007
         Term limit:
2019
 2017 votes for:   99.26%
         Meets share
ownership   guidelines
     9.9% increase in shares and DSUs owned from
 February 28, 2017 to   February 28, 2018

2017 meeting attendance

Board

9 of 9

100%

Board committees

• Audit

6 of 6

100%

• Corporate governance and nominating

4 of 4

100%

2018 Management information circular

29

Tsun-yan Hsieh

Singapore, Singapore  ∎ Age
65 ∎ Independent

Areas of expertise

∎ Senior executive
∎ Public sector
∎ Financial
∎ Asia & Canada operations | Governance
∎ Human resources management and executive
compensation
∎ Technology

Mr. Hsieh’s extensive management leadership, management consulting and academic experience, combined with his
Asia perspective, qualifies him to serve on our board and the management resources and compensation committee.

Tsun-yan Hsieh is Chairman of LinHart Group PTE Ltd., a firm he founded in 2010 to provide leadership services internationally.
Mr. Hsieh, a resident of Singapore, has extensive consulting experience in business strategy, leadership development and corporate transformation. Mr. Hsieh joined McKinsey & Company in 1980 and was elected a director from 1990 to
2008, when he retired. During his tenure, he served as Managing Director of Canada and ASEAN practices and led McKinsey’s Organization and Leadership Practice globally.

At the National University of Singapore, Mr. Hsieh holds the joint appointment of Provost Chair Professor at the Business School and the Lee Kuan Yew School of
Public Policy.

He serves on the board of the following non-public companies and not-for-profit and other organizations: Duke-NUS Graduate Medical School Singapore, LinHart Group PTE Ltd. (Chairman/Director), Manulife US Real Estate Management Pte Ltd. (Chair), National University of Singapore Business School (Management Advisory Board),
Singapore Institute of Management (Member of Governing Council) and Singapore Institute of Management Pte Ltd.

Mr. Hsieh has a Bachelor of Science in Mechanical Engineering from the University of Alberta and an MBA from Harvard Business School.

Other current public company boards

Singapore Airlines, 2012-present

Previous public company boards in the past five years

Bharti Airtel Limited, 2010-2015

Sony Corporation, 2008-2013

  Director since   October 2011
         Term limit:
2024
 2017 votes for:   96.18%
         Meets share
ownership   guidelines
     21.0% increase in shares and DSUs owned from
 February 28, 2017 to   February 28, 2018

2017 meeting attendance

Board

8 of 9

89%

Board committees

• Management resources and compensation

9 of 9

100%

30

Manulife Financial Corporation

ABOUT THE DIRECTORS

P. Thomas Jenkins

Linton, Cambridgeshire, United Kingdom  ∎ Age
58
∎ Independent

Areas of expertise

∎ Senior executive
                                   ∎    Public sector
∎ Financial

       ∎    Risk
management
∎ Asia, Canada & U.S. operations |
Governance
∎ Human resources management and executive
compensation
∎ Technology

Mr. Jenkins brings extensive business perspective to the audit and risk committees through experience in business, other public company boards and the boards and committees of various government, business and other organizations.

Thomas Jenkins is Chairman of the Board of OpenText Corporation. From 2005 to 2013, Mr. Jenkins was Chief Strategy Officer of OpenText.
Prior to 2005, Mr. Jenkins was President and Chief Executive Officer of OpenText. Mr. Jenkins has served as a Director of OpenText since 1994 and as its Chairman since 1998.

He is a former director of BMC Software, Inc., a non-public software corporation based in Houston,
Texas, and serves on the board of the following not-for-profit organizations: School of Public Policy, University of Calgary (Executive Fellow), National Research Council of Canada, Ontario Global 100 Network (Chair), C.D. Howe Institute, and
Canadian Council of Chief Executives.

Mr. Jenkins received an MBA from the Schulich School
of Business at York University, a Masters of Applied Sciences from the University of Toronto and a Bachelor of Engineering & Management from McMaster University. Mr. Jenkins received an honorary doctorate of laws from the University of
Waterloo and an honorary doctorate of Military Science from the Royal Military College of Canada. He is a recipient of the 2009 Ontario Entrepreneur of the Year, the 2010 McMaster Engineering L.W. Shemilt Distinguished Alumni Award and the Schulich
School of Business 2012 Outstanding Executive Leadership award and is a 2017 Inductee of the Order of the Business Hall of Fame. He is a Fellow of the Canadian Academy of Engineering. Mr. Jenkins was awarded the Canadian Forces Decoration and the Queen’s Diamond Jubilee Medal. Mr. Jenkins is an Officer of the Order of Canada.

Other current public company boards

OpenText Corporation, 1994-present

TransAlta Corporation, 2014-present

Previous public company boards in the past five years

Thomson Reuters Corporation, 2013-May 2017

  Director since   March 2015
         Term limit:
2027
 2017 votes for:   99.38%
         Meets share
ownership   guidelines
     85.4% decrease in shares and DSUs owned from
 February 28, 2017 to   February 28,
2018[1]

2017 meeting attendance

Board

9 of 9

100%

Board committees

• Audit

6 of 6

100%

• Risk

6 of 6

100%

1
In connection with a restructuring of his personal investments, Mr. Jenkins sold his common shares. He continues to hold sufficient DSUs to meet the ownership guideline and continues to receive his fees in DSUs rather than in cash.

2018 Management information circular

31

Pamela O. Kimmet

Atlanta, GA, U.S.A.  ∎ Age
59 ∎ Independent

Areas of expertise

∎ Senior executive
∎ Financial
∎ Global financial services executive |
Knowledge of investment
management
∎ U.S. operations | Governance
∎ Human resources
management and executive compensation

Ms. Kimmet’s extensive human resources leadership and senior executive experience and international perspective qualify her to serve on our board and the risk and management resources and compensation committees.

Pamela Kimmet is the Chief Human Resources Officer at Cardinal Health, Inc., a health care services company which distributes pharmaceuticals and medical products, manufactures medical and surgical products and provides logistics and other services designed to improve the cost-effectiveness of healthcare. Prior to July 1, 2016, Ms. Kimmet was the Senior Vice
President, Human Resources, Coca-Cola Enterprises, Inc., a position she held since 2008. Ms. Kimmet has extensive human resources leadership experience, including in the financial services industry with senior positions at Bear, Stearns & Company, Inc. and Citigroup, Inc.

Ms. Kimmet
is a fellow of the National Academy of Human Resources, Vice Chair of the HR Policy Association and Chair of its Center for Executive Compensation, former Chair of the National Business Group on Health, and a member of the Personnel Roundtable. She holds an MBA from Michigan State University and a Bachelor of Science in Industrial and Labor Relations from Cornell University.

Other current public company boards

None

Previous public company boards in the past five years

None

  Director since   March 2016
         Term limit:
2028
 2017 votes for:   96.84%
         Meets share
ownership   guidelines
     8.3% increase in shares and DSUs owned from
 February 28, 2017 to   February 28, 2018

2017 meeting attendance

Board

9 of 9

100%

Board committees

• Risk

6 of 6

100%

• Management resources and compensation

9 of 9

100%

32

Manulife Financial Corporation

ABOUT THE DIRECTORS

Donald R. Lindsay

Vancouver, BC, Canada ∎ Age
59 ∎ Independent

Areas of expertise

∎ Senior
executive                                    ∎    Risk
management
∎ Financial

∎    Technology
∎ Global financial services
executive |
Knowledge of investment management
∎ Asia, Canada & U.S. operations | Governance
∎ Human resources management and executive compensation

Mr. Lindsay’s CEO and international business experience, and nearly two decades of experience in senior executive roles in investment and corporate banking and global financial services, qualify him to serve on our board and on the risk committee.

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005. Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Mr. Lindsay earned a Bachelor of Science in Mining
Engineering from Queen’s University and holds an MBA from Harvard Business School.

Other current public company boards

Teck Resources Limited, 2005-present

Previous public company boards in the past five years

None

  Director since   August 2010
         Term limit:
2023
 2017 votes for:   99.56%
         Meets share
ownership   guidelines
     10.2% increase in shares and DSUs owned from
 February 28, 2017 to   February 28, 2018

2017 meeting attendance

Board

9 of 9

100%

Board committees

• Risk

6 of 6

100%

2018 Management information circular

33

John R.V. Palmer

Toronto, ON, Canada ∎ Age
74 ∎ Independent

Areas of expertise

∎ Senior executive
∎ Public sector
∎ Financial
∎ Risk management
∎ Asia & Canada operations | Governance
∎ Human resources
management and executive compensation

Mr. Palmer’s experience with regulators in different jurisdictions, including seven years as Superintendent of
Financial Institutions, Canada, and his accounting background qualify him to serve on our board, the audit committee and the risk committee, which he chaired from 2010 to May
2016.

John Palmer is Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 to 2001, following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy
Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority.

He serves on the board of the following non-public companies and not-for-profit organizations: Sageco Advisory Services Inc., Tenaugust Properties Inc. and Toronto
Leadership Centre (Chairman).

Mr. Palmer is a Fellow of the Institutes of Chartered
Professional Accountants of Ontario and British Columbia and holds a Bachelor of Arts from the University of British Columbia.

Other current public company boards

Fairfax
Financial Holdings Limited, 2012-present

Previous public company
boards in the past five years

None

  Director since   November 2009
         Term limit:
2022
 2017 votes for:   98.72%
         Meets share
ownership   guidelines
     8.8% increase in shares and DSUs owned from
 February 28, 2017 to February 28, 2018

2017 meeting attendance

Board

9 of 9

100%

Board committees

• Audit

6 of 6

100%

• Risk (chair from 2010-2016)

6 of 6

100%

34

Manulife Financial Corporation

ABOUT THE DIRECTORS

C. James Prieur

Chicago, IL, U.S.A. ∎ Age
66 ∎ Independent

Areas of expertise

∎ Senior
executive                                    ∎    Risk
management
∎ Financial

∎    Technology
∎ Global financial services
executive |
Knowledge of investment management
∎ Asia, Canada & U.S. operations | Governance
∎ Human resources management and executive compensation

Mr. Prieur’s strong financial background and his wealth of senior executive experience in the insurance business in Canada, the U.S. and globally qualify him to serve on our board, the management resources and compensation committee and as chair of the risk committee.

James Prieur has been a corporate director since 2011 and, prior to that time, Mr. Prieur served as Chief Executive Officer and director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was
President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, United States, and the United Kingdom.

He serves on the board of the Alberta Investment Management Corporation, a Crown corporation of the
Province of Alberta, as well as the following not-for-profit organizations: President’s Circle of the Chicago Council on Global Affairs, and The Pacific Council on International Policy and its China Committee.

Mr. Prieur is a Chartered Financial Analyst and holds an MBA from the Richard Ivey School at
Western University and a Bachelor of Arts from the Royal Military College of Canada.

Other current public company boards

Ambac Financial Group, Inc., 2016-present

Previous public company boards in the past five years

None

  Director since   January 2013
         Term limit:
2025
 2017 votes for:   97.00%
         Meets share
ownership   guidelines
     10.1% increase in shares and DSUs owned from
 February 28, 2017 to   February 28, 2018

2017 meeting attendance

Board

9 of 9

100%

Board committees

• Management resources and compensation

9 of 9

100%

• Risk (chair since May 2016)

6 of 6

100%

2018 Management information circular

35

Andrea S. Rosen

Toronto, ON, Canada  ∎ Age
63 ∎ Independent

Areas of expertise

∎ Senior executive
∎ Financial
∎ Risk management
∎ Global financial services executive
|
Knowledge of investment management
∎ Canada operations |
Governance
∎ Human resources management and executive compensation

Ms. Rosen’s experience as a global financial services executive with particular experience in investment banking, wholesale and retail banking, risk management, human resources management and executive compensation qualify her to serve on our board and serve on the audit and corporate governance and nominating committees.

Andrea Rosen has been a corporate director since 2006. Prior to January 2005, her experience includes more than a decade with TD Bank
Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation.

She serves on the board of the Institute of Corporate Directors
(not-for-profit).

Ms. Rosen has an LLB from
Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a Bachelor of Arts from Yale University.

Other current public company boards

Emera Inc.,
2007-present

Previous public company boards in the past five
years

Hiscox Limited, 2006-2015

  Director since   August 2011
         Term limit:
2024
 2017 votes for:   99.70%
         Meets share
ownership   guidelines
     16.0% increase in shares and DSUs owned from
 February 28, 2017 to   February 28, 2018

2017 meeting attendance

Board

9 of 9

100%

Board committees

• Audit

6 of 6

100%

• Corporate governance and nominating

4 of 4

100%

36

Manulife Financial Corporation

ABOUT THE DIRECTORS

Lesley D. Webster

Naples, FL, U.S.A. ∎ Age
65 ∎ Independent

Areas of expertise

∎ Senior
executive                                    ∎    Risk
management
∎ Financial

∎    Technology
∎ Global financial services
executive |
Knowledge of investment management
∎ Asia, Canada & U.S. operations | Governance

Ms. Webster’s extensive senior executive experience in financial services in the U.S., and in enterprise risk management, capital markets and trading in particular, qualifies her to serve on our board, the management resources and compensation committee and the risk committee.

Lesley Webster is President and founder of Daniels Webster Capital Advisors, an enterprise risk management consulting firm established in
2006. Ms. Webster has extensive financial industry experience and was Executive Vice President of JP Morgan Chase’s firm-wide Market and Fiduciary Risk Management from 1994 until 2005. Prior to that, she was global head of U.S. Dollar
Fixed Income Derivatives at UBS Securities, Inc. and head of Fixed Income Arbitrage trading at Chase Manhattan Bank.

Ms. Webster earned a PhD in Economics from Stanford University and a Bachelor of Arts in Economics from the University of Illinois at Urbana.

Other current public company boards

None

Previous public company boards in the past five years

MarketAxess Holdings Inc., 2013-2015

  Director since   October 2012
         Term limit:
2025
 2017 votes for:   97.02%
         Meets share
ownership   guidelines
     10.5% increase in shares and DSUs owned from
 February 28, 2017 to   February 28, 2018

2017 meeting attendance

Board

9 of 9

100%

Board committees

• Management resources and compensation

9 of 9

100%

• Risk

6 of 6

100%

2018 Management information circular

37

2017 board committee reports

  Corporate governance and nominating
committee

 Joseph Caron (chair)
 John Cassaday
 Richard DeWolfe
 Luther Helms
Andrea Rosen

All members of the corporate governance and nominating committee are independent. The Chairman is also a member.

  The committee met four times in 2017. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities

Key activities

Managing board renewal and succession, including identifying the necessary competencies, expertise, skills, background and personal qualities for potential candidates, identifying qualified candidates, maintaining an evergreen list of qualified candidates and reviewing committee membership

∎ Reviewed the necessary
characteristics, experience and expertise for prospective directors.

∎ Conducted search to identify new director candidate and led the vetting process.

∎ Maintains and regularly refines the
evergreen list of potential director candidates.

∎ Provided guidance to the board on
the process of selecting a new board Chairman.

∎ Reviewed the board diversity policy
and diversity objectives and considered any changes necessary to achieve the goals outlined in the policy.

Developing effective corporate governance policies and procedures, including subsidiary governance

∎ Monitored corporate governance
developments, and assessed current corporate governance practices against emerging best practices and other applicable requirements.

∎ Reviewed the details of, and
compliance with, board and committee charters and mandates of board and committee chairs, directors and the CEO.

∎ Reviewed all significant changes in director status and confirmed no adverse impact.

∎ Reviewed subsidiary governance
policies to streamline operations and oversight.

∎ Reviewed the annual report on
subsidiary governance.

Developing and overseeing the processes for assessing board, committee and individual director effectiveness including the committee chairs and Chairman

∎ Worked with an independent
consultant to assist in the implementation of assessments of the board, the Chairman, the committees and chairs of each.

∎ Reviewed and confirmed the independence of the directors.

∎ Assessed the board’s
relationship with management.

Coordinating the director orientation and education program

∎ Considered the relevant topics and developed the agenda for the director education program.

Reviewing director compensation

∎ Monitored developments in director compensation.

The committee meets without management present at each meeting. The committee also conducts a biannual review of director compensation, and if any changes are contemplated, will engage an independent consultant to conduct a comprehensive review of the compensation program, including a benchmarking exercise, to develop a recommendation.

There is cross-membership between the corporate governance and nominating committee and each of the audit and management resources and compensation committees.

38

Manulife Financial Corporation

ABOUT THE DIRECTORS

Audit committee

 Sheila Fraser (chair)
 Susan Dabarno
 Luther Helms
 Thomas Jenkins
 John Palmer
Andrea Rosen

The audit committee and the board have determined that all members of the committee are independent, financially literate and qualify as audit committee financial experts under the Sarbanes-Oxley Act of 2002. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and securities exchange rules. The committee also serves as the conduct review committee.

The committee met six times in 2017, including one joint meeting with the risk committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities

Key activities

Overseeing the quality and integrity of financial information including the effectiveness of our systems of internal control over financial reporting

∎ Reviewed significant accounting and
actuarial practices and policies (and areas where judgment was applied), financial disclosure (and recommended them to the board for approval), and management’s report on the effectiveness of internal controls over financial reporting.

∎ Reviewed the internal control
framework and recommended it to the board for approval.

Overseeing the performance, qualifications and independence of our external auditors

∎ Conducted the annual review of
Ernst & Young, including the engagement partner and audit team, their independence, objectivity and quality of audit work performed, and recommended their reappointment as auditors to the board for approval.

∎ Reviewed and approved or
pre-approved the auditor independence policy, the scope of the annual audit plan and all related services and fees, recurring audit and non-audit services for the coming year, and audit and non-audit services proposed during the year outside of previous approvals.

Overseeing our compliance program, including compliance with legal and regulatory requirements and the effectiveness of our compliance practices

 ∎ Reviewed reports on compliance with
applicable laws and regulations.
 ∎ Reviewed reports on the anti-money
laundering/anti-terrorist financing program.
 ∎ Reviewed the disclosure
policy.

Overseeing our finance, actuarial, internal audit and global compliance functions

∎ Reviewed reports, opinions and
recommendations from the Chief Actuary.

∎ Reviewed the annual report of the
external actuarial peer reviewer.

∎ Reviewed and approved the internal
audit plan and reviewed periodic reports on internal audit activities and audit results.

∎ Reviewed and approved the mandates of the Chief Compliance Officer, Chief Auditor, Chief Financial Officer (CFO) and Chief Actuary and the global compliance, internal audit, finance and actuarial functions, and reviewed the performance evaluation and assessed the effectiveness of each.

Developing our ethical standards and policies on managing conflicts of interest and protecting confidential information and monitoring customer complaints

∎ Reviewed the code of business
conduct and ethics and the procedures relating to conflicts of interest and restricting the use of confidential information.

∎ Reviewed reports on compliance with the code and Ethics Hotline activities.

∎ Reviewed procedures for handling
complaints.

Monitoring arrangements with related parties and transactions that could have a material impact on our stability or solvency

∎ Reviewed reports on the effectiveness of the procedures to identify material related party transactions.

The committee meets without management present at each meeting. The committee also met in private with Ernst & Young, the independent actuarial peer reviewer, the CFO, Chief Risk Officer, Chief Actuary, Chief Auditor and Chief Compliance Officer throughout the year. There is cross-membership between the audit committee and each of the other board committees.

2018 Management information circular

39

  Management resources and compensation
committee

  John Cassaday (chair)
     Ronalee Ambrose
 (joined September 1, 2017)
 Joseph Caron
 Susan Dabarno
 Tsun-yan Hsieh
 Pamela Kimmet
 James Prieur
Lesley Webster

All members of the management resources and compensation committee are independent and meet the additional independence standards set out in our director independence policy in compliance with applicable securities exchange rules. A majority of the members have experience in executive compensation and financial experience, and several have experience in risk management.

  The committee met nine times in 2017. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities

Key activities

Overseeing global human resources strategy, policies and programs

∎ Reviewed the 2017 compensation
program, including outcomes of changes implemented in 2016 to simplify compensation plans, link pay more closely to performance and align compensation more closely with shareholder experience, and recommended the 2018 compensation program to the board for approval.

∎ Reviewed
the results of the global employee engagement survey.

∎ Reviewed the compensation programs,
including base pay, incentives, pension and benefit plans and made recommendations to the board.

∎ Reviewed reports on talent management.

∎ Reviewed updates to the global
compensation policy.

Developing and maintaining succession plans for the CEO and other senior executives

  ∎ Oversaw the implementation of the CEO succession plan, culminating in the successful transition of the role to Roy Gori, and reviewed the succession plans for other senior executives.

Reviewing senior executive appointments before recommending them to the board for approval

∎ Reviewed transformational changes at senior leadership level, including several executive appointments and recommended to the board for approval.

Reviewing and recommending compensation performance goals and objectives for the CEO and other senior executives, assessing the performance of the CEO and other senior executives in light of their performance goals and objectives and recommending their compensation

∎ Reviewed and approved the
CEO’s annual objectives, assessed the CEO’s performance and made compensation recommendations for approval by the board.

∎ Reviewed the performance assessment
and compensation recommendations for the members of the executive leadership team and the head of each oversight function and approved their annual objectives.

∎ Reviewed the approach to senior
executive compensation benchmarking.

∎ Reviewed, and approved changes to,
our compensation peer group.

∎ Considered the feedback from
shareholder engagement meetings regarding compensation programs.

Overseeing compensation plans and ensuring the compensation program aligns with risk management policies and practices and corporate strategy

∎ Confirmed the alignment of compensation programs with sound risk management principles and established risk appetite.

Overseeing governance of employee pension plans

∎ Reviewed the annual pension report and global benefits program report.

The committee meets without management present at each meeting. The committee also works with a consulting firm to receive independent advice on compensation matters, and has retained Hugessen Consulting Inc. (Hugessen) as its independent advisor since 2006. The committee chair approves all of the work undertaken by the independent advisor. Please see page 55 for more about the independent advisor. The committee met in private with their independent advisor throughout the year. There is cross-membership between the management resources and compensation committee and each of the other board committees.

40

Manulife Financial Corporation

ABOUT THE DIRECTORS

Risk committee

  James Prieur (chair)
     Ronalee Ambrose
 (joined September 1, 2017)
 Sheila Fraser
 Thomas Jenkins
 Pamela Kimmet
 Donald Lindsay
 John Palmer
Lesley Webster

All members of the risk committee are independent and a majority are knowledgeable about risk management and risk disciplines.

The committee met six times in 2017, including one joint meeting with the audit committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibility

Key activities

Identifying and assessing our principal risks and overseeing the programs, procedures and controls in place to manage them

∎ Reviewed reports from the Chief
Risk Officer on risk appetite, risk limits, principal risk exposures, stress tests and emerging risks and policies, procedures and controls in place to manage principal risks.

∎ Reviewed reports from the Chief
Auditor on the adequacy and effectiveness of the procedures and controls to manage the principal risks.

∎ Reviewed reports on capital targets and ratios.

∎ Reviewed reports on the information
services risk management program.

∎ Reviewed reports from business
divisions on the key risks and risk management strategies for the relevant business.

Developing, overseeing and reviewing our enterprise risk management framework, risk appetite and risk limits

∎ Reviewed risk appetite and risk limits and recommended to the board for approval, and considered the appropriate balance of risk and return.

Reviewing the risk impact of the business plan and new business initiatives, including consistency with our risk appetite and related risk management and controls

∎ Reviewed the risk impact of the strategic plan, including consistency with the approved risk appetite and related risk management and controls.

Aligning our compensation programs with sound risk management principles and our established risk appetite

∎ Reviewed reports on the alignment of compensation programs with sound governance principles and established risk appetite.

Overseeing the risk management function

∎ Reviewed and approved the mandates
of the Chief Risk Officer and the risk management function, and reviewed the performance evaluation and assessed the effectiveness of each.

∎ Reviewed and approved the budget,
structure, skills and resources of the risk management function.

Overseeing our compliance with risk management policies

∎ Reviewed and recommended that the board approve changes to the risk policy framework and related enterprise policies.

The committee meets without management present at each meeting. The committee also met in private with the Chief Risk Officer, Global
Chief Information Risk Officer, Chief Auditor, Chief Compliance Officer and the Chief Actuary throughout the year. There is cross-membership between the risk committee and the audit and management resources and compensation committees.

2018 Management information circular

41

How we pay our directors

We structure director compensation with three goals in mind:

∎

to reflect their responsibilities, time commitment and expected contribution

∎

to align their interests with those of our shareholders

∎

to be competitive with global financial institutions that are comparable to us in scope and complexity.

The
corporate governance and nominating committee assists the board in reviewing director compensation every two years, and works with a consulting firm to receive independent advice about the best approach to making any changes the committee determines are necessary. After review the board decided that changes to the director compensation program were not necessary in 2017 (see the committee’s report on page 38 for more information). We have not made any changes to our director compensation program since 2014.

We pay our directors in U.S. dollars because paying in a global currency helps us assemble a board that reflects our global presence and compete with other large global financial institutions.

The table on the next page shows the director fee schedule for services they provide to
Manulife and Manufacturers Life. Fees are divided equally between the two companies. We also reimburse directors for travel and other expenses for attending board, committee and education sessions when they travel at least 150 km from their residence. The Chairman does not receive fees other than his annual retainer, but he is entitled to receive the travel allowance. Independent directors do not receive stock options or participate in a non-equity compensation plan or pension plan.
Occasionally directors will attend meetings of committees they are not members of, but they do not receive a meeting fee for attending these meetings.

About equity ownership

Directors must own equity in Manulife so their interests are aligned with the interests of our shareholders.
Directors can count Manulife common shares or deferred share units towards meeting the ownership guidelines. Deferred share units are notional shares that have the same value as Manulife common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

We require all directors except Mr. Gori to own common shares and/or deferred share units with a total market value of at least three times the annual board member retainer. All directors (other than Ronalee Ambrose, who joined the board on September 1, 2017) exceed the equity ownership guideline. Please see page 46 for more information about deferred share units as well as each director’s current equity ownership. As CEO, Mr. Gori has separate share ownership requirements, which he satisfies. You can read more about this on page 59.

If a director does not meet their ownership requirement, that director must elect to receive the entire annual board member retainer in deferred share units at the next possible election date if they continue to not meet the requirement at that time, and Ms. Ambrose has so elected for 2018. We also encourage directors to continue investing in Manulife shares once they’ve met the minimum.

42

Manulife Financial Corporation

ABOUT THE DIRECTORS

  Director fees
US$

Annual retainers

Board member

150,000

Chairman

400,000

Vice Chair of the board (if applicable, paid in addition to the annual board member retainer and any other retainers that apply)

50,000

Observer to subsidiary board (requested from time to time, may be paid an additional retainer and/or meeting fee at the board’s discretion)

Variable

Committee chair retainers

  Audit committee   Management
resources and compensation committee Risk committee

40,000

Corporate governance and nominating committee

25,000

Committee retainers

  Audit committee   Management
resources and compensation committee Risk committee

8,000

Corporate governance and nominating committee

5,000

Meeting fees

Board meeting

2,000

Committee meeting (paid to committee members only)

1,500

Education session not held on a board or committee meeting date

1,500

  Travel allowance for attending meetings (per round trip of at least 150 km)

Within North America, Europe or Asia

1,000

Between North America or Asia and Europe

1,500

Between North America and Asia

3,000

2018 Management information circular

43

2017 Director compensation

The table below shows the compensation paid to the independent directors in 2017 for services provided to Manulife, Manufacturers Life and any Manulife subsidiary.
Amounts were converted to Canadian dollars using the opening Bank of Canada exchange rate on the business day before each quarterly payment date:

∎

US$1.00 = $1.3300 on March 30, 2017

∎

US$1.00 = $1.3029 on June 29, 2017

∎

US$1.00 = $1.2452 on September 29, 2017

∎

US$1.00 = $1.2592 on December 29, 2017.

Annual fees

Committee retainers

Meeting fees ($)

  Annual
retainer

Chair

Member

Board

Board committee

Ronalee Ambrose

$62,785

$0

$6,698

$10,046

$13,180

Joseph Caron

$192,649

$32,108

$16,696

$23,013

$36,703

John Cassaday

$196,962

$51,373

$16,696

$23,013

$36,703

Susan Dabarno

$192,649

$0

$20,549

$20,408

$40,525

Richard DeWolfe

$513,730

$0

$0

$0

$0

Sheila Fraser

$192,649

$51,373

$20,549

$20,523

$32,713

Luther Helms

$192,649

$0

$16,696

$23,013

$30,845

Tsun-yan Hsieh

$192,649

$0

$10,275

$20,408

$26,981

Thomas Jenkins

$192,649

$0

$20,549

$23,013

$28,763

Pamela Kimmet

$192,649

$0

$20,549

$23,013

$40,525

Donald Lindsay

$192,649

$0

$10,275

$23,013

$23,118

John Palmer

$192,649

$0

$20,549

$23,013

$30,718

James Prieur

$192,649

$51,373

$20,549

$23,013

$38,636

Andrea Rosen

$192,649

$0

$16,696

$23,013

$30,845

Lesley Webster

$192,649

$0

$20,549

$23,013

$40,525

Pro-rated fees

Fees were pro-rated for two directors:

∎

Ronalee Ambrose joined the board, the management resources and compensation committee and the risk committee on September 1, 2017

∎

John Cassaday was appointed Vice Chair of the board on December 7, 2017.

Subsidiary board fees

One of our directors received fees for services he provided to a subsidiary in 2017 through our subsidiary governance oversight program:

∎

Tsun-yan Hsieh served on the board of Manulife US Real Estate Management Pte Ltd., and received fees for his services as shown in the table above.

44

Manulife Financial Corporation

ABOUT THE DIRECTORS

Total compensation for the
independent directors is capped at US$4 million ($5.14 million): US$2 million ($2.57 million) each for Manulife and Manufacturers Life. Canadian amounts have been calculated using an average exchange rate for 2017 of US$1.00 = $1.2843.
Total compensation paid to the independent directors in 2017 was below the capped amount. Mr. Gori and Mr. Guloien did not receive director compensation because they were compensated in the role of CEO.

All other compensation

Total compensation

Allocation of annual fees

  Travel
fees

  Subsidiary
board fees

  Fees earned
(cash)

  Share-based
awards (DSUs)

$3,778

$0

$0

$96,486

$33,701

$62,785

$7,713

$0

$0

$308,883

$212,558

$96,324

$1,259

$0

$0

$326,006

$163,003

$163,003

$3,848

$0

$0

$277,979

$235,314

$42,665

$7,699

$0

$0

$521,429

$521,429

$0

$8,959

$0

$0

$326,765

$230,441

$96,324

$7,713

$0

$0

$270,917

$135,458

$135,458

$19,363

$79,884

$0

$349,558

$79,884

$269,674

$7,713

$0

$0

$272,688

$0

$272,688

$7,713

$0

$0

$284,450

$188,125

$96,324

$7,713

$0

$0

$256,768

$128,384

$128,384

$1,259

$0

$0

$268,188

$171,864

$96,324

$8,959

$0

$0

$335,179

$0

$335,179

$1,259

$0

$0

$264,462

$0

$264,462

$7,713

$0

$0

$284,450

$188,125

$96,324

TOTAL:

$4,444,206

Allocation of annual fees

Directors decide if they
want to receive all or part of their compensation in deferred share units (DSUs) instead of cash:

∎

Fees earned is the amount received in cash.

∎

Share-based awards is the amount received in DSUs.

2018 Management information circular

45

Current equity ownership

The table below shows the amount of equity each independent director owned at February 28, 2018, the change from last year (February 28, 2017), and whether or not they meet the ownership guidelines. Directors may beneficially own these shares or exercise control or direction over them.

  Equity ownership
as at February 28, 2018

as at February 28, 2017

Common shares

DSUs

Common shares

DSUs

Ronalee Ambrose

0

2,411

–

–

Joseph Caron

8,836

40,933

8,836

35,812

John Cassaday

21,840

157,649

21,840

146,137

Susan Dabarno

45,000

4,103

45,000

2,295

Sheila Fraser

580

49,385

580

43,991

Luther Helms

2,100

88,718

2,100

80,520

Tsun-yan Hsieh

0

74,982

0

61,942

Thomas Jenkins[2]

0

37,666

233,000

25,728

Pamela Kimmet

45,000

8,309

45,000

4,243

Donald Lindsay

20,000

53,347

20,000

46,570

John Palmer

0

77,697

0

71,388

James Prieur

100,000

67,496

100,000

52,156

Andrea Rosen

11,500

83,468

11,500

70,363

Lesley Webster

12,000

42,542

12,000

37,368

More about deferred share units

Deferred
share units vest in full on the grant date but directors can only exchange their deferred share units for cash or shares after they leave the board (on the anniversary of their departure for U.S. directors or within one year of leaving for all other directors). If a director chooses to receive shares in exchange for their deferred share units, we issue shares from treasury or purchase shares on the open market. Deferred share units can only be transferred when a director dies.

Deferred share units are granted to directors under the stock plan for non-employee directors. We calculate the number of deferred share units to be granted by dividing the dollar value to be received by the closing price of our common shares on the TSX on the last trading day prior to the grant date. Directors receive additional units as dividend equivalents when dividends are paid on our common shares. Please see page 106 for more information about the stock plan for non-employee directors.

46

Manulife Financial Corporation

ABOUT THE DIRECTORS

We calculate the value of each director’s equity ownership by multiplying the number of their common shares and deferred share units (DSUs) by $24.42, the closing price of our common shares on the Toronto Stock Exchange (TSX) on February 28, 2018. Fluctuations in foreign exchange rates will cause variances in the minimum ownership requirements. The minimum as of February 28, 2018 was $576,405 (US$450,000, using an exchange rate of US$1.00 = $1.2809).

Net change

  Common
Shares

DSUs

  Value
as at February 28, 2018

Meets equity ownership guideline

–

–

$58,877

[1]

0

5,121

$
1,215,359

0

11,512

$
4,383,121

0

1,808

$
1,199,095

0

5,394

$
1,220,145

0

8,198

$
2,217,776

0

13,040

$
1,831,060

-233,000

11,938

$919,804

0

4,066

$
1,301,806

0

6,777

$
1,791,134

0

6,309

$
1,897,361

0

15,340

$
4,090,252

0

13,105

$
2,319,119

0

5,174

$
1,331,916

1
Ms. Ambrose joined the board on September 1, 2017. Under the director equity ownership requirements, Ms. Ambrose has elected to receive her entire annual board member retainer in DSUs.

2
In connection with a restructuring of his personal investments, Mr. Jenkins sold his common shares. He continues to hold sufficient DSUs to meet the ownership guideline and continues to receive his fees in DSUs rather than in cash.

2018 Management information circular

47

Outstanding share-based awards

The table below shows the market value of deferred share units that have vested but not paid out as at December 31, 2017. Directors received these deferred share units as part of their compensation. These are valued using the closing price of our common shares on the TSX on December 29, 2017.

(as at December 31, 2017)

Share-based awards held

Share price

Market or payout value of vested share-based awards not paid out or distributed

Ronalee Ambrose

2,411

$26.22

$63,216.42

Joseph Caron

40,933

$26.22

$1,073,263.26

John Cassaday

157,649

$26.22

$4,133,556.78

Susan Dabarno

4,103

$26.22

$107,580.66

Richard DeWolfe

139,256

$26.22

$3,651,292.32

Sheila Fraser

49,385

$26.22

$1,294,874.70

Luther Helms

88,718

$26.22

$2,326,185.96

Tsun-yan Hsieh

74,982

$26.22

$1,966,028.04

Thomas Jenkins

37,666

$26.22

$987,602.52

Pamela Kimmet

8,309

$26.22

$217,861.98

Donald Lindsay

53,347

$26.22

$1,398,758.34

John Palmer

77,697

$26.22

$2,037,215.34

James Prieur

67,496

$26.22

$1,769,745.12

Andrea Rosen

83,468

$26.22

$2,188,530.96

Lesley Webster

42,542

$26.22

$1,115,451.24

48

Manulife Financial Corporation

  Executive compensation

Executive compensation is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy.

Where to find it

Executive compensation details

98

Summary compensation table

98

Equity compensation

102

Retirement benefits

107

Termination and change in control

114

Compensation of employees who have a material impact on risk

120

2018 Management information circular

49

Compensation program changes at a glance

We made several changes to our compensation plans in 2017 to more effectively align executive compensation with our financial results, strategic accomplishments and shareholder experience.

What we changed

Performance measures

  Simplified the annual incentive plan
 (see page 68)
Using four measures instead of seven

Net income attributed to shareholders (25%)

Core earnings excluding core investment gains (25%)

New business profitability (30%)

Strategic focus (20%)

Simplified the performance share unit (PSU) plan

(see page 77)

Using three measures instead of six

Relative TSR is a measure instead of a modifier

Extended the vesting and performance period to three full years

Book value per share excluding accumulated other comprehensive income (AOCI) (33%)

Core return on equity[1] (33%)

Relative TSR (34%)

  Put greater weighting on PSUs
(see page 67)

PSUs increased to 50% (from 35%) of equity-based compensation for the CEO and senior executive vice presidents, to tie a higher proportion directly to the achievement of business results

  Changed our compensation peer group
(see page 62)

We added AIA Group Limited to our compensation peer group to increase the representation of companies with operations in Asia. We also removed AFLAC Inc., Ameriprise Financial Inc. and CIBC from our peer groups. These changes reflect the global nature of Manulife’s business: 85% of our new business profit is generated outside Canada, and our source of senior talent continues to be mainly global financial institutions.

1
About non-GAAP measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for our audited financial statements.

Non-GAAP measures include: core earnings, core return on equity, new business value, assets under management and administration, constant currency basis (measures that are reported on a constant currency basis include percentage growth in assets under management and administration, gross flows, new business value and sales), gross flows, net flows and sales.

50

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Why we use these performance measures

Aligns compensation with shareholder experience

Reflects the underlying earnings capacity and valuation of our business

We use core earnings[1] as the basis for
management planning and reporting and, along with net income attributable to shareholders, as a key measure to evaluate our operating segments

For the annual incentive plan, we exclude core investment gains to align with operational performance

  Wealth and asset management core earnings
Measures growth in our global wealth and asset management (WAM) businesses, a key area of strategic focus

  New business value[1]
Measures how our insurance new business will impact earnings in the future – especially in Asia, key to our strategy

Customer, employee and strategic initiatives that link compensation directly to our strategy

Focuses on long-term growth in equity needed to support the company’s growth, and is used to value insurance companies and investment firms

Reflects the efficient use of capital in generating core earnings

  Aligns compensation with shareholder experience

Non-GAAP financial measures are not defined terms under GAAP and are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For more information about these non-GAAP measures, see Performance and Non-GAAP Measures in our most recent Management’s Discussion and Analysis, which is available on our website (manulife.com), on SEDAR
(sedar.com) and on EDGAR (sec.gov/edgar).

2018 Management information circular

51

COMPENSATION DISCUSSION AND ANALYSIS

Our compensation philosophy

We expect executives to make decisions that are in the long-term interest of the company. Executive compensation is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy.

Pay for performance is at the core of our approach to executive compensation. Compensation is tied to the achievement of our short, medium and long-term goals, so that most of what our executives earn is variable and not guaranteed. In practice, this has meant that executives earn more when performance is strong, and earn less when performance is not strong. The board also has the discretion to adjust incentive payouts to reflect business performance.

We have set
compensation for the named executives in U.S. dollars since 2004. As a global company, we draw from an international talent pool for executive talent at the most senior levels where U.S. dollars is the most common currency basis of compensation for these executives. Foreign exchange rates may impact how much the named executives receive, depending on the currency in which they are paid. Accordingly, we take this into consideration when making compensation decisions to ensure our named executives are appropriately and competitively positioned relative to our Canadian, U.S. and global peer companies.

Five principles guide
every compensation decision

Pay for performance is at the core of our compensation approach

52

Manulife Financial Corporation

EXECUTIVE COMPENSATION

What we do

Compensation aligned with long-term shareholder value

∎

most executive compensation is directly affected by our share price and performance share units vest and pay out based on relative TSR

∎

the annual incentive plan incorporates measures tied to our future success

∎

share ownership guidelines, clawback provisions and stock option exercise restrictions discourage executives from taking undue risk

Compensation aligned with business strategy

∎

incentive compensation is tied to the achievement of key performance measures, prudently balancing time horizons and performance perspectives

∎

performance measures are tied directly to our business strategy and shareholder value

Compensation and performance benchmarked against peer companies

∎

executive pay is benchmarked against our compensation peer group

Compensation aligned with good governance practices

∎

aligned with the Financial Stability Board’s Principles for Sound Compensation Practices

∎

employees must annually certify compliance with our code of business conduct and ethics

∎

management resources and compensation committee gets independent advice

∎

shareholders have a say on executive pay

∎

we engage with shareholders about our executive compensation program

Compensation aligned with risk management objectives

∎

incentive compensation for divisional heads of control functions is based on measures that are not directly linked to the business they oversee

∎

we stress test compensation plan designs

∎

the CEO and CFO must hold Manulife equity for one year after leaving Manulife

∎

executive compensation clawed back for wrongdoing, even when a financial restatement is not required

∎

the CRO and the risk committee review the alignment of compensation plans with risk management objectives

What we don’t do

×

No grossing up of perquisites

×

No repricing or backdating of stock options

×

No hedging or monetizing of equity awards

×

No multi-year guarantees in employment agreements

×

No severance of more than two years on termination following a change in control

2018 Management information circular

53

COMPENSATION DISCUSSION AND ANALYSIS

How the Manulife board oversees executive compensation

The table below explains the role of the board, management and outside advisors in designing and awarding executive compensation.

We make sure Manulife’s executive
compensation program follows good governance practices by aligning it with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the FSB’s Implementation Standards and other governance best practices related to compensation.

We conduct an internal audit of the executive
compensation program every year to confirm alignment with the FSB’s Principles and Implementation Standards.

Board of directors

Oversees our overall approach to compensation, including alignment with sound risk management principles and Manulife’s risk appetite

Approves:

∎ overall financial plans and
strategy upon which the targets for our incentive programs are based

∎ major compensation decisions,
including compensation for the CEO and other senior executives

Board committees

The board carries out its compensation-related responsibilities with the help of two board committees: the management resources and compensation committee and the risk committee

All board committee members are independent

  See page 134 for information about director independence
     You’ll find more about each committee’s members and responsibilities starting on

54

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Independent advisor to the board

The management resources and compensation committee works with Hugessen, a consulting firm that provides independent advice on executive compensation. Hugessen has been advising the management resources and compensation committee since 2006. The independent advisor:

∎

attends committee meetings

∎

provides advice about decisions related to compensation

∎

reports on compensation trends.

The table below shows the fees paid to Hugessen for its
work with the committee in the last two years:

2016

2017

Executive compensation-related fees

$407,417

$443,623

All other fees

$0

$0

Hugessen meets the requirements of an independent advisor and does not work with management directly without the committee’s prior approval. Hugessen did not perform any other work for Manulife in 2017 or 2016.

▼

Management resources and compensation committee

∎ Oversees our approach to human
resources, including the executive compensation program

∎ Recommends major compensation decisions to the board

∎ All members are knowledgeable,
senior business leaders with broad business experience as a senior officer or chair of the board of a major organization (public, private or not-for-profit), and the majority have experience in executive compensation

∎ At least one member also serves on
the risk committee

Risk committee

∎ Reviews the alignment of our
incentive compensation plans with sound risk management principles and practices and our risk appetite

∎ The majority of members have knowledge of risk management, as well as technical knowledge of relevant risk principles

∎ At least one member also serves on
the management resources and compensation committee

Management’s executive compensation committee

∎ Includes the Chief Risk Officer,
the CFO and the Chief Human Resources Officer

∎ Reviews incentive plan business
performance measures, targets, weightings and results for alignment with Manulife’s business strategy and risk management objectives

∎ Monitors the incentive program
designs of our peers

∎ Reviews
compensation program changes for alignment with Manulife’s risk management objectives

Chief Risk Officer

∎ Participates in management resources and compensation committee meetings where recommendations for the design of the compensation program are reviewed and approved and there is informed discussion of the relevant risks associated with the compensation program

∎ Reviews the incentive compensation oversight process

∎ Reviews changes to the compensation
program to make sure they are in line with our risk management objectives

∎ Also a member of management’s executive compensation committee

2018 Management information circular

55

COMPENSATION DISCUSSION AND ANALYSIS

Managing compensation risk

Compensation is aligned with the company’s risk appetite and risk management objectives, and discourages inappropriate risk taking.

We use a compensation risk framework
to structure how we manage the risks associated with the compensation program and the design features that mitigate these risks. The framework includes four categories, which shape the development of our compensation program. We assess our compensation program against the framework every year.

Business risk

Business risk has two
aspects:

◾  the risk that our
compensation
program encourages
behaviour that is
not
in line with our
business strategy,
our risk appetite
statement and our
goal of generating
long-term
shareholder
value
◾  the risk that the
compensation
program discourages
the taking of healthy
risks

We seek to manage
both aspects of
business risk by
including
performance
measures
in our
incentive plans that
align compensation
with our business
strategy and reflect
the impact
employees have on
performance

Talent risk

Talent risk is the risk
that our compensation
program will not
attract and
retain
talented employees

We seek to manage
this risk by designing
our
compensation
program to be
competitive and
appealing to the
talent we want to
attract

Performance risk

Performance risk is
the risk that our
compensation
program will not
motivate
employees to
maintain high
performance
standards

We seek to
manage this risk by
including
appropriate links
between pay
and
performance and
designing
compensation to
optimize business
results

Compliance and
ethical risk

Compliance and
ethical risk is the
risk that our
compensation
program
will
encourage
employees to
engage in
questionable,
unethical or illegal
behaviour

We seek to
manage this risk
through strong
oversight and
control
mechanisms, and
by structuring our
compensation
program in a way
that
minimizes the
potential incentive
to breach
compliance and
ethical guidelines

See page 127 for information about our risk appetite and our enterprise risk management framework

56

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Mitigating compensation risk

We seek to manage potential risk through our risk management policies, the design of our executive compensation program and proper oversight of our incentive plans, and integrating the consideration of our risk appetite into our incentive plans and performance assessments.

Program design

∎

compensation award horizons are appropriately balanced between short, medium and long-term

∎

incentive plans include several performance measures, combining various performance scenarios

∎

incentive plan awards depend on both company performance and TSR, which links our strategy and risk appetite with improving shareholder outcomes and capital strength

∎

performance share unit awards balance efficient use of capital and long-term equity growth

∎

compensation for the Chief Risk Officer and Chief Actuary is not linked to our business performance to promote unbiased oversight and advice to senior management and the board

∎

annual incentives for divisional control function heads providing oversight are not directly linked to the performance of businesses they oversee

Incentive plan oversight

∎

the management resources and compensation committee oversees all material incentive plans, including payout distribution, control and monitoring processes and the potential impact they may have on business risk

∎

division heads, with the support of divisional risk officers, human resources division heads, and divisional compliance officers, review and approve significant changes to material divisional incentive compensation plans, and attest annually that they do not generate inappropriate levels of business risk to the division and to Manulife as a whole

∎

we stress test and back test compensation plan designs to make sure payouts under different scenarios are appropriate and in line with our business performance

∎

the Chief Risk Officer and the risk committee also review the alignment of compensation plans with risk management objectives

Risk perspective in performance assessment

∎

individual risk management objectives are included in annual goals for all senior leaders

∎

we assess employees against risk management criteria to make sure they are mindful of the risks inherent in their jobs and are working within the boundaries of our policies and practices, while still providing appropriate incentives for material risk takers to achieve our objectives

∎

performance assessments are expected to reflect how the employee contributed to managing our risk profile within our risk appetite and also take into account any signals from Internal Audit, Compliance or Risk
Management highlighting inappropriate actions

2018 Management information circular

57

COMPENSATION DISCUSSION AND ANALYSIS

Risk management policies

∎

Clawbacks – if a vice president or above commits fraud, theft, embezzlement or serious misconduct, whether or not there is a financial restatement, the board can, at its discretion, cancel some or all of his or her vested or unvested incentive awards, and require repayment of all or a portion of the incentive awards that have already been paid. In addition, if there is a material restatement of our financial statements related to CEO misconduct, the board will claw back the CEO’s incentive compensation in excess of the amounts that would have been awarded based on the material restatement

∎

Share ownership requirements – all executives are required to meet share ownership requirements. The CEO and CFO are required to maintain their share ownership for one year after leaving Manulife

∎

Share retention requirements – the CEO must hold at least 50% of the net realized gains from the exercise of stock options in common shares during his employment and for one year after leaving the company. The CFO must hold at least 50% of the net realized gains from the exercise of stock options in common shares during his employment and for one year after leaving the company, to the extent he does not otherwise meet his share ownership requirement

∎

No hedging – executives and directors are not allowed to use strategies (for example, short selling, or buying or selling a call or put option or other derivatives) to hedge or offset a change in price of
Manulife securities. This policy is incorporated into our code of business conduct and ethics. All employees and directors are required to certify compliance with the code every year.

58

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Share ownership guidelines

Executives are required to own Manulife securities as a way to align their interests with those of our shareholders.

Executives have five years from the day they are appointed or promoted to the position to meet the requirement. All the named executives exceed the share ownership guidelines.

Deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs), common shares and preferred shares that executives own personally all qualify to meet the guideline, but stock options do not. We use the grant price or the current market price (whichever is higher) to calculate the value of awards, and assume a performance factor of 100% for PSUs.

The table below shows share ownership for each named executive as at February 28, 2018, with the exception of Mr. Roder. We calculated the value of their shareholdings using $24.42, the closing price of Manulife common shares on the TSX on February 28, 2018. Salaries were converted to Canadian dollars using the exchange rate of US$1.00 = Cdn$1.2809 on that date.

  Required ownership as multiple of base
salary

RSUs

PSUs

DSUs

Personal shareholdings

Total holdings

  Share ownership
 as multiple   of base
salary

Roy Gori

7.0

$1,610,865

$4,027,125

$0

$10,292,835

$15,930,825

11.3x

Steve Roder

4.0

$3,033,631

$5,325,182

$2,308,709

$0

$10,667,521

10.4x

Warren Thomson

4.0

$2,323,563

$4,513,694

$5,200,353

$1,190,670

$13,228,280

12.6x

Marianne Harrison

4.0

$2,378,346

$4,819,630

$197,539

$0

$7,395,515

8.1x

Linda Mantia

4.0

$1,364,981

$2,409,381

$826,213

$0

$4,600,576

5.8x

Roy Gori

As part of the process of
relocating Mr. Gori from Hong Kong to Toronto in May 2017, his outstanding RSUs, PSUs and DSUs were replaced with Manulife common shares. His share-based awards were vested and settled and the after-tax proceeds were used to buy 421,492 shares that were placed in an escrow account and made subject to the same underlying performance, holding and forfeiture conditions as the share-based awards they replaced, except for the shares underlying the PSUs, which will be forfeited proportionately if performance is below target but will not be adjusted if performance is above target. Mr. Gori did not receive additional units as part of this transaction. This arrangement ensured the awards earned by Mr. Gori while employed in Hong Kong were appropriately allocated and gave Mr. Gori substantial personal ownership of Manulife common shares in place of his share-based awards that would otherwise have settled in cash. The total value of his personal shareholdings, including the shares remaining in escrow, was $10,292,835 based on $24.42, the closing price of Manulife common shares on the TSX on February 28, 2018. See page 86 for details.

Donald Guloien

Mr. Guloien, our former President and CEO, retired on
September 30, 2017. Mr. Guloien is required to maintain his share ownership for one year after leaving Manulife. The value of his shareholdings at retirement was $30,818,913 based on $25.31, the closing price of Manulife common shares on the TSX on September 29, 2017.

Steve Roder

Mr. Roder stepped
down as CFO on December 31, 2017. He retired from Manulife on January 12, 2018 following a transition period for the new CFO. Mr. Roder is required to maintain his share ownership for one year after leaving Manulife. The value of his shareholdings was $10,667,521 based on $27.21, the closing price of Manulife common shares on the TSX on January 12, 2018.

2018 Management information circular

59

COMPENSATION DISCUSSION AND ANALYSIS

The decision-making process

We use the following process to determine compensation for the CEO, all executive leadership team members and heads of control functions, including the named executives. Base salary increases and medium and long-term incentives are awarded at the beginning of each year. Annual incentives are approved after the end of each year.

 Review
plan design

^

 Set performance
goals

^

Ongoing review of market and trends

^

Management presents its initial recommendations for compensation structure and supporting rationale for the upcoming year to the management resources and compensation committee. This includes:

∎ compensation components

∎ compensation mix

∎ performance measures

The management resources and compensation committee discusses the recommendations and provides feedback to management

The risk committee reviews the risk management aspects of the program

Once the recommendations are finalized, the management resources and compensation committee recommends the compensation program and structure to the board for approval. It seeks advice and guidance about compensation issues from its independent compensation advisor, and may seek feedback from shareholders and proxy advisory firms

The board approves the CEO’s individual performance goals

The management resources and compensation committee:

∎ reviews, approves and recommends to
the board the individual performance goals of the executive leadership team members and heads of control functions

∎ reviews, approves and recommends to the board the business performance measures and financial targets for incentive plan purposes. Targets are aligned with the board-approved plans and are intended to be achievable yet provide a performance “stretch”

∎ reviews stress tests of different scenarios to set appropriate financial targets, performance peer group composition and plan changes

The management resources and compensation committee:

∎ reviews and approves changes to the
composition of the compensation peer group

∎ reviews the competitive positioning
of target compensation against desired market positioning

∎ reviews ongoing trends

  See page 62
for more about compensation benchmarking

  See page 64 for this year’s compensation program

See pages 68 and 77 for this year’s performance goals

60

Manulife Financial Corporation

EXECUTIVE COMPENSATION

 Assess
performance

^

 Finalize
compensation

The CFO presents and discusses the business performance results with the management resources and compensation committee

The independent advisor provides their perspective on the soundness of performance metrics and standards used for the incentive plans

The management resources and compensation
committee reviews the performance factors for the annual incentive plan and performance share units

The board reviews the performance results and assesses circumstances that might result in a discretionary adjustment, and then approves the performance factors

The CEO discusses and approves the individual performance and compensation recommendations for all executive leadership team members and heads of control functions with the management resources and compensation committee

During sessions held without management, the management resources and compensation committee and the board discuss compensation for the CEO, all executive leadership team members and heads of control functions

The board exercises independent judgment when making
final compensation decisions

See the named executive profiles starting on page 82 for details about their compensation this year

See pages 71 and 79 for this year’s performance results

2018 Management information circular

61

COMPENSATION DISCUSSION AND ANALYSIS

Benchmarking against our peers

We regularly benchmark our compensation against our peers to ensure compensation is competitive so we can attract and retain executive talent. We also benchmark our performance against our peers to assess our relative performance for our performance share unit awards.

Benchmarking compensation for individual roles

We look at how other companies compensate roles that are similar to ours, benchmarking each component of compensation as well as total direct compensation. This allows us to set compensation competitively so we can attract and retain high performing executive talent.

For our named executives, we primarily benchmark against our compensation peer group. For the role of Senior Executive Vice President and Chief Investment Officer, we also look at the pay practices of asset management advisory firms similar in size to Manulife Asset Management, our global asset management arm.

We also refer to pay information from three surveys published by prominent consulting firms:

∎

Diversified Insurance Survey: widely referenced survey of pay levels among major insurance companies in the United States

∎

Financial Services Executive Compensation Survey: survey of major financial institutions in Canada

∎

Insurance Executive Rewards Survey: survey of major insurance companies in the Asia Pacific region.

We target
total direct compensation for our executives at the median level of the external market, but will position high performing executives above the median to reflect sustained high performance over time.

Peer groups

We use two peer groups:

∎

a compensation peer group to benchmark executive pay

∎

a performance peer group that we use to assess our relative TSR for our performance share unit awards.

We review the
companies in both groups every year to make sure they continue to meet the following criteria:

∎

are similar in size

∎

have an international footprint

∎

are in similar lines of business

∎

compete with us for talent (for the compensation peer group)

∎

have readily available compensation data (for the compensation peer group).

The management resources and compensation
committee selected 11 companies that meet these criteria for the compensation peer group: seven insurance companies and four Canadian banks.

The performance peer
group includes 12 companies: the seven insurance companies in the compensation peer group, and five additional insurance companies that meet the criteria of similar size, international footprint and similar lines of business. These insurance companies are not in the compensation peer group because they do not disclose compensation data in a manner that allows us to reliably benchmark compensation for our named executives. The

62

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Canadian banks are not included in the performance peer group because, while they are important competitors for capital and Canadian talent, they are not true competitors for many of our business lines and have different exposure to macroeconomic market influences, making their share performance less relevant for comparison.

∎

      AIA Group
Limited

∎

      Bank of
Montreal

∎

MetLife, Inc.

∎

Bank of Nova Scotia

∎

Power Financial Corporation

∎

Royal Bank of Canada

  ▶

      Compensation
peer group

∎

Principal Financial Group Inc.

∎

Toronto-Dominion Bank

∎

Prudential Financial, Inc.

∎

Prudential plc

∎

Sun Life Financial Inc.

∎

Allianz SE

∎

Assicurazioni Generali SpA

▶

Performance

∎

Aviva plc

peer group

∎

AXA SA

∎

Zurich Insurance Group Ltd.

New in 2017

We added AIA Group Limited to our compensation peer group to increase focus on companies with operations in Asia. We also removed AFLAC Inc., Ameriprise Financial Inc. and CIBC from our peer groups.

These changes made the peer groups a better reflection of the global nature of Manulife’s business: 85% of our new business profit is generated outside Canada, and our source of senior talent continues to be mainly global financial institutions.

Where we rank in our compensation peer group

The graph below shows how we rank against the compensation peer group median by five factors, illustrating why this group is appropriate as a benchmark for compensation. Total assets, market capitalization and revenue are the most recently reported figures and are in U.S. dollars. TSR is for the period ended December 31, 2017 and is based on local currencies.

(source: Bloomberg)

2018 Management information circular

63

COMPENSATION DISCUSSION AND ANALYSIS

Our compensation program and 2017 performance

Total compensation

Our executive compensation program for the executives
named in this circular has six key components.

  Base salary   Set
in February of each year and effective March 1st

▶

Fixed compensation based on role, performance, qualifications and experience

▶

Each executive’s salary depends on:

∎ qualifications, experience and
role

∎ performance in the
role

∎ past promotions and career
progression

∎ salaries paid for
comparable roles at peer companies

∎ salaries of comparable roles within
Manulife

We benchmark salaries and salary ranges at least once a year against comparable roles in peer companies and other executives at Manulife

  Annual incentive
 ∎ annual cash-based incentive       Awarded in February of the following
year for the preceding year’s performance

▶

Variable compensation designed to reward senior executives for meeting company objectives and individual performance goals over a calendar year where performance is assessed based on “what” was achieved (contribution) and “how” they were achieved (exhibiting our cultural behaviours)

Ties compensation to short-term priorities that will result in sustainable performance over time

▶

We set a target award for each executive (a percentage of base salary) based on competitive market data and the executive’s level

The amount we actually pay depends on a combination of company and individual performance

Company performance objectives are tied to the achievement of performance targets that position the company for future success

Individual performance
objectives are aligned with our company strategy and fall into three categories:

∎ financial objectives

∎ operational and risk management objectives

∎ strategic objectives

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Manulife Financial Corporation

EXECUTIVE COMPENSATION

  Medium and   long-term incentives (equity-based incentives)   ∎ restricted share units   ∎ performance share units   ∎ stock options
 Awarded in the first quarter of each year

▶

Variable compensation designed to reward senior executives for meeting company objectives and individual performance goals over a multi-year period

Ties compensation
to company and share price performance over both the medium and long term

Strengthens
retention and reinforces alignment with shareholder value, especially for senior executives

▶

We set awards for each executive based on level, contribution, potential and market competitiveness, and benchmark the award levels every year against comparable roles in peer companies

The payout each executive ultimately
receives depends on our performance:

∎ the value of restricted share units
depends on the price of Manulife common shares at the time of vesting

∎ the value of performance share units depends on the price of Manulife common shares at the time of vesting, as well as on how we perform against internal and relative performance measures that are aligned with our company strategy

∎ the value of stock options depends on the price of Manulife common shares at the time of grant and when stock options are exercised

We do not consider the outstanding value of restricted share units, performance share units and stock options an executive already holds when granting awards

  Pension

▶

Assists our employees as they save for their retirement

▶

  We typically offer capital accumulation plans, including defined contribution, cash balance and 401(k) plans, depending on the country where the employee works

Benefits and wellness

▶

Protects and invests in the well-being of our employees

▶

  We offer group life, disability, health and dental insurance and wellness and other programs that reflect local market practice in the country where the employee works

Perquisites

▶

Offers market-competitive benefits

▶

  We offer perquisites based on local market practice

2018 Management information circular

65

Compensation mix

The
charts below show the mix of components that make up total target direct compensation for our senior executives, and how those components pay out over time.

Most
of each executive’s compensation is variable (or at risk), and a significant portion is tied to our share price. The proportion of at risk pay increases by level, making the link between pay and performance more pronounced for senior executives, because of the greater influence they have on our results. The combination of different incentive plans ensures that executives consider both the short-term and the long-term impact of their decisions.

The board believes this combination of components and time horizons helps to drive performance, align executive interests with those of shareholders, provide for competitive pay opportunities and encourage retention.

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Manulife Financial Corporation

EXECUTIVE COMPENSATION

Compensation is aligned with business strategy and paid out over time

2018 Management information circular

67

COMPENSATION DISCUSSION AND ANALYSIS

About the annual incentive award

Our annual
incentive plan is designed to reward senior executives for meeting company objectives and individual performance goals over a calendar year where performance is assessed based on “what” was achieved (contribution) and “how” they were achieved (exhibiting our cultural behaviours). Incentive compensation for higher level positions is more affected by total company results, while the emphasis at less senior levels in the organization is more on divisional, business unit or functional goals, with some links to global results to foster collaboration and a business owner mentality.

Performance measures and weightings are:

∎

linked to our strategy with targets set consistent with our board approved plan

∎

stress tested and back tested to make sure potential awards are aligned with business performance and do not encourage inappropriate risk-taking

∎

recommended by senior management and reviewed and approved by the board.

The board believes that management should not
be penalized or rewarded for significant events outside management’s control or penalized for making decisions that are in the long-term best interest of shareholders. The board retains the ability to exercise discretion on annual incentive awards to ensure pay outcomes appropriately reflect shareholder experience, risk and any factors that may have had an impact on performance. This principle was applied to the annual incentive plan for 2017 as a result of changes to U.S. tax legislation and decisions related to our legacy business that reduced net income attributed to shareholders for 2017, but will provide greater long-term shareholder value. Please see 2017 annual incentive, on page 71. It should also be noted that the expected ongoing positive impact to net income and core earnings related to these two items will not benefit management in the 2018 annual incentive plan and the PSUs granted in 2016, 2017 and 2018.

New in 2017

Simplified plan

∎ four measures instead of seven

∎ no overlap in measures with the PSU plan

Better link between pay and performance

∎ higher threshold performance

∎ narrower range of performance
outcomes and payout range on net income

Improved alignment with shareholders

∎ scorecard more closely aligned with
how our shareholders look at our performance, focusing on earnings and key initiatives

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Manulife Financial Corporation

EXECUTIVE COMPENSATION

How we calculate the award for the senior executives

Each executive has a target annual incentive equal to a percentage of their base salary. For named executives, the actual annual incentive award depends on both the company performance score, which can range from 0% to 200%, and individual performance. We assess individual performance against goals that are tied to the financial and operating results of the named executive’s business, strategic initiatives for the year, and on the executive’s contribution to Manulife as a whole, including their impact on our risk culture. The minimum award for named executives is zero and the maximum is 1.5 times target for the CEO and 2.5 times target for other senior executives.

Performance criteria (weighting)

Net income attributed to shareholders 25%

  Aligns compensation with shareholder experience

◀

  Threshold
25*

  Target
100

  Maximum
200

30% below target

at target

40% above target

  *   Below threshold performance results in a score of
zero.

Core earnings excluding core investment gains 25%

  Reflects the underlying earnings capacity and is an important factor in valuing Manulife’s share price

◀

  Threshold
0

  Target
100

  Maximum
200

25% below target

at target

25% above target

New business profitability 30%

  Measures profitable growth in new business across our portfolio, including:
     ∎ New business value for insurance businesses
 ∎ Wealth and Asset Management core
earnings

◀

  Threshold
0

  Target
100

  Maximum
200

50% below target

at target

50% above target

  Strategic focus
20%

◀

Customer, employee and strategic initiatives that are qualitative, but informed by quantifiable measures and deliverables aligned with our strategic and annual operating plan. Established at the beginning of the year and approved by the management resources and compensation committee.

2018 Management information circular

69

COMPENSATION DISCUSSION AND ANALYSIS

How the measures are defined

Net income attributed to shareholders:
calculated using the methodology disclosed in our annual report, available at manulife.com.

Core earnings excluding core investment gains: calculated using the methodology disclosed in Performance and Non-GAAP measures in our annual report, available at manulife.com. Core earnings1 measure the underlying earnings capacity of our businesses.
For the annual incentive plan, we exclude core investment gains1 to align with operational performance.

New business profitability: measures profitable growth in new business across our portfolio. Includes the following measures:

∎

New business value[1] for insurance businesses: represents the change in shareholders’ economic value as a result of sales[1] in the period. Calculated as the present value of shareholders’ interest in expected future distributable earnings, after the cost of capital, on actual new business sold in the period.

∎

Wealth and asset management core earnings: core earnings of our WAM businesses, including mutual funds, group retirement and savings products, and institutional asset management. While there is some overlap with
Manulife’s core earnings measure, we call this out as a separate measure as it best represents profitable growth for this strategically important area of our company. WAM core earnings historically represents less than 20% of total core earnings.

1
These are non-GAAP measures, which you can read about on page 50.

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EXECUTIVE COMPENSATION

2017 annual incentive

The company performance score for the 2017 annual incentive award is 121% for the named executives. This is based on performance against measures and objectives that were set at the beginning of the year, in line with our board-approved business plan (see the table on the next page).

In calculating the company performance
score, the board approved adjustments of $2.7 billion to 2017 reported net income attributed to shareholders related to charges taken in the fourth quarter as a result of:

∎

actions on our legacy business, including a change in the asset portfolio mix supporting our legacy blocks. These actions were an important step in our commitment to optimize the return on capital of our portfolio, and will free up approximately $1 billion in net capital benefit over the next 12 to 18 months which can support further optimization of capital deployment. The actions are also expected to reduce risk and lower volatility in our legacy businesses[1].

∎

changes to U.S. tax legislation passed into law in December 2017 (U.S. tax legislation) which lowered the U.S. corporate tax rate from 35% to 21% and placed limits on the tax deductibility of reserves. While this resulted in an upfront charge of $1.8 billion, it is expected to have ongoing benefit to net income attributed to shareholders and core earnings of approximately $240 million per year starting in
2018[1].

The board decided to adjust for the impact of these events from the 2017 annual incentive plan for the senior executives, including the named executives, as well as from the 2017 performance period for the performance share units granted in 2016 and 2017. This decision reflects our philosophy of aligning compensation with long-term shareholder value. We believe senior executives should not be penalized when they take actions that are in the long-term best interest of shareholders even though there may be short-term effects on net income, or when there are legislative changes outside of our control. These adjustments increased the company performance score for the 2017 annual incentive plan by 34 points to 121%.

It should also
be noted that the expected ongoing positive impact to net income and core earnings related to these two items will not benefit management in the 2018 annual incentive plan and the PSUs granted in 2016, 2017 and 2018.

You’ll find more information about each named executive’s annual incentive award, and a discussion of their performance against their individual goals, in the profiles starting on page 82.

1
Forward-looking statement. See “Caution regarding forward-looking statements” in our MD&A for the year ended December 31, 2017.

2018 Management information circular

71

COMPENSATION DISCUSSION AND ANALYSIS

Company performance score for 2017

  What we measured
(weighting)

Performance range

  Threshold
0

  Target
100

  Maximum
200

Actual

Score

Weighted score

Net income attributed to shareholders[1] (25%) ($ millions)

$2,913

$4,161

$5,825

$4,767

136%

34%

Core earnings excluding core investment gains (25%) ($ millions)

$2,925

$3,900

$4,875

$4,165

127%

32%

New business profitability (30%) ($ millions)

New business value[2] (15%)

$668

$1,336

$2,004

$1,472

120%

Wealth and Asset Management core earnings (15%)

$379

$757

$1,136

$788

108%

34%

  Strategic focus[3] (20%)
Customer, employee and strategic initiatives

105%

21%

2017 company performance score

121%

1
Threshold performance for net income results in a 25% payout factor. Net income attributed to shareholders of $2.1 billion, as disclosed in our 2017 annual report available at manulife.com, has been adjusted for the calculation of the annual incentive award to exclude the impacts of U.S. tax legislation (approximately $1.8 billion), and actions to free up capital, reduce risk and lower volatility in our legacy blocks (approximately $0.9 billion).

2
Target and actual do not include P&C Reinsurance because new business value is not an appropriate incentive measure for that business.

3
The score for customer, employee and strategic initiatives is based on performance against several predetermined goals that are consistent with our business plan.

Understanding the score

Reported net income attributed to shareholders was
$2,104 million. After adjusting for the impacts of changes to our legacy businesses and U.S. tax legislation previously described, net income for the annual incentive plan was $4,767 million, 15% above target reflecting strong core earnings and the favourable direct impact of markets.

Core earnings excluding core investment gains were $4,165 million, 7% above target and 9% higher than in 2016, highlighting
Manulife’s operating momentum. While continued growth in our higher return businesses in Asia and global wealth and asset management were key contributors to the above target performance, core earnings were impacted by claims provisions related to hurricanes. See page 4 for a more detailed discussion of last year’s financial performance.

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Manulife Financial Corporation

EXECUTIVE COMPENSATION

We continued to deliver strong performance in new business profitability. New business value of
$1,472 million was 24% higher than 2016 (on a constant currency basis) and 10% above target, driven by sales momentum in Asia. Wealth and asset management core earnings were $788 million, 4% ahead of target and 28% higher than 2016 (on a constant currency basis), reflecting higher fee income on higher asset levels due to strong investment returns and continued positive net flows in 2017 in each of our wealth and asset management business lines: retirement, retail and institutional asset management.

We made solid progress on initiatives to enhance customer experience, accelerate growth and deliver operational efficiencies. Highlights from 2017 include:

∎

we continued to invest in digital solutions across the company to engage with our customers. We enhanced digital financial planning and electronic point-of-sale tools in Asia; expanded mobile and online capabilities in
Canada; and launched Twine in the U.S., a new app designed to help couples, who are not currently working with an advisor, to save and invest together

∎

we enhanced the wellness features of our life insurance offerings through strategic partnerships with Apple in Asia and Canada, and partnerships with the American Diabetes Association and Progressive Auto in the U.S.

∎

we expanded our WAM platform with the launch of six exchange traded funds in Canada; expanded capabilities for our retirement decumulation and liability-driven investing solutions and completed two additional equity raises for our Singapore-listed U.S. real estate investment trust (REIT)

∎

we strengthened our market position as the largest Hong Kong Mandatory Provident Fund (MPF) scheme sponsor, through the integration of our 15-year exclusive MPF distribution partnership with Standard Chartered Bank and signed exclusive partnerships in Vietnam and Cambodia that together provide access to over 1.5 million prospective customers and more than 300 branches

∎

we continued to implement process automation technology across our businesses, including auto-underwriting, straight-through processing and online claims processing to improve customer experience and increase efficiency.

2018 Management information circular

73

COMPENSATION DISCUSSION AND ANALYSIS

About the medium and long-term incentives

We
grant equity-based incentives every year, offering a competitive mix of restricted share units, performance share units and stock options depending on the executive’s position.

RSUs

PSUs

Stock options

Chief Executive Officer

20%

50%

30%

Senior executive vice presidents

20%

50%

30%

Executive vice presidents

35%

35%

30%

Chief Risk Officer/Chief Actuary

70%

0%

30%

  Medium-term incentives
     Restricted share units

  Performance share units

What they are

▶

Notional shares that pay out based on the price of Manulife common shares

Notional shares that pay out based on our performance and on the price of Manulife common shares

Vesting and payout

 ▶

  Vest and pay out in cash within three years
Their payout value is equal to the average closing price of Manulife common shares for the 10 trading days before the day they vest

Vest and pay out in cash within three years

The number of units that vest depends on our performance against absolute and relative performance measures that are set at grant, aligned with our strategy and approved by the board

Their
payout value is equal to the average closing price of Manulife common shares for the 10 trading days before the day they vest, multiplied by the performance share unit performance factor

See page 78 for details about the performance conditions for the PSUs awarded for 2017

Dividend equivalents

▶

  Credited as additional units at the same rate as dividends paid on Manulife common shares

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Manulife Financial Corporation

EXECUTIVE COMPENSATION

  Long-term incentive
Stock options

New in 2017

Greater emphasis on performance-
based incentives for the CEO and senior
executive vice presidents

The weighting of PSUs increased to 50% to tie a
higher proportion of equity-based
incentives
directly to the achievement of business results

  Rights to buy Manulife common shares in the future at a specified price

  Vest 25% every year for four years from the grant date
Stock options granted in 2015 and later cannot be exercised until five years from the grant date except under extenuating circumstances

The exercise price is equal to the grant price

Their ultimate value is the difference between the exercise price and the price of Manulife common shares when they’re exercised

Stock options expire at the end of 10 years and are only
transferable when the executive dies

Stock options cannot be exercised until five years from the grant date except under extenuating circumstances. The first opportunity to exercise stock options awarded in 2017 is 2022.

Do not earn dividend equivalents

2018 Management information circular

75

COMPENSATION DISCUSSION AND ANALYSIS

Grants

▶

The grant price is the closing price of Manulife common shares on the TSX on the last trading day before the grant date, or the average closing price for the 10 trading days before the grant date (whichever is higher)

The grant value of stock options is calculated using the Black-Scholes methodology

Notice of retirement

▶

Beginning with the 2015 grant, senior vice presidents and above have to provide three months’ notice before leaving
Manulife or they will lose their post-termination retirement benefits and all outstanding grants will be forfeited

Blackout periods

▶

Medium and long-term incentives are not granted when our insiders are prohibited from trading, which is commonly referred to as a blackout period. Annual awards are normally granted after the 10th trading day following the end of the blackout period after our year-end financial results are announced. Awards can also be made to select new executives at the time of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period

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EXECUTIVE COMPENSATION

How we calculate the payout for performance share units

Performance share units vest and pay out based on the following formula.

Targets
for the three-year performance period are set at the time of the grant, consistent with our business plan. The board can adjust the calculated result up or down when significant events outside management’s control make awards unreasonable, unrepresentative or inappropriate. The board also believes management should not be penalized for making decisions that are in the long-term best interests of shareholders.

See page 63 for information about the performance peer group.

New for the 2017 grant

Simplified plan

∎ three measures instead of six

∎ single performance period of three
years instead of three distinct periods with targets set in advance

∎ no overlap with the short-term incentive measures

Better link between pay and performance

∎ increased the weighting of PSUs to
50% from 35% of equity-based awards for the CEO and senior executive vice presidents

Improved alignment with shareholders

∎ relative TSR now a measure instead of a modifier, increasing ties to shareholder experience

∎ vesting and performance periods
extended to three full years so they align more easily to our publicly reported results. PSUs awarded in 2017 will vest in 2020

2018 Management information circular

77

COMPENSATION DISCUSSION AND ANALYSIS

Performance criteria for the 2017 PSU grants (weighting)

Book value per share excluding AOCI 33%

  Focuses on long-term growth in equity needed to support the company’s growth, and is used to value insurance companies and investment firms.

◀

  Threshold
0

  Target
100

  Maximum
180

10% below target

at target

8% above target

Core return on equity 33%

  Reflects the efficient use of capital in generating core earnings.

◀

  Threshold
0

  Target
100

  Maximum
180

40% below target

at target

32% above target

Relative TSR 34%

  Compared to the median of our performance peer group as measured on the NYSE.

◀

  Threshold
0

  Target
100

  Maximum
180

  30 percentage points   below median

median

  24 percentage points   above median

How the measures are defined

Book value per share excluding accumulated other comprehensive income (AOCI)1: Calculated by dividing total common shareholders’ equity less AOCI by the number of common shares outstanding at the end of the period. We exclude AOCI because it includes items such as currency impacts, which can be volatile and distort results.

Core return on equity: Calculated as core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings.
Calculated using average common shareholders’ equity.

Relative TSR: TSR is a measure of the performance of common shares held by investors. Calculated by combining the price appreciation or depreciation, plus the value of dividends paid to shareholders (assuming dividends are reinvested in additional shares). Relative TSR is calculated by comparing our Manulife TSR on the NYSE with the median TSR of our performance peer group across the performance period.

We disclose targets for our PSUs at the time of payout when comparing performance to actual results.
Disclosure of targets before the end of the performance period would seriously prejudice Manulife’s interests because this could potentially relay confidential information about our strategy, initiatives and business plan to our competitors or be inappropriately interpreted as earnings guidance.

1
These are non-GAAP measures, which you can read about on page 50.

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EXECUTIVE COMPENSATION

Payout for medium-term incentives that were awarded in 2015

Restricted share units and performance share units awarded in 2015 vested and were paid out on December 15, 2017. The amounts in the table below include reinvested dividends.

  Vesting
date

Grant date price

Combined performance factor

Vesting date price

Payout as a % of grant value

2015 RSUs

Dec 15, 2017

$
22.02

-

$
26.70

134%

2015 PSUs

Dec 15, 2017

$
22.02

68%

$
26.70

91%

The combined performance factor for the 2015 PSUs was 68%. Performance was assessed using performance measures and goals that were set in 2015, at the time of grant, in line with our board-approved business plan. No discretion was applied to the results.

As a percentage of original award

Roy Gori

54,290

x

60%

x

$23.69

=

$771,665

70%

Steve Roder

76,816

x

68%

x

$26.70

=

$1,394,674

91%

Warren Thomson

50,479

x

68%

x

$26.70

=

$916,492

91%

Marianne Harrison

29,882

x

68%

x

$26.70

=

$542,539

91%

Linda Mantia

–

x

–

x

–

=

–

–

The combined performance factor for all named executives except Mr. Gori was 68%. Mr. Gori’s combined performance factor was 60% based on an estimated performance factor as of May 26, 2017. Mr. Gori received 27,818 Manulife common shares to replace his 2015 PSUs that were placed in an escrow account. These shares were released from escrow and transferred to Mr.
Gori on December 15, 2017, as described on page 81.

2018 Management information circular

79

COMPENSATION DISCUSSION AND ANALYSIS

Manulife performance factor

In accordance with the terms of the 2015 PSU
grant, each year’s performance score was measured separately. Starting in 2017, PSU awards are based on a single three-year performance period and use the simplified plan design (see page 77 for further details).

Performance range

  What we measured
(weighting)

  Threshold
0

  Target
100

  Maximum
150

Actual

Score

Weighted score

  Performance period 1   (36% weight)
January 1, 2015 to December 31, 2015

  Net income attributed to shareholders
($ millions) (25%)

$1,708

$3,415

$4,269

$2,190

28%

7%

Return on equity (25%)

5.0%

10.2%

12.7%

5.8%

15%

4%

Average quarterly MCCSR ratio[1] (25%)

80% of target

100% of target

115% of target

110%

28%

WAM core earnings ($ millions) (12.5%)

$293

$585

$731

$630

115%

14%

New business value ($ millions) (12.5%)

$446

$892

$1,115

$955

114%

14%

Weighted average performance score for performance period 1

67%

  Performance period 2   (36% weight)
January 1, 2016 to December 31, 2016

  Net income attributed to shareholders
($ millions) (25%)

$2,111

4,221

$5,277

$2,929

39%

10%

Return on equity (25%)

5.8%

11.7%

14.4%

7.3%

25%

6%

Average quarterly MCCSR ratio[1] (25%)

80% of target

100% of target

115% of target

112%

28%

WAM core earnings ($ millions) (12.5%)

$385

$771

$964

$629

63%

8%

New business value ($ millions) (12.5%)

$582

$1,165

$1,456

$1,226

110%

14%

Weighted average performance score for performance period 2

66%

  Performance period 3
(28% weight) January 1, 2017 to September 30, 2017

  Net income attributed to shareholders
($ millions) (25%)

$1,809

$3,617

$4,522

$3,710

105%

26%

Return on equity (25%)

6.2%

12.2%

15.2%

10.8%

75%

19%

Average quarterly MCCSR ratio[1] (25%)

80% of target

100% of target

115% of target

110%

28%

WAM core earnings ($ millions) (12.5%)

$369

$737

$922

$595

61%

8%

New business value ($ millions) (12.5%)

$528

$1,056

$1,319

$1,083

105%

13%

Weighted average performance score for performance period 3

94%

Manulife performance factor = weighted average of the three periods (A)

74%

Relative TSR modifier (B)

92%

Combined performance factor (A x B)

68%

1
MCCSR ratio is a regulatory ratio used by the Office of the Superintendent of Financial Institutions Canada (OSFI) to evaluate the financial strength of an insurer and its ability to meet its obligations to policyholders. The score represents the average of the quarterly MCCSR scores for the performance period. Quarterly MCCSR scores are calculated by comparing the MCCSR ratio that Manufacturers Life achieves each quarter with the internal capital target for that quarter.

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Manulife Financial Corporation

EXECUTIVE COMPENSATION

Relative TSR modifier

  Performance period   January 1, 2015 to September 30,
2017 (NYSE)

Understanding the score

The Manulife
performance factor of 74% reflects our performance against targets for the performance measures across the 33-month performance period (January 2015 to September 2017). This result reflects shortfalls in our net income, return on equity and wealth and asset management core earnings relative to target. Net income was below target in 2015 and 2016 largely due to macroeconomic impacts and charges due to the net strengthening of actuarial reserves. The lower net income, combined with the impact of a stronger U.S. dollar on our shareholders’ equity, reduced our return on equity. Our continued strong capital position and solid new business value performance, driven by growth in Asia, mitigated the impact of the earnings-related shortfalls.

The relative TSR modifier reflects the performance of our share price compared with the median of our performance peer group across the performance period, as measured on the NYSE. Our share price performance was 12.57 percentage points below the median, resulting in a modifier of 92%, which together with the Manulife performance factor, produced the combined performance factor of 68%.

As part of the process of relocating Mr. Gori from Hong Kong to Toronto, his 2015 PSUs vested and settled on May 26, 2017 based on a share price of $23.69
(our closing share price on the TSX on May 25, 2017), a credit of $0.205 for the upcoming June dividend and assuming a 60% combined performance factor, which was the estimated performance factor as of that date. The after-tax proceeds were used to buy 27,818 Manulife common shares in the open market. The common shares were placed in an escrow account and were later released from escrow and transferred to Mr. Gori on December 15, 2017. Mr. Gori continues to hold these shares in his personal account. The early vesting and settlement of the 2015 PSUs was made to ensure the awards he earned while employed in Hong Kong were appropriately allocated and to facilitate personal share ownership of Manulife stock. Mr. Gori did not receive any additional units as a result of this arrangement. The payout on page 104 includes the value of the common shares on the vesting date and the dividends that were paid to Mr. Gori on the shares held in escrow.

2018 Management information circular

81

COMPENSATION DISCUSSION AND ANALYSIS

Compensation of the named executives

     Roy Gori, President and
CEO

Mr. Gori became Manulife’s President on June 5, 2017,
and
President and CEO on October 1, 2017. He has overall
responsibility for our strategy, operations and performance, is chair of the executive leadership team and a member of the
board of directors. Mr. Gori joined Manulife in
2015 and was
President and CEO, Manulife Asia prior to his June 2017
promotion.

The table below describes the key results for determining Mr. Gori’s compensation for 2017.

Financial

∎ Net income attributed to
shareholders of $2.1 billion for the year reflected the impact of the charges related to our decision to change the portfolio asset mix supporting our legacy businesses, and the impact of recent U.S. tax legislation. Excluding these charges, net income was 15% above target and $2.0 billion higher than 2016

∎ Core earnings[1] of $4.6 billion were above target and 14% higher than 2016

∎ Core return on equity[1] of 11.3% was in line with target and 1.2 percentage points higher than 2016

∎ Positive net flows in our wealth
and asset management businesses were $17.6 billion compared to $15.3 billion in the prior year, making eight consecutive years of net inflows

∎ Gross flows[1] in our wealth and asset management businesses were $124.3 billion, an increase of 5%[2] compared with the prior year

∎ Insurance sales[1] were $4.7 billion, an increase of 23%[2] compared with 2016

∎ New business value[1] was $1.5 billion, an increase of 24%[2] from 2016

∎ Total assets under management and
administration[1] exceeded $1 trillion as at December 31, 2017, an increase of 11%[2] from 2016

∎ Asia Division delivered record
double-digit growth in APE sales[1], new business value[1] and core earnings[1] compared with
2016 (growth of 18%, 25% and 16%, respectively)

Operational

∎ Established a new organizational
structure to bring stronger focus and enable us to more aggressively pursue opportunities to optimize North American in-force and closed blocks of business that are expected to free up capital, reduce risk and lower volatility in our legacy businesses

∎ Formalized our global WAM structure
to create greater alignment and enable us to better leverage our global scale

∎ Ensured the execution of key programs including global optimization of our investments operational infrastructure, valuation systems transformation, Asia finance infrastructure, and other initiatives to enable the company’s transformation

∎ In Asia Division, continued to build on our strengths in bancassurance and extended our distribution reach in 2017 with two new 15-year exclusive partnerships

82

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Strategic focus

∎ Conducted a comprehensive assessment of Manulife’s strategy, quantified the business challenges and transformation agenda

∎ Developed the five strategic
priorities that management will focus on to drive the transformation

–  optimizing our portfolio, to make
sure we’re putting our capital to best use

–  aggressively managing our costs to be competitive and
create value

–  accelerating growth in our highest potential businesses

–  a focus on putting our customers first

–  building a high-performing team and culture

∎ Ensured focus on achieving
acceptable outcomes in the face of regulatory changes, particularly IFRS and LICAT

∎ Took actions to free up approximately $1 billion in net capital benefit over the next 12 to 18 months, reduce risk, and lower the volatility of our legacy business, primarily through changes to our asset portfolio mix

[1]
These are non-GAAP measures, which you can read about on page 50.

[2]
Growth in gross flows, insurance sales, new business value and assets under management and administration are stated on a constant currency basis.

2018 Management information circular

83

COMPENSATION DISCUSSION AND ANALYSIS

Total direct compensation

The table below
shows the total direct compensation the board approved for Mr. Gori for 2017, and his base salary and medium and long-term incentives for 2018, based on the recommendation of the management resources and compensation committee.

2017 was a year of transition for Mr. Gori:

∎

he was President and CEO, Manulife Asia from January 1 to June 4, 2017

∎

on June 5, 2017 he was promoted to President

∎

on October 1, 2017 he assumed the additional role of CEO.

The board awarded his total direct compensation for 2017
taking into consideration his performance in these three roles, as well as overall company performance and relative performance against our peers.

(in US$)

2015

2016

2017

2018 target

Base salary

$700,000

$750,000

$932,192

$1,100,000

Annual incentive

$1,200,000

$1,300,000

$2,404,000

$2,200,000

Transition payment

$1,500,000

Medium-term incentive

• PSUs

$875,000

$1,050,000

$2,125,000

$2,600,000

• RSUs

$625,000

$750,000

$850,000

$1,040,000

Long-term incentive

• stock options

$1,000,000

$1,200,000

$1,575,000

$1,560,000

Total direct compensation

$4,400,000

$5,050,000

$9,386,192

$8,500,000

84

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Mr. Gori’s 2018 total target direct compensation amount takes into consideration the global scope and complexity of his role as President and CEO, what our peers pay for similar roles and what other senior executives at Manulife are paid. The committee received independent advice and additional research and analysis from its external compensation consultant when developing the compensation package for Mr. Gori’s new role as President and CEO. The board believes that Mr. Gori’s 2018 target is appropriate, and that the pay mix emphasizes the focus on
Manulife’s long-term performance and aligns with shareholder experience.

Base salary

Mr. Gori’s salary for 2017 is a blended amount that reflects his roles during the year. When he was appointed President on June 5, 2017, the board set his new salary at US$1,000,000. When he was promoted to President and CEO on October 1, 2017, the board approved an increase to US$1,100,000. His salary for 2018 will remain at US$1,100,000.

Annual incentive

Mr. Gori’s 2017 annual incentive was awarded based
on his 2017 target and his strong performance in the three roles during the year (President and CEO, Manulife Asia, President and President and CEO). An award of US$2,404,000, or 130% of his 2017 target, was approved and paid in cash in February
2018. The board also approved a transition payment of US$1,500,000 in May 2017 related to Mr. Gori’s relocation to Canada and to limit Mr. Gori’s tax liabilities and related expenses to what they would have been had he remained in Hong Kong. The transition payment is not additional incentive compensation and will not form part of his future target compensation as CEO – see the summary compensation table on page 98 for details.

You can read about the annual incentive plan and our performance for the year starting on page 68.

Medium and long-term incentives

Mr. Gori’s 2017 medium and long-term
incentive awards totaled US$4,550,000. They included:

∎

an award of US$3,200,000 in February 2017, while he was President and CEO, Manulife Asia.

∎

an award of US$1,350,000 in June 2017, to recognize his promotion.

You can read about the performance conditions for the
performance share units starting on page 77.

In February 2018, the board approved US$5,200,000 in medium and long-term incentives for 2018, allocated 50% to performance share units, 20% to restricted share units and 30% to stock options.

2018 Management information circular

85

COMPENSATION DISCUSSION AND ANALYSIS

Transition to President and CEO

Part of the
process of relocating Mr. Gori from Hong Kong to Toronto included replacing his outstanding RSUs, PSUs and DSUs with Manulife common shares to ensure the awards he earned while employed in Hong Kong were appropriately allocated.

Under the arrangement, all of the RSUs, PSUs and DSUs Mr. Gori was granted in 2015, 2016 and 2017 vested and were settled based on a share price of $23.69 (our closing share price on the TSX on May 25, 2017), and a credit of $0.205 for the dividend paid in June 2017. The after-tax proceeds were used to buy Manulife common shares in the open market. The common shares were placed in an escrow account and are subject to the same performance, holding and forfeiture conditions as the original awards, except for the shares underlying the PSUs, which will be forfeited proportionately if performance is below target, but will not be adjusted if performance is above target. The shares earn dividends, which, unlike dividend equivalents on the original RSUs, PSUs and DSUs, are received in cash by Mr. Gori on the dividend payment date and are not reinvested. Mr. Gori will keep these amounts even if shares are forfeited.

These actions were considered by the board in the context of Mr. Gori’s transition from Hong Kong to Canada, and will not form part of his future target compensation as CEO.

As of February 28, 2018, he owned 421,492 shares. His total holdings, including personal shares and outstanding RSU and PSU awards, are 11.3 times his base salary, exceeding his share ownership requirement of 7 times base salary.

86

Manulife Financial Corporation

EXECUTIVE COMPENSATION

     Steve Roder, Former Senior Executive Vice
President and Chief Financial Officer

Mr. Roder stepped down as CFO on December 31, 2017. He
was
responsible for managing Manulife’s financial affairs
including finance, accounting, capital, valuation, treasury, taxation, investor relations, reinsurance and financial regulation.
He played a key role in various corporate
development activities
and used his deep knowledge of Asia and extensive network for the benefit of Manulife. He was a member of Manulife’s
executive leadership team until December 31, 2017.

The table below describes the key
results that went into determining Mr. Roder’s compensation for 2017.

Financial

∎ Net income attributed to
shareholders of $2.1 billion for the year reflected the impact of the charges related to our decision to change the portfolio asset mix supporting our legacy businesses, and the impact of U.S. tax legislation. Excluding these charges, net income was
15% above target and $2.0 billion higher than 2016

∎ Core earnings[1] of $4.6 billion were above target and 14% higher than 2016

∎ Core return on equity[1] of 11.3% was in line with target and 1.2 percentage points higher than 2016

∎ Maintained healthy capital position
with MCCSR of 224% at December 31, 2017

Operational

∎ Continued to drive transformation of finance processes and systems – in particular significant progress on the valuation systems transformation project and
Asia finance infrastructure project, leading to efficiency and effectiveness gains

∎ Continued to lead diversification of debt funding with successful issues in U.S. and Singapore, including the first green bond issue by a global life insurance company

∎ Continued to improve
the financial close processes leading to shortened timelines and efficiencies

∎ Drove a successful investor day in Hong Kong and Vietnam, showcasing our approach to shareholder value creation

Strategic focus

∎ Drove focus on TSR leading to significant business decisions about our portfolio of businesses

∎ Continued to drive our efforts to
achieve acceptable outcomes in the face of regulatory changes, in particular IFRS and LICAT

∎ Continued the successful diversification of our equity shareholder base

[1]
These are non-GAAP measures, which you can read about on page 50.

2018 Management information circular

87

COMPENSATION DISCUSSION AND ANALYSIS

Total direct compensation

The table below
shows the total direct compensation the board approved for Mr. Roder for 2017, based on the recommendation of the CEO and the management resources and compensation committee. Mr. Roder’s 2017 U.S. dollar total direct compensation was slightly lower than 2016.

The board established Mr. Roder’s compensation taking into account our company performance and relative performance against our peers, the competitive positioning of his compensation, the alignment of his compensation with shareholder interests and the impact of foreign exchange rates as his compensation is established in U.S. dollars.

(in US$)

2015

2016

2017

Base salary

$770,000

$800,000

$800,000

Annual incentive

$1,000,000

$900,000

$1,000,000

Medium-term incentive

• PSUs

$1,225,000

$1,260,000

$1,650,000

• RSUs

$875,000

$900,000

$660,000

Long-term incentive

• stock options

$1,400,000

$1,440,000

$990,000

Total direct compensation

$5,270,000

$5,300,000

$5,100,000

Base salary

Mr. Roder’s salary did
not change in 2017.

Annual incentive

Mr. Roder’s 2017 annual
incentive award was paid in February 2018 at 100% of his target. Mr. Roder received no severance or special treatment due to his retirement. For further details on Mr. Roder’s retirement, please see page 115.

Medium and long-term incentives

Mr. Roder was granted a total of
US$3,300,000 in medium and long-term incentives for 2017. The award, made in February 2017, was based on his performance, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

88

Manulife Financial Corporation

EXECUTIVE COMPENSATION

     Warren Thomson, Senior Executive Vice President
and Chief Investment Officer

Mr. Thomson is responsible for Manulife’s world-wide
investment
and wealth management operations which manage
and administer assets of over $1 trillion on behalf of the
company’s general fund and clients. Manulife’s wealth and
asset management businesses include retirement, retail and
asset
management solutions offered worldwide. He is a
member of Manulife’s executive leadership team.

The table below describes the key results for determining Mr. Thomson’s compensation for 2017.

Financial

∎ Generated $567 million of
investment-related experience gains, $400 million of which were reported in core earnings[2]; this strong performance marked a significant improvement from the prior two years

∎ Delivered $788 million of core
earnings in our wealth and asset management (WAM) businesses, an increase of 28%[1] compared with 2016

∎ Generated $17.6 billion of net
flows[1] in our WAM businesses, with positive net flows across all divisions and in each of our business lines: retirement, retail and institutional asset management. Net flows increased by 14%
compared with 2016, but were below target

∎ 74% and 75% of publicly managed
assets in Manulife Asset Management outperformed peers/index over the past three and five years, respectively

Operational

∎ Completed several significant
milestones in our transformational Global Optimization program to optimize our investment operational infrastructure

∎ Oversaw the ongoing transition of WAM towards a globally integrated business, which included the appointment of a new global head of WAM

∎ Delivered targeted 2017 expense
reductions for Investment Division

∎ Achieved higher scores for manager
effectiveness, however, Investment Division’s overall employee engagement score decreased modestly versus prior years

Strategic focus

∎ Continued to expand our differentiated asset management “solutions” offerings, helping our ongoing transition from a traditional asset manager towards a trusted solutions provider

∎ Expanded our Private Markets
product offerings, including the significant growth of our Singapore Real Estate Investment Trust (SREIT), the first pure-play U.S. office REIT publicly listed in Asia, which reported asset growth of 68% from 2016

∎ Continued to diversify the Asia
General Account by transacting private debt and alternative-long duration assets

[1]
Prior year variance is stated on a constant currency basis.

[2]
These are non-GAAP measures, which you can read about on page 50.

2018 Management information circular

89

COMPENSATION DISCUSSION AND ANALYSIS

Total direct compensation

The table below shows
the total direct compensation the board approved for Mr. Thomson for 2017 and for his base salary and medium and long-term incentives for 2018, based on the recommendation of the CEO and the management resources and compensation committee.
Mr. Thomson’s total direct compensation was higher than 2016 due to a higher annual incentive award.

The board established Mr. Thomson’s
compensation taking into account our company performance and relative performance against our peers, Mr. Thomson’s future potential contributions, the competitive positioning of his compensation, the alignment of his compensation with shareholder interests and the impact of foreign exchange rates as his compensation is established in U.S. dollars.

(in US$)

2015

2016

2017

2018 target

Base salary

$800,000

$820,000

$820,000

$835,000

Annual incentive

$1,250,000

$1,200,000

$2,300,000

$1,670,000

Medium-term incentive

• PSUs

$805,000

$805,000

$1,100,000

$1,100,000

• RSUs

$575,000

$575,000

$440,000

$440,000

Long-term incentive

• stock options

$920,000

$920,000

$660,000

$660,000

Total direct compensation

$4,350,000

$4,320,000

$5,320,000

$4,705,000

Base salary

Mr. Thomson’s salary
did not change in 2017. In 2018, the board approved an increase of 1.8% effective March 1, 2018.

Annual incentive

Mr. Thomson’s 2017 annual incentive award was approved and paid in February 2018. It was 140% of his target and 92% higher than his 2016 award, reflecting strong investment performance in our general account and growth in our WAM businesses.

Medium and long-term incentives

Mr. Thomson was granted a total of US$2,200,000 in medium and long-term incentives for 2017. The award, made in February 2017, was based on his anticipated future contributions, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2018, the board approved US$2,200,000 in medium and long-term incentives for 2018.

90

Manulife Financial Corporation

EXECUTIVE COMPENSATION

     Marianne Harrison, President and CEO, John
Hancock

Ms. Harrison is responsible for all aspects of John
Hancock’s
operations, Manulife’s U.S. division. Prior to October 1, 2017,
Ms. Harrison was President and CEO of Manulife’s Canadian
Division. She is also a member of Manulife’s executive
leadership
team.

The table below describes the key results for determining Ms. Harrison’s compensation for 2017.

Financial

∎ Core earnings[1] were US$1.5 billion, 24% higher than 2016

∎ Wealth and asset management gross flows[1] were US$56.4 billion, 7% higher than 2016, featuring net inflows of $6.0 billion compared with net outflows of $1.1 billion in 2016

∎ Life insurance sales[1] increased 11% from 2016. The Vitality feature continued to gain popularity experiencing a 28% increase in sales compared with 2016

∎ Assets under management and administration (AUMA)[1] grew by 12% in 2017 to $480.1 billion

∎ Maintained strong capital levels
for insurance operating companies at the upper end of the targeted risk-based capital range

Operational

∎ Surpassed US$100 billion in AUMA[1] in John Hancock Investments, more than doubling in less than 5 years. Our ETF lineup surpassed $1.0 billion across all product lines

∎ Achieved significant successes on
group retirement rollovers in 2017

∎ Transformed the client onboarding
process in Retirement Plan Services (RPS) to an entirely digital experience, with over 50% of new plans in onboarded digitally in the second half of the year

∎ Launched the credit card program
and introduced deposit origination technology in Manulife Bank, Canadian Division

∎ Delivered efficiencies on our legacy blocks of business and successfully implemented a plan to accelerate our product shift in Canadian Division

Strategic focus

∎ Launched first-ever digital advice offering for group retirement rollover customers with plans to launch an in-plan digital advice product to RPS participants in
2018

∎ Launched our first-ever
fully direct-to-consumer advice product, Twine. Additional products are planned to launch in 2018

∎ Marked the one-year anniversary of our newly launched Direct-to-Consumer Insurance business, delivering strong year-end sales growth and promising performance metrics that indicate we are growing profitably

∎ Completed the final phases of the
Standard Life integration in Canadian Division, with overall synergies exceeding target

∎ Launched our goals based digital advice platform to advisors in Canada

[1]
These are non-GAAP measures, which you can read about on page 50.

2018 Management information circular

91

COMPENSATION DISCUSSION AND ANALYSIS

Total direct compensation

The table below
shows the total direct compensation the board approved for Ms. Harrison for 2017 and for her base salary and medium and long-term incentives for 2018, based on the recommendation of the CEO and the management resources and compensation committee. Ms. Harrison’s total direct compensation was higher than 2016 due to higher salary, annual incentive and equity awards.

The board established
Ms. Harrison’s compensation taking into account our company performance and relative performance against our peers, Ms. Harrison’s future potential contribution, the competitive positioning of her compensation and the alignment of her compensation with shareholder interests.

(in US$)

2015

2016

2017

2018 target

Base salary

$600,000

$630,000

$700,000

$715,000

Annual incentive

$950,000

$750,000

$1,100,000

$893,750

Medium-term incentive

• PSUs

$476,535

$700,000

$1,300,000

$1,300,000

• RSUs

$340,383

$500,000

$520,000

$520,000

Long-term incentive

• stock options

$544,612

$800,000

$780,000

$780,000

Total direct compensation

$2,911,530

$3,380,000

$4,400,000

$4,208,750

Base salary

Ms. Harrison’s salary
was increased by 11% for 2017, effective March 1, 2017. In 2018, the board approved an increase of 2.1% effective March 1, 2018.

Annual incentive

Ms. Harrison’s 2017 annual incentive award was approved and paid in February 2018. It was 126% of her target and 47% higher than her 2016 award, reflecting the solid financial performance and progress on enhancing customer experience.

Medium and long-term incentives

Ms. Harrison was granted a total of US$2,600,000 in medium and long-term incentives for 2017. The award, made in February 2017, was based on her anticipated future contributions, the competitive position of her compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2018, the board approved US$2,600,000 in medium and long-term incentives for 2018.

92

Manulife Financial Corporation

EXECUTIVE COMPENSATION

       Linda Mantia, Senior Executive Vice
President and Chief Operating Officer

Ms. Mantia is responsible for globally leading Corporate
Strategy
and Corporate Development, Analytics, Technology,
Marketing, Innovation, Human Resources, Regulatory and
Public Affairs, Global Resourcing and Procurement functions
and is Chair of Manulife’s Global Operating Committee. She is
also
member of Manulife’s executive leadership team.

The table below describes the key results for
determining Ms. Mantia’s compensation for 2017.

Financial

∎ Enabled the successful delivery of Manulife’s overall strategic and financial objectives

Operational

∎ Oversaw seamless CEO transition and
managed various executive leadership moves which enabled the business to continue the execution of its strategy

∎ Drove global operational effectiveness through chairing the Global Operating Committee, identifying substantial efficiency and savings opportunities including category strategies driving procurement savings

∎ Delivered various technology and
data wins including a strong focus on program delivery with the Global Optimization (GO) Program, Manulife’s largest transformation program to date

Strategic focus

∎ Strengthened leadership bench through additions of key hires

∎ Implemented unconscious bias
training to senior leaders globally

∎ Enabled early momentum on our 5
strategic priorities, with a focus on building digital customer-centric capabilities

∎ Architected Platform as a Service to scale global digital capabilities

∎ Accelerated pivot to agile
development through creation of global engineering incubator to train more than 200 engineers in 2018

∎ Continued to build out operational risk frameworks to underpin digital future

∎ Created a new holistic global brand
mission

2018 Management information circular

93

COMPENSATION DISCUSSION AND ANALYSIS

Total direct compensation

The table below shows
the total direct compensation the board approved for Ms. Mantia for 2017 and for her base salary and medium and long-term incentives for 2018, based on the recommendation of the CEO and the management resources and compensation committee.

The board established Ms. Mantia’s compensation taking into account our company performance and relative performance against our peers, Ms. Mantia’s future potential contribution, the competitive positioning of her compensation and the alignment of her compensation with shareholder interests.

(in US$)

2017

2018 target

Base salary

$600,000

$615,000

Annual incentive

$950,000

$768,750

Medium-term incentive

• PSUs

$925,000

$925,000

• RSUs

$370,000

$370,000

Long-term incentive

• stock options

$555,000

$555,000

Total direct compensation

$3,400,000

$3,233,750

Base salary

Ms. Mantia’s salary
did not increase in 2017. In 2018, the board approved an increase of 2.5% effective March 1, 2018.

Annual incentive

Ms. Mantia’s 2017 annual incentive award was approved and paid in February 2018. It was 127% of her target, reflecting her strong leadership in advancing our global digital vision and capabilities.

Medium and long-term incentives

Ms. Mantia was granted a total of US$1,850,000 in medium and long-term incentives for 2017. The award, made in February 2017, was based on her anticipated future contributions, the competitive position of her compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2018, the board approved US$1,850,000 in medium and long-term incentives for 2018.

94

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Share performance

The graph below compares the cumulative value of $100 invested in Manulife shares for the five years starting on December 31, 2012 with the value of $100 invested in each of two Toronto Stock Exchange (TSX) indices shown below for the same period, assuming dividends are reinvested.

(as at December 31)

2012

2013

2014

2015

2016

2017

Manulife Financial Corporation

$
100.00

$
159.97

$
173.87

$
167.51

$
200.91

$
227.67

S&P/TSX Composite Index

$
100.00

$
112.98

$
124.90

$
114.50

$
138.63

$
151.22

S&P/TSX Composite Financials Index

$
100.00

$
123.65

$
140.70

$
138.30

$
171.62

$
194.48

CEO compensation lookback

The CEO lookback table compares CEO awarded compensation in each of the last five years to the actual value of that compensation as at December 31, 2017. The actual value (realized and realizable) for a particular year includes salary, the annual incentive awarded for that year, the vested value of restricted share units and performance share units that were granted in that year (or current value for units that are outstanding), the value of any exercised stock options, and the in-the-money value of outstanding stock options that were granted in that year. The table reflects Mr. Guloien for 2013 to 2016 and Mr. Gori for 2017.

The table also compares the actual value to the CEO for each $100 of compensation awarded each year to the value earned by shareholders over the same period. We have indexed these values at $100 to provide a meaningful comparison.

The table illustrates that the actual value of CEO compensation is closely aligned with the shareholder experience. This is consistent with our emphasis on aligning executive compensation with the longer-term success of Manulife.

2018 Management information circular

95

COMPENSATION DISCUSSION AND ANALYSIS

Total direct compensation awarded

  Actual value
(realized and realizable) at December 31, 2017

      Value of
$100

Period

Manulife CEO

Manulife shareholders

2013

$12,091,368

$21,313,453

Jan 1, 2013 to Dec 31, 2017

$176.27

$227.67

2014

$13,558,918

$14,111,937

Jan 1, 2014 to Dec 31, 2017

$104.08

$142.32

2015

$14,782,884

$14,794,737

Jan 1, 2015 to Dec 31, 2017

$100.08

$130.94

2016

$14,607,399

$24,380,356

Jan 1, 2016 to Dec 31, 2017

$166.90

$135.92

2017

$12,246,460

$8,202,364

Jan 1, 2017 to Dec 31, 2017

$66.98

$113.32

Total direct compensation awarded includes salary, annual incentive, share-based awards and option-based awards, as reported in the summary compensation table each year.

Actual value (realized and realizable) represents the actual value to the CEO of compensation awarded each year, realized between grant and December 31, 2017 or still realizable on December 31, 2017.

Value of $100 for CEO: represents the actual value (realized and realizable)
to the CEO for each $100 of total direct compensation awarded for each fiscal year.

For Manulife shareholders: represents the cumulative value of a $100 investment in common shares made on the first trading day of the period, assuming dividends are reinvested.

Pay for performance

To illustrate the effectiveness of our executive compensation program and its alignment to our core principle of paying for performance, we compare the percentile ranking of our annualized TSR and CEO realized and realizable pay to the percentile ranking of our eleven compensation peers over the previous five years. These are plotted in the graph below. We use a time horizon of five years because the nature of our industry is to seek long-term results for shareholders.

96

Manulife Financial Corporation

EXECUTIVE COMPENSATION

For the companies in the shaded area, CEO compensation is aligned with returns. Companies above the shaded area have higher returns and lower CEO compensation than peers. Companies below the shaded area have lower returns and higher compensation than peers. This historical five-year analysis shows that Manulife’s CEO pay was in line with performance compared to our compensation peers. In 2017, we strengthened our pay for performance alignment by making substantial changes to the design of our compensation program and establishing a competitive total compensation package for our CEO that will continue to improve our pay for performance alignment in the future.

(See page 62 for information about our compensation peer group, and page 9 for details about how we calculate realized and realizable pay.)

Cost of management ratio

The table below shows the cost of management ratio, which expresses the total compensation reported for the named executives as a percentage of net income attributed to shareholders.

The cost of management ratio is affected by foreign exchange rates, the named executives each year and our net income.

2013

2014

2015

2016

2017

Total compensation reported for the named executives ($ thousands)

$31,788

$38,857

$49,652

$42,234

$49,501

Net income attributed to shareholders ($ millions)

$3,130

$3,501

$2,191

$2,929

$2,104
[1]

Cost of management ratio

1.0%

1.1%

2.3%

1.4%

2.4%[1]

1
Adjusting for the impacts of changes to our legacy businesses and U.S. tax legislation previously described, net income for the annual incentive plan was $4,767 million and the management cost ratio is 1.0%.

Total compensation reported for the named executives

The
total compensation reported in the summary compensation table each year.

Cost of management ratio

Total compensation paid to the named executives divided by net income attributed to shareholders, expressed as a percentage.

Named executives each year

2013: Donald Guloien, Steve Roder, Warren Thomson,
Paul Rooney, Jean-Paul Bisnaire

2014: Donald Guloien, Steve Roder, Warren Thomson, Paul Rooney, Craig Bromley

2015: Donald Guloien, Steve Roder, Warren Thomson, Paul Rooney, Roy Gori

2016: Donald
Guloien, Steve Roder, Roy Gori, Warren Thomson, Craig Bromley

2017: Roy Gori, Steve Roder, Warren Thomson, Marianne Harrison, Linda Mantia, Donald Guloien

2018 Management information circular

97

EXECUTIVE COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation awarded to the named executives for our last three fiscal years. We set compensation for the named executives in U.S. dollars, and have converted the amounts below to Canadian dollars consistent with our financial statements. Fluctuations in exchange rates can contribute to changes in the compensation amounts reported from year to year.

Year

Salary

Share-based awards

Option-based awards

  Roy Gori
President and CEO (as of October 1, 2017)

2017   2016
2015

$1,195,187   $982,435
$746,445

$3,926,499   $2,475,000
$5,634,000

$2,087,065   $1,650,000
$1,252,000

  Steve Roder   Senior
Executive Vice President and Chief Financial Officer

2017   2016
2015

$1,040,033   $1,055,275
$970,915

$3,027,763   $2,970,000
$2,622,060

$1,297,613   $1,980,000
$1,748,040

  Warren Thomson   Senior
Executive Vice President and Chief Investment Officer

2017   2016
2015

$1,066,034   $1,084,178
$972,307

$2,018,509   $1,897,500
$5,643,168

$865,075   $1,265,000
$1,148,712

  Marianne Harrison
President and CEO, John Hancock (as of October 1, 2017)

2017   2016
2015

$916,586   $829,534
$680,796

$2,385,510   $1,650,000
$1,020,000

$1,022,362   $1,100,000
$680,000

  Linda Mantia   Senior
Executive Vice President and Chief Operating Officer (joined Manulife on October 3, 2016)

2017 2016

$780,025 $199,948

$1,697,382 $1,790,000

$727,450 $325,000

  Donald Guloien   Former
President and CEO (retired on September 30, 2017)

2017   2016
2015

$1,333,537   $1,803,437
$1,723,671

$4,005,274   $6,722,719
$6,104,719

$4,005,274   $4,481,813
$4,069,812

Base salary

Set in U.S. dollars, but paid
semi-monthly in Canadian dollars using the Bank of Canada noon exchange rate that applied on the previous pay date. Ms. Harrison began receiving her salary in U.S. dollars when she moved to the U.S. in 2017. We used the average quarterly 2017 exchange rate of US$1.00 = $1.2980 to convert to Canadian dollars.

Mr. Gori’s 2017 base salary is a blended amount that that reflects his roles during the year: President and CEO, Manulife Asia, from January 1 to June 4, President from June 5 to September 30, and President and CEO from October 1 to December 31 (see page 84 for more information). Until June 4,
2017, Mr. Gori’s salary was paid in Hong Kong dollars. We used the average quarterly 2017 exchange rate of HK$1.00 = $0.1666 to convert to Canadian dollars.

98

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EXECUTIVE COMPENSATION

Non-equity incentive compensation

       Annual
incentive

Pension value

All other compensation

Total compensation

$3,006,683   $1,700,920
$1,660,200

$119,100   $49,100
$37,300

$2,421,808   $908,009
$2,468,507

$12,756,342   $7,765,464
$11,798,452

$1,250,700   $1,177,560
$1,383,500

$212,300   $234,500
$264,900

$78,272   $71,571
$78,029

$6,906,681   $7,488,906
$7,067,444

$2,876,610   $1,570,080
$1,729,375

$259,100   $276,800
$299,100

$70,657   $68,612
$66,801

$7,155,985   $6,162,170
$9,859,463

$1,375,770   $981,300
$1,314,325

$185,000   $209,900
$164,600

$77,469   $58,630
$75,613

$5,962,698   $4,829,364
$3,935,334

$1,188,165 $157,008

$80,000 $19,500

$58,331 $1,014,209

$4,531,353 $3,505,665

$1,906,808   $1,599,274
$2,884,682

$702,800   $672,000
$727,500

$234,572   $101,812
$103,135
[1]

$12,188,265   $15,381,055
$15,613,519

Share-based awards

The grant date fair value
of performance share units, restricted share units and deferred share units awarded to the named executives, including dividend equivalents, which are credited as additional units using the data in the table on page 100. The grant date fair value is the closing price of a Manulife common share on the TSX on the last trading day before the grant date or the average closing price for the last 10 trading days (5 trading days for 2015 and 2016) before the grant date (whichever is higher).

Supplementary table:
total compensation in
U.S. dollars

This table shows total

compensation for the named
executives in U.S. dollars for
convenience. Amounts delivered in
other currencies were converted to
U.S. dollars consistent with
our
financial statements.

(US$)

Roy Gori

2017   2016
2015

$9,779,013   $5,763,923
$9,258,603

Steve Roder

2017   2016
2015

$5,323,862   $5,525,962
$5,529,895

Warren Thomson

2017   2016
2015

$5,574,050   $4,577,316
$7,598,103

Marianne Harrison

2017   2016
2015

$4,590,895   $3,579,428
$3,055,322

Linda Mantia

2017 2016

$3,506,572 $2,615,581

Donald Guloien

2017   2016
2015

$9,702,411   $11,313,109
$12,236,036

2018 Management information circular

99

EXECUTIVE COMPENSATION DETAILS

Mr. Gori’s amount for 2017 includes an award of US$735,000, granted on June 8, 2017, to recognize his promotion. US$525,000 of this amount was allocated to performance share units and US$210,000 to restricted share units.

Mr. Gori’s amount for 2015 includes
a one-time award of US$3,000,000, granted on March 2, 2015, to replace compensation he forfeited from his previous employer. The award was allocated US$500,000 to restricted share units and US$2,500,000 to deferred share units.

Grant date

Share price

Exchange rate for awards in U.S. dollars

2017

June 8[1] February 28

$23.51 $24.61

  US$1.00 = $1.3476
US$1.00 = $1.3107

2016

February 23

$17.59

US$1.00 = $1.3750

November 21[2]

$22.99

n/a

2015

August 17[3] March 2[1] February 24

$22.82   $21.81
$22.02

  US$1.00 = $1.3067
 US$1.00 = $1.2520
US$1.00 = $1.2486

1
Awarded to Mr. Gori

2
Awarded to Ms. Mantia

3
Awarded to Mr. Thomson

As part of the process of relocating Mr. Gori
from Hong Kong to Toronto, his outstanding restricted, performance and deferred share units were vested and settled and the after-tax proceeds were used to buy Manulife common shares to ensure the awards he earned while employed in Hong Kong were appropriately allocated. These were placed in an escrow account and are subject to the same underlying performance, holding and forfeiture conditions as the share-based awards they replaced, except for the shares underlying the PSUs, which will be forfeited proportionately if performance is below target but will not be adjusted if performance is above target. See page 86 for details.

Ms. Mantia’s amount for 2016 includes a one-time award of $1,790,000 in restricted share units and deferred share units, granted on November 21, 2016, to replace compensation she forfeited from her previous employer. The restricted share units vest after one and two years and are forfeited if Ms. Mantia is terminated for cause or she resigns. The deferred share units vest after four years.

Mr. Thomson’s amount for 2015 includes a one-time special award of US$3,000,000 in deferred share units, granted on August 17, 2015, that vested immediately.

Exercise price

Fair value factor

Exchange rate for awards in U.S. dollars

  Option-based awards   The grant date fair value of
stock options awarded to the named executives was calculated using the data in the table to the right.
 Mr. Gori’s amount for 2017 includes an award of US$615,000, granted on June 8, 2017, to recognize his promotion.

2017

June 8[1] February 28

$23.51 $24.61

21.0% 21.0%

US$1.00 = $1.3476 US$1.00 = $1.3107

2016

February 23 November 21[2]

$17.59 $22.99

21.5% 21.5%

US$1.00 = $1.3750 n/a

2015

March 2[1] February 24

$21.81 $22.02

22.0% 22.0%

US$1.00 = $1.2520 US$1.00 = $1.2486

1 Awarded to Mr. Gori

2 Awarded to Ms. Mantia

Ms. Mantia’s amount for 2016 includes a one-time award of $325,000 to replace compensation she forfeited from her previous employer.

We used the Black-Scholes methodology to determine the accounting fair value of the stock option awards (the same assumptions we use for accounting purposes):

Expected life (years)

Expected volatility

Risk-free interest rate

Expected dividend yield

2017

6.7

29.5%

1.25%

3.0%

2016

6.7

29.5%

1.50%

3.0%

2015

6.7

29.5%

1.75%

3.0%

100

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Annual incentive

Paid in cash in the year following the fiscal year in which the award was earned. The U.S. dollar amounts were converted to Canadian dollars using the exchange rates that applied on the previous pay dates: 2017: US$1.00 = $1.2507, 2016: US$1.00 = $1.3084, 2015: US$1.00 = $1.3835.

Pension value

The sum of the amounts under compensatory change for each named executive in the pension tables on pages 108 and 110.

All other compensation

Includes flexible spending account allowances in 2017:
Mr. Gori – $49,107, Mr. Roder – $55,000, Mr. Thomson – $55,000, Ms. Harrison – $41,250, Ms. Mantia – $55,000, Mr. Guloien – $75,000.

Mr. Gori’s amount includes:

∎

2017: a transition payment of US$1,500,000 as part of his relocation from Hong Kong to Toronto and a housing allowance of $165,434 (converted to Canadian dollars using an average exchange rate of
HK$1.00 = $0.1666). These amounts are related to his role in Asia and to his relocation and will not form part of his future compensation as CEO.

∎

2016: a housing allowance of $399,438 and a car benefit of $286,559, converted to Canadian dollars using the average 2016 exchange rate of HK$1.00 = $0.1707.

∎

2015: US$1,500,000 in cash payments to replace compensation he forfeited from his previous employer (converted to Canadian dollars using an average exchange rate of US$1.00 = $1.2654).

Mr. Roder’s 2017 amount includes $21,777 for tax consultation services.

Ms.
Harrison’s 2017 amount includes US$20,000 for relocation allowance.

Mr. Guloien’s 2017 amount includes $133,630 for vacation not taken and $22,500 for administrative support following his retirement.

Ms. Mantia’s 2016 amount includes a cash payment of $1,000,000 to replace compensation she forfeited from her previous employer.

1
In 2017, the board approved equity awards to Mr. Guloien with a total grant date value of $8,010,548 (disclosed in the share-based and option-based awards columns). As part of Mr. Guloien’s retirement, the board elected to waive our standard condition that equity awards must be pro-rated for retirement before the first anniversary of the grant. The incremental value of this benefit is $1,960,309. Please see Termination and change in control on page 115 for additional information about Mr. Guloien’s retirement agreement.

2018 Management information circular

101

EXECUTIVE COMPENSATION DETAILS

Equity compensation

Outstanding share-based and option-based awards (as at December 31, 2017)

Option-based awards

Grant date

Number of securities underlying unexercised options

Option exercise price

Option expiration date

Value of unexercised in-the-money options

Roy Gori

Mar 02, 2015

260,931

$21.81

Mar 02, 2025

$1,150,706

Feb 23, 2016

436,301

$17.59

Feb 23, 2026

$3,765,278

Feb 28, 2017

243,473

$24.61

Feb 28, 2027

$391,992

Jun 8, 2017

167,872

$23.51

Jun 8, 2027

$454,933

Steve Roder

Jun 1, 2012

261,058

$11.23

Jun 1, 2022

$3,912,737

Feb 19, 2013

309,463

$15.52

Feb 19, 2023

$3,311,254

Feb 25, 2014

247,075

$21.20

Feb 25, 2024

$1,240,317

Feb 24, 2015

360,837

$22.02

Feb 24, 2025

$1,515,515

Feb 23, 2016

523,561

$17.59

Feb 23, 2026

$4,518,331

Feb 28, 2017

251,081

$24.61

Feb 28, 2027

$404,240

Warren Thomson

Feb 20, 2008

58,854

$37.71

Feb 20, 2018

$0

May 18, 2009

24,202

$21.95

May 18, 2019

$103,343

Feb 23, 2010

188,342

$19.48

Feb 23, 2020

$1,269,425

Feb 22, 2011

183,296

$18.91

Feb 22, 2021

$1,339,894

Feb 19, 2013

272,328

$15.52

Feb 19, 2023

$2,913,910

Feb 25, 2014

201,321

$21.20

Feb 25, 2024

$1,010,631

Feb 24, 2015

237,122

$22.02

Feb 24, 2025

$995,912

Feb 23, 2016

334,497

$17.59

Feb 23, 2026

$2,886,709

Feb 28, 2017

167,387

$24.61

Feb 28, 2027

$269,493

Marianne Harrison

Feb 20, 2008

33,824

$37.71

Feb 20, 2018

$0

Feb 23, 2010

49,701

$19.48

Feb 23, 2020

$334,985

Feb 22, 2011

48,370

$18.91

Feb 22, 2021

$353,585

Feb 21, 2012

77,083

$12.64

Feb 21, 2022

$1,046,787

Feb 19, 2013

147,980

$15.52

Feb 19, 2023

$1,583,386

Feb 25, 2014

124,131

$21.20

Feb 25, 2024

$623,138

Feb 24, 2015

140,368

$22.02

Feb 24, 2025

$589,546

Feb 23, 2016

290,867

$17.59

Feb 23, 2026

$2,510,182

Feb 28, 2017

197,822

$24.61

Feb 28, 2027

$318,493

Linda Mantia

Nov 21, 2016

65,740

$22.99

Nov 21, 2026

$212,077

Feb 28, 2017

140,758

$24.61

Feb 28, 2027

$226,620

Donald Guloien

Feb 20, 2008

202,945

$37.71

Feb 20, 2018

$0

May 18, 2009

389,889

$21.95

May 18, 2019

$1,664,826

Feb 23, 2010

617,344

$19.48

Feb 23, 2020

$4,160,899

Feb 22, 2011

560,071

$18.91

Sep 30, 2020

$4,094,119

Feb 25, 2014

727,500

$21.20

Sep 30, 2020

$3,652,050

Feb 24, 2015

840,106

$22.02

Feb 24, 2025

$3,528,445

Feb 23, 2016

1,185,102

$17.59

Feb 23, 2026

$10,227,430

Feb 28, 2017

774,999

$24.61

Feb 28, 2027

$1,247,748

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EXECUTIVE COMPENSATION

Share-based awards

Grant date

  Type of share-
based award

  Number of
 shares or units of   shares
that have not vested

Market or payout value of share awards that have not vested

Market or payout value of vested share-based awards not paid out or distributed

Roy Gori

Jun 8, 2017

PSU

30,580

$801,809

RSU

12,232

$320,734

MFC Shares[1] (2015)

131,930

$3,459,205

MFC Shares[1] (2016)

126,447

$3,315,440

MFC Shares[1] (2017)

102,421

$2,685,479

Steve Roder

Aug 18, 2014

PDSU

84,848

$2,224,710

Feb 23, 2016

PSU

105,661

$2,770,424

RSU

75,471

$1,978,858

Feb 28, 2017

PSU

90,046

$2,361,007

RSU

36,018

$944,398

Warren Thomson

Feb 23, 2016

PSU

67,505

$1,769,983

RSU

48,218

$1,264,278

Feb 28, 2017

PSU

60,031

$1,574,023

RSU

24,012

$629,598

DSU

$5,363,046

Marianne Harrison

Feb 23, 2016

PSU

58,700

$1,539,112

RSU

41,929

$1,099,366

Feb 28, 2017

PSU

70,946

$1,860,209

RSU

28,378

$744,078

DSU

$142,705

Linda Mantia

Nov 21, 2016

RSU

35,547

$932,036

Feb 28, 2017

PSU

50,480

$1,323,597

RSU

20,192

$529,439

DSU

$385,875

Donald Guloien

Feb 23, 2016

PSU

239,167

$6,270,956

RSU

170,834

$4,479,258

Feb 28, 2017

PSU

166,765

$4,372,584

DSU

$5,740,906

1
As part of the process of relocating Mr. Gori from Hong Kong to Toronto, his outstanding RSUs, PSUs and DSUs were vested and settled and the after-tax proceeds were used to buy Manulife common shares to ensure the awards he earned while employed in Hong Kong were appropriately allocated. Mr. Gori did not receive additional units as part of this arrangement. These shares were placed in an escrow account and are subject to the same underlying performance, holding and forfeiture conditions as the share-based awards they replaced, except for the shares underlying the PSUs, which will be forfeited proportionately if performance is below target but will not be adjusted if performance is above target.
This arrangement gave Mr. Gori substantial personal ownership of Manulife common shares that would otherwise have ultimately been settled in cash. See page 86 for details. In the table above, the three lines labeled “MFC Shares”
relate to the common shares with underlying conditions from his original equity awards granted in 2015, 2016 and 2017, respectively.

2018 Management information circular

103

EXECUTIVE COMPENSATION DETAILS

In the tables on the previous page:

∎

the value of unexercised in-the-money stock options is the difference between the exercise price of the stock options and $26.22, the closing price of Manulife common shares on the TSX on December 29, 2017. The amount is zero if the exercise price is higher than our year-end closing share price

∎

the market or payout values of the share-based awards are based on $26.22, the closing price of Manulife common shares on the TSX on December 29, 2017

∎

the value of performance share units and performance deferred share units that have not yet vested is calculated using a performance factor of 100%

∎

restricted share units (RSUs), performance share units (PSUs), deferred share units (DSUs) and performance deferred share units (PDSUs) are paid out in cash. We normally do not issue any common shares in connection with restricted share units, performance share units, deferred share units or performance deferred share units.

Incentive plan awards – value
vested or earned during the year

The table below shows for each named executive:

∎

the value of stock options that vested in 2017 is the amount that would have been realized if they had been exercised on the vesting date

∎

the value of stock options that was received in 2017 is the actual gain realized by executives who have exercised options

∎

the value of share-based awards for 2015 that vested in 2017

∎

the annual cash bonus earned for 2017.

Option-based awards

  Share-based awards
Value vested during the year

  Annual incentive
Value earned during the year

Value vested during the year

Value received during the year

Roy Gori

$894,120

$0

$4,240,416

$3,006,683

Steve Roder

$1,932,554

$0

$3,910,474

$1,250,700

Warren Thomson

$1,440,162

$3,842,319

$1,879,180

$2,876,610

Marianne Harrison

$981,716

$356,047

$1,112,441

$1,375,770

Linda Mantia

$65,510

$0

$825,830

$1,188,165

Donald Guloien

$4,767,710

$28,136,082

$6,657,938

$1,906,808

The value of option-based awards is the difference between the exercise price of the stock options and the closing price of Manulife common shares on the TSX on the vesting date.

The value of share-based awards is the payout from restricted share units and performance share units that were granted on February 24, 2015, and vested and paid out in 2017.

Stock options exercised in 2017

Grant date

Number of options

Exercise price

Gain

Warren Thomson

Feb 18, 2009

255,948

$15.67

$2,832,092

Feb 21, 2012

84,791

$12.64

$1,010,227

Marianne Harrison

Feb 18, 2009

41,373

$15.67

$356,047

Donald Guloien

Feb 18, 2009

507,629

$15.67

$5,706,993

Feb 21, 2012

932,701

$12.64

$13,230,375

Feb 19, 2013

816,983

$15.52

$9,198,715

Mr. Guloien is required to hold at least 50% of the realized gains from the exercise of stock options in common shares for one year after retirement.

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EXECUTIVE COMPENSATION

About deferred share units

In 2017, executives in Canada and the U.S. were given the opportunity to exchange some or all of their annual incentive award, vested restricted share units and vested performance share units for deferred share units, subject to local tax rules and rulings. We may also grant deferred share units and performance deferred share units to some new hires and to other executives in special situations.

Deferred share units are notional shares that track the value of Manulife common shares and earn dividend equivalents at the same rate as dividends paid on the common shares. They can only be redeemed for cash when the executive retires or leaves Manulife. For each unit redeemed, the executive will receive the market value of a Manulife common share at the time of redemption. Vesting conditions are specific to each grant, however deferred share units received in exchange for other vested awards, as described above, vest immediately. Deferred share units align executives with the long-term interests of shareholders and are only transferable if the executive dies.

Performance deferred share units vest if specific performance conditions are met.

Canadian executives can no longer exchange restricted share units and performance share units that are granted after 2015, in accordance with a change in Canadian tax rulings. Instead, to promote longer term share ownership, Canadian executives can choose to receive deferred share units instead of restricted share units as long as they make this choice before the day of the grant.

About the deferred compensation account

Some U.S. executives can defer up
to 90% of their base salary and some or all of their annual incentive and vested restricted share units into a deferred compensation account. The money must remain in the account for at least three years, and is adjusted as though the funds had been invested in one or more investment options designated by Manulife and selected by the executive. On withdrawal, the executive can take the cash either in a lump sum or in annual instalments.

Securities authorized for issue under equity compensation plans

The table
below shows the total number of securities to be issued and available for issue under our equity compensation plans as at December 31, 2017:

Number of securities to be issued upon exercise of outstanding options, warrants and rights

Weighted average of exercise price of outstanding options, warrants and rights

Number of securities remaining available for future issuance under equity plans

Equity compensation plans approved by security holders

25,993,231

$
20.45

13,425,749

2018 Management information circular

105

EXECUTIVE COMPENSATION DETAILS

This table tells you about our plans and their status as at December 31, 2017:

Executive stock option plan

The executive stock option plan was approved by shareholders at the 2000 annual and special meeting. Deferred share units, share appreciation rights, restricted shares and performance awards can also be granted under the executive stock option plan. We need shareholder approval to make any changes to the plan.

Maximum number of common shares that may be issued

73,600,000

∎ as a % of common shares outstanding

3.7%

Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)

  ∎  to any
one participant, or

5%

∎ to insiders as a whole

10%

Total number of common shares that have been issued in respect of stock options and deferred share units

34,602,657

∎ as a % of common shares outstanding

1.7%

Stock plan for non-employee directors

The stock plan for non-employee directors was approved by shareholders at the 2001 annual and special meeting. Deferred share units can also be granted under the stock plan. We need shareholder approval to make any changes to the plan.

Maximum number of common shares that may be issued

1,000,000

∎ as a % of common shares outstanding

less than 0.1%

Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)

  ∎  to any
one participant, or

5%

∎ to insiders as a whole

10%

Total number of common shares that have been issued in respect of deferred share units

578,363

∎ as a % of common shares outstanding

less than 0.03%

We granted 3,964,238 stock options to senior executives in 2017. The table below shows the total number of stock options, share-settled deferred share units outstanding, and securities available for future grant under the plans:

(as at December 31, 2017)

Stock options/DSUs outstanding

Securities available for future issue

(#)

  As a % of diluted
common shares

(#)

As a % of diluted common shares

Stock plan for non-employee directors

421,637

0.02%

Stock options

24,961,395

1.26%

13,425,749

0.68%

Deferred share units

610,199

0.03%

Total

25,993,231

1.31%

13,425,749

0.68%

106

Manulife Financial Corporation

EXECUTIVE COMPENSATION

Overhang, dilution and burn rate

(as at December 31)

2015

2016

2017

Overhang

2.51%

2.32%

1.99%

the total number of common shares reserved for issue to employees and directors, less the number of stock options and share-settled deferred share units redeemed, expressed as a percentage of the weighted average number of securities outstanding in the year

Dilution

1.58%

1.55%

1.31%

the total number of stock options and share-settled deferred share units outstanding, expressed as a percentage of the weighted average number of securities outstanding in the year

Burn rate

the number of stock options and share-settled deferred share units granted annually, expressed as a percentage of the weighted average number of securities outstanding in the year

  ∎  Executive
stock option plan

0.20%

0.31%

0.20%

 ∎  Stock plan for non-employee
directors

0.01%

0.01%

0.01%

Retirement benefits

Executives participate in various defined benefit and defined contribution pension plans and supplemental retirement arrangements.

All of our traditional defined benefit pension programs have been closed to new members because of the financial risks associated with them. In their place, we have introduced capital accumulation retirement programs including cash balance, 401(k) and defined contribution plans, where our only contributions are typically a fixed percentage of each employee’s pensionable earnings taking median market practice into account.

We may also provide supplemental retirement arrangements if tax rules limit the benefits that would otherwise be provided by our registered
(or tax qualified) pension plans. The supplemental arrangements are not tax qualified and are typically unfunded.

To receive the benefits from our supplemental
arrangements, executives generally have to comply with several conditions after they leave our employment:

∎

non-solicit: all executives, other than the few in traditional defined benefit supplemental arrangements, have a non-solicit provision for 24 months after their employment ends

∎

non-compete:

–
24 months for all executives in traditional defined benefit supplemental arrangements

–
12 months for senior vice presidents, 18 months for executive vice presidents and 24 months for senior executive vice presidents in capital accumulation supplemental arrangements

∎

if an executive breaches the non-compete provision in their traditional defined benefit supplemental arrangement, the benefits are reduced by one-third

∎

if an executive breaches any of the post-employment conditions attached to all or a part of their capital accumulation supplemental arrangements, those benefits are fully forfeited.

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EXECUTIVE COMPENSATION DETAILS

Amounts on the pages that follow that are determined in another currency have been converted using the exchange rates used in our 2017 consolidated financial statements.

Defined benefit pension plan table

Mr. Thomson and
Ms. Harrison participate in the John Hancock defined benefit cash balance plan and supplemental arrangement. Mr. Thomson’s participation is for the period he worked in the U.S. from January 2007 to December 2009.
Ms. Harrison’s participation is for the periods she worked in the U.S. from March 2008 to December 2012 and since her return in October 2017. Mr. Guloien participated in the Manulife defined benefit plan and supplemental arrangement in Canada until he retired on September 30, 2017.

The table below shows:

∎

their years of credited service at the end of 2017 and at the normal retirement age of 65

∎

the estimated annual benefit accrued or earned for service up to the end of 2017 and to age 65

∎

a reconciliation of the defined benefit obligation from December 31, 2016 to December 31, 2017.

The annual
pension for senior executives in the Canadian defined benefit supplemental arrangement is capped as follows based on their level at retirement and a maximum of 35 years of credited service:

∎

$1,200,000 for Mr. Guloien

∎

$800,000 for senior executive vice presidents.

Number of years of credited service

Annual benefits payable

Dec 31, 2017

Age 65

Dec 31, 2017

Age 65

Warren Thomson

3.0

3.0

$10,900

$10,900

Marianne Harrison

5.1

16.1

$11,900

$30,600

Donald Guloien

35.0

35.0

$1,200,000

$1,200,000

Annual benefits payable

Based on current
pensionable earnings and the noted credited service, subject to the maximums discussed above, and payable from age 65. On his retirement on September 30, 2017, Mr. Guloien elected to start his pension immediately in a reduced amount of
$90,046 per month payable for life with 120 months of payments guaranteed. Should his spouse survive him, 100% of his pension will continue to her for life.

Opening and closing defined benefit obligation

Value of the projected pension
for service to December 31, 2016 and December 31, 2017 respectively, using the actuarial assumptions used to determine the defined benefit obligations at those dates, as disclosed in Note 16 of our 2017 consolidated financial statements.

Service cost

Value of the projected pension earned for service in 2017,
using the actuarial assumptions used to determine the defined benefit obligations at December 31, 2017, as disclosed in Note 16 of our 2017 consolidated financial statements.

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Opening present value of defined benefit obligation

Compensatory change

  Non-
compensatory change

Closing present value of defined benefit obligation

Service cost

Other

$150,800

$0

$0

$(3,800
)

$147,000

$111,400

$11,700

$0

$(3,200
)

$119,900

$16,529,400

$0

$0

$4,500,700

$21,030,100

Other

The impact of any plan amendments and
differences between the actual and assumed compensation.

Non-compensatory change

Includes the impact of interest accruing on the opening defined benefit obligation, changes in the actuarial assumptions, experience gains and losses and any amounts due to currency fluctuations. For Mr. Guloien, includes a loss of $2,805,000 due to his retirement occurring earlier than assumed.

Exchange rates

Mr. Thomson’s and Ms. Harrison’s year-end amounts have been converted using the December 31 exchange rate of US$1.00 = $1.2545 for 2017 and
US$1.00 = $1.3426 for 2016. The other amounts have been converted using the average 2017 exchange rate of US$1.00 = $1.2982.

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EXECUTIVE COMPENSATION DETAILS

Defined contribution pension plan table

Mr. Gori, Mr. Roder,
Mr. Thomson and Ms. Mantia participate in the Manulife defined contribution plan and supplemental arrangement in Canada. Ms. Harrison participates in the John Hancock 401(k) plan and the defined contribution supplemental arrangement.

Mr. Gori participated in the Manulife Mandatory Provident Fund Top-up in Hong Kong before June 2017, when he worked in Hong Kong.

Mr. Thomson participated in the John Hancock 401(k) plan and the defined contribution supplemental arrangement from January 2007 to December 2009, when he worked in the U.S.

Ms. Harrison participated in the Manulife defined contribution plan and supplemental arrangement in Canada from January 2013 to September 2017 and before March 2008, when she worked in Canada. She participated in the John Hancock 401(k) plan and the defined contribution supplemental arrangement from March 2008 to December 2012, when she worked in the U.S. previously.

Mr. Guloien participated in the Manulife defined contribution supplemental arrangement in Canada from the time he reached his defined benefit pension maximum until he retired on September 30, 2017.

The table below is a reconciliation of the account balances from December 31, 2016 to December 31, 2017:

Opening accumulated value

Compensatory change

  Non-
compensatory change

Closing accumulated value

Service cost

Other

Roy Gori

$181,100

$119,100

$0

$82,000

$382,200

Steve Roder

$1,123,600

$212,300

$0

$124,100

$1,460,000

Warren Thomson

$2,669,400

$259,100

$0

$287,000

$3,215,500

Marianne Harrison

$1,817,700

$173,300

$0

$225,200

$2,216,200

Linda Mantia

$31,200

$80,000

$0

$22,500

$133,700

Donald Guloien

$3,792,000

$702,800

$0

$535,300

$5,030,100

Service cost

The total amount contributed
and/or notionally credited to each named executive in 2017 by Manulife or John Hancock under their respective plans.

Other

The impact of any plan amendments.

Non-compensatory change

Includes any contributions made by the named executives, all investment income credited during the year and any amounts due to currency fluctuations.

Exchange rates

Mr. Gori’s year-end amount for the plan in Hong Kong
has been converted using the December 31 exchange rate of HK$1.00 = $0.1605 for 2017 and HK$1.00 = $0.1732 for 2016. The other amounts have been converted using the average 2017 exchange rate of HK$1.00 = $0.1666.

Mr. Thomson’s and Ms. Harrison’s year-end amounts for the U.S. plan have been converted using the December 31 exchange rate of US$1.00 = $1.2545 for 2017 and US$1.00 = $1.3426 for 2016. Other U.S. plan amounts have been converted using the average 2017 exchange rate of US$1.00 = $1.2982.

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Canada

Closed defined benefit pension plan

Defined contribution pension plan

Who participates

Canadian-based executives who were promoted or hired before January 1, 1999

Canadian-based executives who were hired after January 1, 1999

Terms

Pensions are based on credited service and average pensionable earnings at retirement

Pensionable earnings are calculated as the highest base salary plus annual incentive (including the amount participants elect to receive as deferred share units) earned over any 36 consecutive months

Participants contribute 4% of their pensionable earnings up to the current year’s maximum pensionable earnings under the Canada Pension Plan (YMPE) and 6% of earnings that exceed this amount, up to an annual maximum of $8,798 in 2017

Participants contribute 2% of pensionable earnings

Participants can make voluntary contributions ranging from 0.5% to 5% of pensionable earnings

Pensionable earnings are limited to $209,840 for 2017 and are calculated as base salary (plus the annual incentive for officers)

Participants choose from a range of options to invest their
account

Annual pension formula

Years of credited service

x

the sum of:

∎ 1.3% of pensionable earnings up to
the average of the last three years’ YMPE (final average YMPE)

+

∎ 2% of pensionable earnings that
exceed the final average YMPE ($54,600 in 2017)

The resulting pension is limited to the maximum
pension permitted by the Income Tax Act (Canada)

Vesting of the pension is
immediate

We contribute 3% of pensionable earnings and a 50% match on participant voluntary contributions after the first year of employment

Our contributions and participant
contributions combined are limited to the defined contribution maximum under the Income Tax Act ($26,230 in 2017)

Our contributions vest immediately

Retirement

Participants can retire before 65 with full pension if they’re at least 50 and their age plus years of service total at least 90

If a participant has less than 90 age plus service
points but is 50 or older with 10 or more years of service, the pension is reduced 0.5% for each month that retirement is before age 55 plus 0.25% for each month after age 55 that retirement is before age 60 (or the date the participant reaches 90 points if later)

For others, the pension is reduced on an actuarial equivalent basis

With a spousal waiver, the plan pays a pension for life and guarantees payments for at least 120 months, unless the participant chooses a different form of payment. Otherwise, a reduced pension is paid for at least five years with two-thirds continuing to the spouse on the participant’s death

When they leave employment, participants can transfer the value of their account to a locked-in retirement vehicle, or purchase a life annuity

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EXECUTIVE COMPENSATION DETAILS

Canada (continued)

Closed defined benefit supplemental arrangement

Defined contribution supplemental arrangement

We have individual supplemental retirement agreements that top up the defined benefit plan pension to what it would have been if there was not a maximum pension under the
Income Tax Act (Canada), subject to the maximums noted earlier. There are two executives remaining with these agreements

Executives who were hired after January 1, 1999 and employees who were promoted to an executive level after this date are eligible

We credit 10% of pensionable earnings (15% for
Messrs. Gori and Guloien) above the pensionable earnings maximum to a notional account for each participant

Pensionable earnings are calculated as base salary and the annual incentive, including the amount taken as deferred share units

Investment income credits are based on the investment options selected by the participant

Participants can take the value of their account in instalments at retirement, or withdraw it as a lump sum with our consent

United States

Defined benefit pension plan (cash balance)

401(k) plan

Who participates

All U.S. employees

Participation is voluntary for all U.S. employees

Terms

Participants do not contribute

Participants receive contribution credits in a notional account that earns interest credits

Starting January 1, 2017, interest credits will be based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the two months ending September 30 of the preceding calendar year

Participants contribute up to 50% of their eligible salary to the IRS maximum (US$18,000 in
2017)

Eligible salary is limited to the IRS maximum (US$270,000 in 2017)

Participants choose from a range of options to invest their account

Pension formula

We credit participant accounts with 4% of eligible compensation up to the Social Security Wage
Base, plus 8% of eligible compensation that exceeds this base

Eligible compensation is limited
to the IRS maximum (US$270,000 in 2017), and is calculated as base salary plus the annual incentive received

Our contributions vest after three years of service

We contribute a 100% match on participant contributions to a maximum of 4% of eligible salary

Our contributions and participant contributions combined are limited to the IRS maximum
(US$54,000 in 2017)

Our contributions vest after three years of service

Retirement

Normal retirement is 65, but benefits can be paid at any retirement age based on the value of the participant’s account on the date their pension begins

Payments are normally made as a
life annuity, but participants can choose a lump sum or other payment option

Participants receive the value of their account when they leave employment or if they become permanently disabled

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United States (continued)

Closed defined benefit pension plan and supplemental arrangement (cash balance)

Defined contribution supplemental arrangement

We stopped making contributions to these plans as of December 31, 2007

Starting January 1, 2017, interest credits will be based on:

∎ the average yield of one-year Treasury Constant Maturities in effect on each business day during the two months ending September 30 of the preceding calendar year

+

∎ 0.25%

subject to a minimum interest credit of 5.00% compounded daily

Participants receive the value of their account in 18 monthly instalments beginning the seventh month after leaving employment

We credit 8% of eligible compensation above the IRS maximum to a notional account for each participant

Eligible compensation is calculated as base salary and the annual incentive, including the amount taken as deferred share units

Investment income credits are based on the
investment options selected by the participant

Participants receive the value of their account
in 18 monthly instalments beginning the seventh month after leaving employment

Hong Kong

  Defined contribution plan
(Manulife Mandatory Provident Fund (MPF) Top-up)

Who participates

All Hong Kong permanent employees

Terms

Participants contribute 5% of annual salary

Contributions on salary up to the MPF maximum (HK$360,000 in 2017) go to the mandatory account.
Contributions on salary above the MPF maximum go to the voluntary account

Participants choose
from a range of options to invest their account

Pension

We contribute based on length of service as follows:

Less than 5 years

5% of annual salary

5 to 10 years

7.5% of annual salary

More than 10 years

10% of annual salary

All our contributions, other than the first 5% of annual salary up to the MPF maximum, go to the voluntary account

Our contributions to the mandatory account vest immediately

Our contributions to the voluntary account vest on a sliding scale based on length of service that grades by 10% per year starting at 30% after three years to 100% after 10 years

Retirement

Participants can receive the value of the voluntary account at any time but can receive the value of the mandatory account only after age 60

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Termination and change in control

The table below shows the estimated amounts that would be provided to each named executive (except the former CEO) if employment is terminated under five different scenarios, assuming the scenario took place on December 31, 2017.

The actual amounts will depend on our share price at the time as well as other variables, such as the named executive’s age and years of service. The information below is calculated as at December 31, 2017 for all of the named executives other than Mr. Guloien who retired before the end of the year. The details of his retirement agreement are discussed below the table.

Type of payment

  Retirement (early or
normal)

Resignation

  Termination
with cause

  Termination
without cause

  Change in
control

Roy Gori

Severance

–

$0

$0

$8,580,000

$5,561,120

Additional vesting of RSUs, PSUs and stock options

–

$0

$0

$9,623,939

$14,828,903

Pension

–

$0

$0

$0

$0

Total value

–

$0

$0

$18,203,939

$20,390,023

Steve Roder

Severance

$0

n/a

n/a

n/a

–

Additional vesting of RSUs, PSUs and stock options

$5,687,909

n/a

n/a

n/a

–

Pension

$0

n/a

n/a

n/a

–

Total value

$5,687,909

n/a

n/a

n/a

–

Warren Thomson

Severance

$0

$0

$0

–

Additional vesting of RSUs, PSUs and stock options

$8,028,557

$0

$0

$8,028,557

–

Pension

$0

$0

$0

$0

–

Total value

$8,028,557

$0

$0

$8,028,557

–

Marianne Harrison

Severance

–

$0

$0

$3,071,250

–

Additional vesting of RSUs, PSUs and stock options

–

$0

$0

$3,496,993

–

Pension

–

$0

$0

$0

–

Total value

–

$0

$0

$6,568,243

–

Linda Mantia

Severance

–

$0

$0

$2,632,500

–

Additional vesting of RSUs, PSUs and stock options

–

$0

$0

$1,518,638

–

Pension

–

$0

$0

$0

–

Total value

–

$0

$0

$4,151,138

–

No severance is paid if the named executive resigns or retires.

If Manulife terminates a named executive’s employment with cause, employment ends immediately, no severance is paid and performance share units, performance deferred share units, restricted share units, stock options and the supplemental retirement benefit are forfeited.

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The amount shown for additional vesting of RSUs, PSUs and stock options is the estimated value that would be payable under each termination scenario, and is based on $26.22, the closing price of Manulife common shares on the TSX on December 29, 2017. The value of performance share units is calculated assuming a performance factor of
100%.

Mr. Roder stepped down as CFO and as a member of the executive leadership team on December 31, 2017. He retired from Manulife on January 12,
2018 following a transition period for the new CFO. The table shows the actual value he was eligible to receive as a result of his retirement, using $26.22, the closing price of Manulife common shares on the TSX on December 29, 2017.

For purposes of the treatment of equity-based awards, Mr. Thomson is eligible for normal retirement. Mr. Gori, Ms. Harrison and Ms. Mantia are not eligible for either early or normal retirement. For additional details about their equity-based awards, see the summary compensation table on page 98.

Equity-based awards are treated according to the terms and conditions of the award agreements and plan documents unless the named executive has entered into an agreement that indicates otherwise. See below for information about Mr. Guloien’s retirement agreement, and Mr. Gori’s change in control agreement and employment agreements.

Retirement agreement for Mr. Guloien

As part of the board’s
succession planning for the CEO and to ensure a smooth transition, Mr. Guloien entered into a retirement agreement with Manulife on June 7, 2017, for his retirement on September 30, 2017. As part of this agreement, Mr. Guloien was entitled to:

∎

a waiver of the pro rata vesting of his 2017 performance share units and stock options. As a result, Mr. Guloien’s 2017 equity awards will continue to vest in full and the estimated value of this incremental benefit is $1,960,309, based on Manulife’s share price of $25.31 on September 29, 2017.

∎

continued participation in the group benefits plan (with the exception of long-term disability) for 24 months.

∎

administrative support and parking for 24 months, valued at approximately $92,280 per year.

Termination without
cause

All the named executives except Mr. Thomson have employment agreements that specify their entitlements if they are terminated without cause. These are outlined in the table below, and are conditional on the executive signing a full and final release and remaining bound by covenants in their employment agreements relating to:

∎

protection of confidential information (indefinitely)

∎

company ownership of our intellectual property (indefinitely)

∎

non-solicitation (two years for Mr. Gori, Mr. Roder and Ms. Harrison; 18 months for Ms. Mantia)

∎

non-competition (one year for Mr. Gori; two years for Mr. Roder and Ms. Harrison; 18 months for Ms. Mantia)

∎

non-disparagement (two years for Mr. Gori, Mr. Roder and Ms. Harrison; indefinitely for Ms. Mantia).

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EXECUTIVE COMPENSATION DETAILS

Breaches of any of the covenants entitle Manulife to seek a court injunction, in addition to pursuing any other available rights and remedies.

Roy Gori

Mr. Gori is entitled to:

∎ 24 months of compensation in lieu
of notice comprised of base salary and target annual incentive

∎ an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

∎ continued vesting and
exercisability of share-based awards and stock options for 24 months following termination

∎ continued participation in the group benefits plan for 24 months (excluding life, short-term, and long-term disability)

Marianne Harrison

Ms. Harrison is entitled to:

∎ 18 months of compensation comprised
of base salary and target annual incentive

∎ continuation of group benefits for
18 months (excluding life, short-term and long-term disability)

If she commences new employment
or self-employment during the severance period:

∎ she will no longer participate in
the group benefits plans

∎ severance payments will cease and
she will be entitled to a lump sum payment of 50% of the remaining severance payments

Linda Mantia

Ms. Mantia is entitled to:

∎ 18 months of notice or compensation
in lieu of notice comprised of base salary, target annual incentive and flexible spending allowance

∎ an annual incentive payment calculated at target for the year in which her active employment ends, pro-rated based on the end date

∎ continuation of group benefits for
18 months (excluding life, short-term and long-term disability)

If she commences new employment
or self-employment during the severance period:

∎ she will no longer participate in
the group benefits plans

∎ severance payments will cease and
she will be entitled to a lump sum payment of 50% of the remaining severance payments

Steve Roder

Prior to his retirement, Mr. Roder’s employment agreement entitled him to:

∎ 18 months of notice or compensation
in lieu of notice comprised of base salary and target annual incentive

∎ continuation of group benefits for 18 months (excluding life, short-term and long-term disability)

If Mr. Roder becomes re-employed in a comparable position with any company during the severance period:

∎ he will no longer
participate in the group benefits plans

∎ his severance payments will cease
and he will be entitled to a lump sum payment of 50% of the remaining severance payments

Change in control

Mr. Gori is the
only named executive who has a change in control agreement that protects him from losing employment benefits if there is a change in control. He entered into a change in control agreement when he was appointed President.

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If there is a change in control and Mr. Gori’s employment is terminated without cause or for good reason within a protection period that starts 90 days before a change in control and ends 24 months after the change in control, he is entitled to:

∎

two times his annual salary and two times his average annual incentive awarded in the prior three years

∎

full vesting and payment of outstanding awards, including those granted within the past year

∎

continuation of his group benefits for up to two years (excluding life and disability insurance)

∎

two years eligibility for relocation benefits as defined by our relocation policy

∎

extension of the period to exercise stock options to one year after the date of termination or the date specified in the award (whichever is later, however it cannot be later than the actual option expiry date).

Mr. Gori’s existing medium and long-term incentive awards will have accelerated vesting if, following a change in control, the successor employer does not assume or honour the awards, or offer equivalent awards under new substitute plans.

Change in control is described as any of the following:

∎

the incumbent directors no longer constitute at least a majority of the board

∎

any party becomes a beneficial owner holding directly or indirectly 35% of our voting shares

∎

our shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of shareholders, unless immediately following the transaction our shareholders retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

∎

our shareholders approve the complete liquidation or dissolution of Manulife or the sale of our assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

∎

management of Manulife is transferred to a non-affiliated party.

Good reason is described as any of the following
events during the protection period:

∎

we diminish Mr. Gori’s position, authority or scope or scale of duties or responsibilities

∎

we require him to be based at a location more than 40 km from his current work location or to travel to a significantly greater extent

∎

we reduce his annual base salary or do not increase it in line with adjustments to the base salary of other executives

∎

we reduce his target incentive awards

∎

we do not either continue or provide an alternative to Manulife’s welfare benefit plans or programs for benefits, perquisites and expense reimbursements

∎

we do not maintain reasonable and adequate indemnification for his services as an officer of Manulife.

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EXECUTIVE COMPENSATION DETAILS

How a change in employment status affects equity compensation

The chart
below summarizes the treatment of restricted share units (RSUs), performance share units (PSUs), stock options, deferred share units (DSUs) and performance deferred share units (PDSUs) granted in 2016 when a named executive retires, resigns, is terminated without cause or dies:

∎

treatment of the award on resignation or termination may be specified in the named executives’ employment agreements (see page 116)

∎

if a named executive reaches normal or early retirement during the severance period that follows a termination without cause, certain vested options may be exercised until the end of the severance period

∎

awards that have not vested may be forfeited if the executive breaches post-employment conditions. The named executives are subject to non-competition and non-solicitation conditions for two years

∎

awards may be clawed back as the board can recoup or cancel the incentive awards if the named executive is involved in fraud or a serious misconduct

∎

awards are forfeited if the named executive is terminated with cause

∎

restricted share units, performance share units, stock options, deferred share units and performance deferred share units may be transferred to a beneficiary or an estate when a named executive dies.

  Early
 retirement[1]
 ∎ 55 years old and age
plus continuous service totals at least 65

  Normal
 retirement[1]
∎ 65 years old, or ∎ 55 years old and age plus continuous service totals at least 70

Resignation or termination without cause

Death

RSUs/PSUs

  Number is pro-rated
Payment on the scheduled payout date, subject to any performance conditions

Number is pro-rated for grants within the
first anniversary of the grant date

Vest in full for grants beyond the first anniversary of the
grant date

Payment on the scheduled payout date, subject to any performance conditions

  Forfeited on resignation
     Number is pro-rated based on service from the date of grant on termination without cause

  Vest in full
 Payment as of the date of death
Performance conditions are waived

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  Early
 retirement[1]
 ∎ 55 years old and age
plus continuous service totals at least 65

  Normal
 retirement[1]
∎ 65 years old, or ∎ 55 years old and age plus continuous service totals at least 70

Resignation or termination without cause

Death

Stock options

  Unvested options terminate
Vested options can be exercised until the end of the term

Unvested options are pro-rated for grants made in the previous 12 months

Unvested options continue to vest in full according to the vesting schedule

Vested options can be exercised until the end of the term

Unvested options are forfeited upon resignation and continue to vest for 90 days upon termination without cause

Vested options can be exercised for a 90-day period beginning one year after resignation or termination without cause

  Unvested options vest
Vested options can be exercised within one year of the date of death

PDSUs/DSUs

  Canadian executives must redeem vested awards by December 15 of the following
year       U.S. executives can redeem vested awards on the date they’ve designated on their deferral election form

1
Named executive must notify us three months before retiring. For stock options granted up to and including 2014, early retirement is defined as 55 years old and 10 years continuous service, while normal retirement is defined as 65 years old, or 60 years old and 10 years of continuous service, or 55 years old and age plus continuous service totals at least 75.

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EXECUTIVE COMPENSATION DETAILS

Compensation of employees who have a material impact on risk

We’re committed to ensuring our compensation program is aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the
Financial Stability Board’s Implementation Standards and other governance practices related to compensation. In 2017, our internal auditors conducted an annual independent review of the executive compensation program and confirmed our alignment with the FSB Principles. See page 54 for more information about our compensation governance practices.

FSB Principles and Basel Commission for Banking
Supervision Pillar 3 Requirements

The management resources and compensation committee oversees our global human resources strategy, policies and programs, management succession and executive compensation, and all of the directors on the committee are independent.

2017 compensation

  Number of material
employees

  Total compensation
($ thousands)

  Fixed compensation
($ thousands)

  Variable compensation
($ thousands)

20

$87,151

$16,296

AIP

$19,695

Special awards

$6,504

RSUs

$10,802

PSUs/PDSUs

$18,408

Stock options

$14,494

Total

$69,903

Manulife did not provide sign-on bonuses to members of the executive leadership team in 2017.

Variable compensation

Includes the annual incentive and grant values of restricted share units, performance share units, performance deferred share units and stock option awards. All material employees received incentive awards for 2017.

Deferred compensation outstanding

  Number of material
employees

RSUs/PSUs/ DSUs/PDSUs

Stock options

Outstanding vested ($ thousands
)

Outstanding unvested ($ thousands
)

Outstanding vested ($ thousands
)

Outstanding unvested ($ thousands
)

20

$13,487

$63,597

$63,012

$34,714

Restricted share units, performance share units, deferred share units and performance deferred share units

Amounts are based on $26.22, the closing price of Manulife common shares on the TSX on December 29, 2017.

Vested and unvested, unexercised in-the-money stock options

Amounts are the difference
between the exercise price of the stock options and $26.22, the closing price of Manulife common shares on the TSX on December 29, 2017.

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You can read about the management resources and compensation committee’s composition and mandate in its report on page 40, and the compensation decision-making process and program design
beginning on page 60

The tables below show the breakdown of
2017 compensation for employees who have a material impact on our risk exposure (material employees), which includes all executives who were members of the executive leadership team at any point during 2017.

Compensation awarded in U.S. dollars was converted to Canadian dollars using the exchange rates we used for the summary compensation table (see page 98).

  Non-deferred compensation
($ thousands)

  Deferred variable compensation
($ thousands)

  Severance payments
($ thousands)

$42,496

43,704

951

Deferred variable compensation

The total value of
restricted share units, performance share units, performance deferred share units, deferred share units and stock option awards.

Severance payments

In 2017, severance payments were made to one material employee and $6.4 million of severance payments were agreed to for two material employees.

 Total value of deferred compensation outstanding at year-end
($ thousands)

  Deferred
 compensation paid out   in 2017
($ thousands)

  Value of deferred
 compensation granted   in 2017
($ thousands)

  Implicit change
 in deferred compensation value
($ thousands)

$174,810

$61,742,481

$29,210

$33,269

Deferred compensation paid out in 2017

The total value
of restricted share units and performance share units vested and paid out and any gains from stock options exercised in 2017. In 2017 there were no discretionary adjustments of deferred compensation or payments made due to malus, clawbacks or similar reversals or downward revaluations of awards.

Implicit change in deferred compensation value

The increase (or decrease) in value of deferred compensation due to any change in share price and performance vesting conditions.

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  Governance at Manulife

We
believe that excellent corporate governance is critical to our long-term success – for us, our shareholders and our customers. Our board of directors sets the tone at the top, promoting a strong culture of integrity and ethical behaviour throughout our entire organization.

Our governance policies and practices are consistent with our vision to be the most professional financial services organization in the world, providing strong, reliable, trustworthy and forward-thinking solutions for our clients’ most significant financial decisions.

Our governance policies and practices also are consistent in all material respects with the various rules and requirements that apply to us:

∎

Insurance Companies Act (Canada)

∎

corporate governance guidelines established by the Office of the Superintendent of Financial Institutions (OSFI) and the Canadian Securities Administrators

∎

U.S. Securities and Exchange Commission rules and regulations

∎

TSX corporate governance guidelines

∎

New York Stock Exchange corporate governance rules for domestic issuers.

Where to find it

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What we do

Independence

∎

Except for the CEO all our directors are independent

∎

All members of our four board committees are independent

∎

Board committees can retain independent advisors

∎

The roles of Chair and Chief Executive Officer have been separated since 1993

∎

We have an annual strategic planning meeting with the board and management separate from regular board meetings

∎

In camera sessions are held at every board and committee meeting without management present to facilitate open and candid discussion

∎

Independent directors meet separately at every meeting

Ethics and integrity

∎

We promote a strong culture of integrity and ethical behaviour

∎

We require all directors to certify compliance with our code of business conduct and ethics every year

Leadership and development

∎

We provide directors with orientation and continuing education

∎

The board has a formal annual assessment process facilitated by an independent advisor

∎

The corporate governance and nominating committee continuously monitors board succession requirements and candidates, and maintains a skills matrix for directors

Diversity and succession

∎

We have a diversity policy that includes diversity characteristics such as gender, age, ethnicity, disability, sexual orientation and geographic representation

∎

Diversity and inclusion is promoted and embedded in our global talent management, talent acquisition and leadership programs

∎

We use a professional recruiting firm to identify and track board succession candidates

∎

We have an ongoing process to identify board succession candidates

∎

Shareholders elect individual directors annually

∎

Our majority voting policy is informed by best-in-practice governance standards and complies with the TSX rules

∎

We limit directors to a term of 12 years under our tenure policy (unless grandfathered in accordance with the policy, and the Chairman may serve a term of five years regardless of the number of years served as a director)

Shareholder engagement and alignment

∎

We have a robust shareholder engagement program that is led by the Chairman

∎

We require directors and executives to meet share ownership guidelines to align their interests with those of our shareholders

∎

We adopted a proxy access policy in 2017

Risk oversight

∎

We have strong risk oversight, carried out by the board and supported by the risk committee

∎

We have cross-membership between board committees with risk responsibilities

∎

The audit and risk committees have joint meetings at least once a year

What we don’t do

×

No hedging of Manulife securities

∎

We do not allow hedging of Manulife securities

×

No pensions or stock options for non-executive directors

∎

We do not allow non-executive directors to participate in stock options or our pension plans

×

No slate voting for directors

∎

We do not have slate voting – shareholders can vote for or withhold their vote from individual directors

×

No staggered voting for directors

∎

We have annual elections for all directors – directors are not elected for staggered terms

×

No unequal voting structure

∎

We do not have dual-class or subordinate voting shares

×

No tie-breaking vote

∎

Our Chairman does not have a deciding vote in the event of a tie at the board

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About the Manulife board

The board is responsible for overseeing our business and affairs as set out in the board’s mandate. You can read about the board’s responsibilities in more detail beginning on page 126, and you will find a copy of the board’s mandate on manulife.com as well as on SEDAR (sedar.com). The board carries out its responsibilities directly and through its four standing committees, which you can read about beginning on page 126.

All of our directors are independent (except Roy Gori, because he is also CEO), and all members of the board’s standing committees are independent. This ensures the board and committees can effectively oversee all aspects of our business and act in Manulife’s best interests.

The board needs a mix of certain skills, experience and personal qualities for proper oversight and effective decision-making, and sets its size and composition accordingly. The board routinely reviews its size and make-up with the corporate governance and nominating committee, and may appoint new directors to the board between annual meetings. You can read more about board diversity and the skills and experience of our directors beginning on page 135.

The board and each committee set aside time at each meeting to meet without management present.

The corporate governance and nominating committee reviews the board mandate annually. The board mandate, committee charters and position descriptions for the Chairman, committee chairs, individual directors and the CEO are posted on manulife.com.

Contacting the board

Our board of directors values regular and constructive engagement with shareholders, and encourages shareholders to express their views on governance matters directly to the board. If you have questions regarding our governance practices you can send them to the Chairman at the following address:

Chairman of the Board

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

Email:  corporate_governance@manulife.com

If your question relates to a
board committee matter, please address your note to the chair of the appropriate committee.

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125

Board committees

The board has four standing committees to help carry out its mandate:

∎

audit committee

∎

corporate governance and nominating committee

∎

management resources and compensation committee

∎

risk committee.

Each committee is made up entirely of independent directors, and has a committee charter. Committees set aside time at each meeting to meet in camera (without management present), and may also use part of this time to meet with independent advisors and individual members of management.

Committee chairs report to the board, providing updates on the committee’s deliberations and any recommendations that require the board’s approval.

Committees review their charter every year and update it as necessary. They also review an assessment by their committee members of the committee’s performance and effectiveness in carrying out the responsibilities set out in its charter. Each committee considers the results when developing its priorities and work plan for the coming year.

The corporate governance and nominating committee reviews committee composition at least once a year and reconstitutes committee membership as appropriate. The CEO is not involved in any of these decisions.

You can access the committee charters and position description for each committee chair on manulife.com and read the 2017 committee reports beginning on page 38.

Independent advice

The
board and committees may retain outside advisors to receive independent advice, and we pay for the cost of these services.

Board roles and responsibilities

The board is responsible for approving our strategy, risk oversight, leadership development and succession planning, among other things. It reviews and approves our financial statements, major investments, the raising of capital, organizational restructuring and other significant matters such as major mergers, acquisitions and divestitures.

1 — Promoting a culture of integrity and ethical behaviour

The board and management promote a strong culture of integrity and ethical behaviour.

Our code of business conduct and ethics applies to all directors, officers and employees and sets out the importance of Manulife’s values, ethics in the workplace and our business relationships, avoiding conflicts of interest, protecting our assets, and prompt reporting of illegal or unethical behaviour.

All Manulife directors, officers and employees have a duty to comply with the code and to report an incident if they suspect fraud or other unethical behaviour or wrongdoing, including a breach relating to accounting, auditing or internal controls. The code makes it clear that an individual can report suspected or potential illegal or unethical behaviour without fear of retaliation for any report made in good faith.

Each year everyone subject to the code must complete annual training and confirm that they have read and comply with the code. The audit committee monitors compliance with the code and reviews the code every year.

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Some limited aspects of the code can be waived for directors and senior executives in exceptional situations if approved by the board on the recommendation of the audit committee, and promptly disclosed. To date, the board has not waived any aspect of the code. You can access a copy of the code on manulife.com.

Anyone, including third parties, can contact our Global Compliance Office, or file a confidential report by contacting our
Ethics Hotline, 24 hours a day, 7 days a week. Reports can be made anonymously.

Online      manulifeethics.com

By
phone 1-866-294-9534

  (toll free in North America)

2 — Strategic planning

The board and senior management holds an annual strategic planning meeting, separate from regular board meetings, where board members and management discuss emerging trends, the competitive environment, risk issues and any significant business issues or products as important context for our strategic direction.

Management
develops strategic, financial and capital plans, our risk appetite and allocation of resources. The strategic business plans include the strategy and related opportunities and risks for Manulife and each of our divisions.

The board reviews the plans, risk appetite and resource allocation, consults further with management and considers any other key issues before it approves them.

The board monitors management’s progress throughout the year. It receives regular updates from the CEO and management on strategic developments and our performance against the strategic plan, and oversees adjustments management makes to the plans to reflect new conditions or environmental factors.

The planning meeting
regularly rotates among Canada, the U.S. and Asia to give the board an opportunity to visit our operations and meet with local staff. The 2017 meeting was held in the United States, at our John Hancock offices in Boston.

3 — Risk oversight

Manulife’s business
strategy and risk appetite are fundamental in meeting our objectives and creating long-term shareholder value.

All of our activities involve elements of risk
taking. The objective is to balance the company’s level of risk with policyholder, creditor and shareholder obligations in order to provide integrated customer solutions while achieving consistent and sustainable performance over the long-term.

Our risk appetite is defined as the amount and types of risks we are willing to assume in pursuit of our objectives. The board is responsible for risk oversight and approves our risk appetite which includes our risk philosophy, risk appetite statements and our risk limits and tolerances.

Management identifies the principal
risks we face in our business, and develops our risk strategy and risk appetite, which are aligned with our business strategy, and cascaded throughout Manulife with accountabilities and delegation of authority at various levels for proper oversight.
We consider internal and external factors and develop strategies for managing each principal risk and group them into six categories – strategic, market, liquidity, credit, insurance and operational.

The board meets directly with OSFI, our principal regulator, each year.

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The board looks to the audit committee, risk committee and management resources and compensation committee to assist in overseeing certain areas of risk:

∎

audit committee

–

oversees compliance with legal and regulatory requirements

–

oversees policies and internal control systems for effectiveness to mitigate our exposure to financial risk

–

reviews our quarterly and annual financial statements and related disclosure before recommending them to the board for their review and approval

∎

risk committee

–

reviews and assesses our principal risks, including our overall risk profile and reviewing our risk appetite

–

reviews the risk impact of the business plan and new business initiatives

–

oversees the risk management function

–

oversees our compliance with risk management policies

–

evaluates the company’s risk culture

∎

management resources and compensation committee and risk committee

–

reviews how our executive compensation program aligns with sound risk management principles and our risk appetite

–

at least one of its members also serves on the risk committee.

Directors typically sit on two committees, which adds
depth to committee deliberations. The audit committee and risk committees have at least one joint meeting every year.

Enterprise risk
management (ERM) framework

Our ERM framework governs all of our risk taking and risk management activities worldwide. It provides a structured approach to implementing risk taking and risk management activities at an enterprise level, supporting our long-term revenue, earnings and capital growth strategy. It is communicated through risk policies and standards that provide reasonable assurance that the design and execution of strategies across the organization is consistent with the objectives and risk appetite of the organization.

We have comprehensive risk
policies and practices that underpin our business activities and support the governance standards for life insurance companies generally.

We also use a
compensation risk framework to structure how we manage the risks associated with the compensation program and the design features that mitigate these risks, and assess our compensation program against the framework every year.

Compliance and reporting

Management manages the
principal risks and implementation of controls to manage risk, and regularly assesses whether there are any material deficiencies. It updates the board on our principal risks at least quarterly.

Controls and certifications

We update our risk
policies, risk management processes, internal controls and management information systems regularly to make sure they match our risk profile and comply with regulatory requirements. We also do stress testing on an ongoing basis to support the way we identify, assess and mitigate risk.

The CEO and CFO certify our disclosure controls and procedures, annual financial statements and quarterly financial statements, among other things, to meet legal and regulatory requirements.

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4 — Leadership development and succession

The management resources and compensation committee reviews our approach to human resources, talent management, compensation and the succession planning process for senior executives.

Diversity

We value a high
performing workforce that reflects the diversity of our customers and the communities where we operate. We believe that a diverse workforce, especially in leadership roles, can enhance performance, foster innovation and improve business results.

We are committed to developing a more diverse and inclusive workforce that is more representative of our customer base and has more women in leadership positions.
In October 2017, Roy Gori signed the Catalyst Accord 2022, committing to increase the percentage of women in executive positions in Canada to 30% or greater by 2022. We have established action plans for 2018 to drive accountability for greater diversity in our workforce.

In 2015, Richard DeWolfe joined the 30% Club, a group that aims to develop a diverse pool of talent for all businesses through the efforts of its members who are committed to better gender balance at all levels of their organizations.

The table below shows the number of women in leadership
positions at Manulife and our subsidiaries:

(as at February 28, 2018)

Women in senior leadership roles (vice president and higher)

108 of 470

23.0%

Women in senior executive roles (executive vice president and higher)

9 of 31

29.0%

Women on the executive leadership team

5 of 17

29.4%

Increasing female leadership is a priority in our corporate strategy, and we’ve made tangible progress over the past few years by:

∎

embedding diversity practices in our global talent management programs and including gender diversity results in workforce reporting to senior management and the board

∎

incorporating gender diversity into the ongoing review and discussion of our succession candidates

∎

continuing internal and external training and development programs, including development programming, for high performing women

∎

exploring unconscious bias, inclusive leadership and other diversity training for all leaders in 2017, and rolling out to all employee levels in 2018

∎

continuing to provide dedicated support and development of the Manulife Global Women’s Alliance, internal employee communities for women that focus on professional development and networking. Each chapter has an executive sponsor (vice president or higher, and country general manager level in some cases) to increase exposure and impact

∎

internally and externally celebrating and promoting the value of women in business, including our first official celebration of International Women’s Day

∎

revising workforce policies around flexible work arrangements and family leave to better accommodate and retain female employees

∎

adding more external partnerships with leading networks that support the advancement of women and provide opportunities to share best practices and attend events and educational sessions that encourage leadership across the organization. Organizations include Women in Capital Markets and Catalyst (a not-for-profit think-tank focused on the advancement of women in business), among others

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129

∎

continuing to enhance the way we source, assess and select candidates. We follow a formal recruitment process where all vacancies up to and including vice president roles are posted internally and externally, and all executive search vendors must ensure their slate of candidates is diverse and includes a focus on women.

We may also establish other measurable
objectives for increasing diversity in leadership as we continue to develop our overall approach to diversity globally.

Management
development and assessment

The management resources and compensation committee oversees our human resources strategy and our talent management program globally.

Management development

We integrate our talent and succession
planning process for senior management with the primary objective of having high performing individuals in critical roles across the organization.

We’re
focusing on several areas to ensure we have depth of talent and diverse leadership to fill critical roles in the future:

∎

acquiring and retaining high performing, high potential talent

∎

selective external hiring of exceptional, seasoned executives

∎

increasing our diversity to better reflect the global markets where we operate

∎

identifying early high performing, high potential employees, with a particular focus on growing our pipeline of women in senior roles, developing their skills and providing regular assessments

∎

engaging our talent and driving high performance

∎

significantly investing in the development of our top talent both on the job and through formal development programs.

High potential employees go through a career development program that combines formal training in specific areas and practical work experience that is meaningful and varied. The program may include roles in different divisions or an international assignment, among other things.

Assessment

We have a formal assessment process that is based on corporate and individual performance. The independent directors assess the CEO’s performance every year and the board approves the CEO’s objectives for the following year. The management resources and compensation committee reviews assessments of the performance of senior executives every year, based on business performance, including risk-related aspects, and individual performance. The board also approves compensation decisions for the CEO and other senior executives based on these assessments.

The audit
committee assesses the effectiveness of the heads of our oversight functions, including the CFO, Chief Internal Auditor, Chief Actuary and Chief Compliance Officer. The risk committee assesses the effectiveness of the Chief Risk Officer. The management resources and compensation committee and the board approve all senior executive appointments.

Management succession planning

Our succession strategy is based on promoting talented individuals within the organization, and hiring from outside to strengthen our capabilities where appropriate and to build diverse perspectives and fresh thinking.

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The board and committees review the succession plans for senior management and the heads of our key oversight functions. The board develops the CEO’s succession plan, and the management resources and compensation committee monitors succession plans for senior executives. The management resources and compensation committee, with the assistance of the audit committee and risk committee where appropriate, also monitors succession plans for the heads of our oversight functions.

Management devotes its attention to developing talent below the senior executive level to ensure there is a well trained, high performing pool of executives that is representative of our customer base, and that has a broad range of business and functional experience that can contribute to a common culture and values for building a sustainable, high performing company. Developing our people helps retention and ensures orderly transitions.

The board’s focus on CEO succession over the past few years meant we had strong pool of candidates to draw from. After considerable deliberation, the board selected Roy Gori,
President and CEO, Manulife Asia, as the best candidate to lead Manulife into our next chapter. You can read more about why he was selected on page 1.

The management resources and compensation committee conducts a review of senior executive succession planning every year.

5 — Communications and shareholder engagement

Disclosure policy and practices

The board has
established policies and standards for the disclosure of material information to ensure it is accurate, understandable and broadly disseminated on a timely basis.

The disclosure committee is responsible for overseeing and monitoring our disclosure processes and practices. It is made up of members of senior management and reports to the audit committee on disclosure matters. The disclosure committee reviews all material information in disclosure documents prior to audit committee and board review and approval.

A cross-functional group that includes members of senior management, as well as employees from our legal, investor relations, corporate communications groups, and others as required, reviews information and developments to assess materiality in compliance with our disclosure policies.

Our risk disclosure committee reviews
all risk disclosure and recommends changes to content as appropriate.

The board reviews and approves our financial statements, management’s discussion and analysis (MD&A) and earnings releases, annual information form, management information circular and other material disclosure based on the review and recommendation of the audit committee.

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131

Engagement

We and the board believe that engaging and communicating directly with shareholders and other stakeholders is important for providing timely and meaningful feedback. In
2016, we implemented enhanced shareholder engagement principles to help shareholders understand how the board engages with shareholders and how they can contact the board. These are available on manulife.com.

The Chairman’s shareholder engagement outreach program, which is part of the broader board engagement program facilitated by our investor relations group and is consistent with the board’s shareholder engagement principles, includes:

∎  an annual shareholder engagement outreach program to generate dialogue and feedback on a variety of topics, which the Chairman hosts and leads

∎  ongoing communication,
which is an important part of creating an open, candid and productive dialogue. The Chairman and the chairs of each committee make themselves available throughout the year and at every annual meeting to engage and respond to questions from shareholders

∎  encouraging shareholders
to attend the annual meeting, because it offers a valuable opportunity to discuss Manulife, our corporate governance practices and other topics.

Say on executive pay

This year shareholders will again have an opportunity to have a say on our approach to executive pay. This is an

In 2017 the Chairman led meetings with investors who collectively own approximately 25% of our outstanding shares. We discussed a broad range of issues, but there were three main areas of focus:

∎  leadership succession – we had in-depth discussions about the CEO succession planning process and the generational change in leadership at Manulife this year

∎  governance
– we discussed Manulife’s approach to governance

∎  executive compensation – we followed up on the changes we made to our executive compensation program for 2016 and 2017 to receive any additional feedback. We continue to review our program and monitor best practices to make sure executive compensation at Manulife supports our strategy, pays for performance and aligns with shareholder interests.

advisory vote, so the results are not binding. The board will, however, take the results into account together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future. You can read more about this on page 19.

Shareholder proposals

Shareholders can submit proposals to be considered at an
annual meeting and included in our circular. The corporate governance and nominating committee oversees this process. We received two proposals to be considered at the 2018 annual meeting. See page 20 for more information.

Proxy access

The board understands that proxy access has become a matter of importance for shareholders and has adopted a proxy access policy that allows shareholders to nominate directors for election at the next annual meeting.

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Eligible shareholders (or a group of up to 20 eligible shareholders) who have held full voting and economic rights in at least 5% of the outstanding common shares for at least three years as of the date of the nomination, may nominate up to 20% of the number of directors to be elected at the next annual meeting. Nominations must be made in compliance with the proxy access policy and nominees must meet the eligibility criteria described in the policy. See page 20 for more information on submitting nominations under the proxy access policy.

You can find our proxy access policy at manulife.com.

For more information

You can find more information about Manulife on manulife.com, including webcasts of the quarterly investor conference calls and senior management’s presentations to the investment community, our annual reports and other investor information.

Serving as a director

We and the board expect directors to conduct themselves professionally, with integrity and always in the best interests of Manulife.

A director must commit the necessary time to their duties as a director and we expect them to attend all of their meetings absent extenuating circumstances. We compensate directors appropriately and our fee schedule is competitive with the market (see page 43 for details).

If a director is contemplating joining another public company board, changes employment or his or her country of residence, or there is any other significant change, he or she must notify the chair of the corporate governance and nominating committee. The chair will review the

      Directors who receive more withheld votes than
for votes in an uncontested election have to submit their resignation. See page 22 for more about our majority voting policy.

matter and consider an appropriate course of action including, in the case of a public company appointment, seeking the approval of the committee. As part of its review, the committee considers whether there are circumstances that could impair the director’s ability to exercise independent judgment or create a conflict of interest, as well as whether the proposed appointment would impede the director’s ability to devote the time and commitment necessary. We expect the director to resign if the change creates a conflict of interest, or affects our ability to comply with legal or regulatory requirements or our own internal policies.

Serving on other boards

We do not limit the number of public company boards our directors can serve on, however, as noted above, the corporate governance and nominating committee must review and approve a proposed appointment to another public company board.

Two of our directors, Ronalee Ambrose and Thomas Jenkins, currently serve on the board of
TransAlta Corporation.

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133

Integrity

In addition to complying with our code of business conduct and ethics, directors are required to follow rules established to ensure they exercise independent judgment and avoid conflicts of interest.

Equity ownership

We require directors to hold equity in Manulife to align their interests with those of our shareholders. All independent directors must hold at least three times the annual board member retainer. Until they meet this requirement, directors receive their entire annual board member retainer in deferred share units. See page 42 for details.

Term limits

Independent directors can serve up to 12 years on our board, to balance the benefits of experience with the need for board renewal and new perspectives.

A director who has served the maximum term will only be nominated for election in exceptional circumstances. The board does, however, have discretion to nominate a director again for up to three years if the director’s specific expertise meets the needs of the board at that time.

The Chairman may serve a full five-year term as Chairman regardless of the number of years he or she has served as a director.

We eliminated the mandatory retirement age of 72 when term
limits were introduced in December 2013. To allow an orderly transition, independent directors who had served at least 12 years on the board as of the date of the 2014 annual meeting but had not turned 72 (the mandatory retirement age in effect prior to December 5, 2013) are eligible for re-election until 2019. If successfully elected at the meeting, Mr. Cassaday will be entitled to serve his five-year term as Chairman.

Independence

We have a board independence policy that complies with all applicable legal, regulatory and securities exchange requirements.

A director is independent if he or she doesn’t have a direct or indirect relationship with Manulife that could reasonably be expected to interfere with their ability to exercise independent judgment. All of the nominated directors are independent, except for Roy Gori because of his position as CEO of Manulife. Members of the audit committee and the management resources and compensation committee also meet the additional independence requirements applicable to those committees.

Independent Chairman

We separated the roles of Chairman and CEO in 1993 to promote independent leadership and oversight by the board.

The Chairman must be an independent director. The Chairman is appointed each year by the directors and can serve up to five years in the role. Richard DeWolfe became
Chairman in 2013 and has never been a Manulife employee. In accordance with our term limits policy, Mr. DeWolfe’s term as Chairman will end at this year’s meeting. Following an extensive succession review led by an ad hoc succession committee and guided by the

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corporate governance and nominating committee, the board appointed John Cassaday to the role of
Vice Chair on December 7, 2017. Mr. Cassaday will become the Chairman following successful election at the meeting. Mr. Cassaday has never been a Manulife employee.

The Chairman is responsible for providing leadership to the board, encouraging open discussion and debate and guiding deliberations on strategic and policy matters. The
Chairman has frequent discussions with senior management, sets the meeting agendas and attends all committee meetings whenever possible. The Chairman works closely with the corporate governance and nominating committee on all governance matters. The
Chairman’s mandate is available on manulife.com.

Independent directors

The independent directors meet regularly with senior management, and meet without management present at each board and committee meeting to facilitate open and candid discussion.

The independent directors also meet in a closed session at least once every year to review the performance of the CEO and approve his compensation, review the board’s own performance assessments and approve the board’s objectives for the following year.

They may also have closed sessions with
independent advisors and/or members of management.

Diversity

Having a mix of highly qualified directors from diverse backgrounds brings different perspectives and experiences to the boardroom to generate healthy discussion and debate and effective decision-making. Manulife is a founding member of the Canadian Board Diversity Council, which focuses on advancing board diversity in Canada.

The board adopted a diversity policy in 2012 and enhanced it in 2014 and 2017. The policy covers age, gender, ethnicity, disability, sexual orientation and geographic representation. When identifying director candidates, the corporate governance and nominating

  43% of the nominated independent directors are women and three of the six directors appointed to the board in the last five years have been women.

committee considers prospective candidates based on merit, along with all of these characteristics, in the context of competencies, expertise, skills, background and other qualities the board identifies from time to time as being important in fostering a diverse and inclusive culture that solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. Adherence to the policy is also taken into account as part of the annual performance and effectiveness evaluations of the corporate governance and nominating committee and the board.

The policy sets out the board’s objective of women representing at least 30% of the independent directors, an objective we’ve met since 2013. The committee reviews this objective every year and may recommend changes or additional objectives as appropriate. The table below shows the number of women currently on the board. All of them have been nominated for election at this year’s annual meeting
(see page 21).

(as at March 7, 2018)

Female directors (as a percentage of total nominated directors)

6 of 15

40%

Female directors (as a percentage of independent nominated directors)

6 of 14

43%

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Skills and experience

The corporate governance and nominating committee helps determine the necessary qualities, skills and experience for a member of the board of a global financial services company and Manulife in particular.

Directors must possess six core attributes:

∎

a reputation for integrity and ethical behaviour

∎

a demonstrated ability to exercise judgment and communicate effectively

∎

financial knowledge

∎

prominence in their area of expertise

∎

experience relevant to our operations

∎

sufficient time to dedicate to board and committee work.

They must also have a mix of key skills and experience as set out in the table below. The committee maintains a skills matrix to identify any gaps or emerging areas of importance.

Senior executive

Broad business experience (as a senior officer or chair of the board of a major public, private or not-for-profit organization)

Other directorships

Director of a major organization

Public sector

Experience working in a Crown Corporation, educational institution or any other non-commercial organization

Financial experience

Based on the definitions of financial literacy or expert for members of the audit committee under securities laws

Risk management experience

Experience in identifying the principal risks of an organization and oversight or management of a risk management system (as a CEO, risk management executive or member of the risk
committee of a public company board)

Global financial services executive | Knowledge of investment management

Experience in the financial services industry or experience overseeing complex financial transactions and investment management

  Operations | Governance
Experience gained through direct involvement with business or regulatory operations in:

Asia

Canada

U.S.

Human resources management and executive compensation

Experience in overseeing compensation design (as a CEO, CFO, senior human resources executive or consultant, or member of the compensation committee of a public company board)

Technology

Experience/knowledge of information technology, cyber security and customer/digital interface

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TOTAL

15

12

6

15

11

8

9

11

7

12

11

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137

Director development

Directors receive ongoing education to keep them up to date in their knowledge and understanding of our businesses and market and regulatory environment so they can carry out their responsibilities effectively.

Orientation

We’re
able to attract qualified and experienced directors from various backgrounds with a diverse range of skills. New directors receive orientation to help them become more knowledgeable about Manulife as quickly as possible. The program is tailored for each director’s knowledge, skills and experience.

Directors receive information about Manulife, the board and board committees and their duties as a director. The Chairman and committee chairs meet with new directors to discuss the role of the board and committees and to give them an opportunity to have a candid discussion and ask questions.

We also arrange sessions with senior management on a wide variety of relevant subjects to help new directors gain a deeper understanding of our business, priorities and challenges.

All directors have a standing invitation to attend committee meetings and new directors are encouraged to do so as part of their orientation.

Continuing education

We run a continuing education program for all
directors and the corporate governance and nominating committee coordinates the program agenda.

The program typically includes regular presentations by senior executives about emerging issues and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the director’s understanding of the subject matter. External experts are also invited from time to time to speak on various topics.

We also organize site visits for directors so they gain additional insights into various aspects of our business and our global operations. Site visits also give directors an opportunity to meet directly with management and other employees in those areas or regions.

Committee chairs also coordinate education sessions on specific topics for their committee members.

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The table below details our continuing education program for directors in 2017:

Topic

Date

Audience

Business and operations

IFRS/LICAT update

January 2017

board

Global macroeconomic outlook

March 2017

board

Distribution in distribution (external expert)

April 2017

board

Investment analysts’ view point (external expert)

June 2017

board

Emerging pension systems in Asia

July 2017

board

Economic outlook

November 2017

risk committee

Change management in high performing companies

November 2017

board

Market trends

Health insurance market in Asia (external expert)

September 2017

board

Risk

Cybersecurity in the age of cloud and data proliferation

May 2017

board

Governance and compensation

Compensation peer groups (external expert)

October 2017

board

We also encourage directors to participate in outside professional development programs. We pay for these expenses as long as the
Chairman and the chair of the corporate governance and nominating committee approve the program in advance.

All of our directors are members of the Institute of
Corporate Directors (ICD) and the National Association of Corporate Directors (NACD), which provide continuing education for directors through publications, seminars and conferences. In 2017, directors also participated in (or were members of)
additional external education programs provided by The American College of Corporate Directors and Diligent Corporation.

Assessment

The corporate governance and nominating committee hires an independent advisor to help carry out an annual assessment of the board, committees and individual directors.

Directors complete a comprehensive questionnaire to assess the performance and effectiveness of the following:

∎

the board vis-à-vis its objectives

∎

the Chairman in carrying out his mandate

∎

the committees they’re members of, and the chairs of those committees, in addressing areas of focus for those committees.

Senior executives who interact regularly with the committees are also invited to complete committee assessments to provide additional perspective.

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139

The independent advisor compiles the assessments, completes an analysis and reports its findings on the board to the Chairman and the corporate governance and nominating committee. The independent advisor also reports its findings on each of the committees to the respective committee chair. These results are used to address any areas for improvement and develop the board’s priorities for the following year.

The Chairman also has one-on-one interviews with each director to receive any candid feedback on the performance of the board, committees and peer directors for developing the board’s priorities for the following year. He then meets with the board to discuss the recommendations and plan the implementation of the board’s priorities for the coming year.

Each committee also receives their assessment results and goes through a similar process.

Board succession

The corporate governance and nominating committee manages board succession in light of the board’s overall needs, term limits and retirements. It also reviews board composition in light of the annual board assessment results and recommends any changes as appropriate.

The committee is responsible for the director
candidate search, identifying qualified candidates for nomination to the board, on its own, with suggestions from the board and others, and often with the assistance of an independent advisor or search firm to help identify suitable candidates who meet the board’s selection criteria and support the diversity objectives. It also maintains a list of prospective candidates who meet established criteria and diversity objectives.

The committee considers prospective candidates based on merit, with the expertise, skills, background, experience and other qualities the board identifies as important for supporting our strategy and operations. It also takes into account legal and regulatory requirements, such as residency and independence, and considers gender, age, ethnicity, disability, sexual orientation and geographic representation as part of the board’s diversity policy. You can read more about board diversity on page 135 or access the board’s diversity policy on manulife.com.

The Chairman, CEO, committee chairs and other directors interview any suitable candidates and an independent firm conducts a background check. The committee considers input from all of these sources before it recommends a candidate for the board’s review and approval for nomination or appointment to the board.

Chair succession

With Richard DeWolfe’s
term ending in 2018, the board convened an ad hoc chair succession committee to oversee the succession process for the board Chair. The committee, made up of five independent directors, established a thorough selection process that involved the entire board, and included developing a skills profile for the future Chair (taking into consideration the company’s strategy and direction and the board’s needs), and considering potential candidates for the role. On December 7, 2017
John Cassaday was appointed by the board as Vice Chair and was named Chair elect to succeed Richard DeWolfe as Chair of the board after successful election at the 2018 shareholder meeting.

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Shareholder proposals

Mouvement d’Éducation et de Défense des Actionnaires (MÉDAC), of 82 Sherbrooke Street West, Montreal, Québec, H2Z 1X3, submitted the following two proposals. The proposals and MÉDAC’s supporting comments were submitted in French and are translated into English below.

Proposal 1

Presence in tax havens

It is proposed that the board of directors reports the presence of the Manulife Group in Bermuda and, if applicable, in other “low tax rate territories.”

Argument

In
February 2017, Manulife management confirmed that the federal agency responsible for facilitating the detection, prevention and deterrence of money laundering (“FINTRAC”) had imposed a penalty of $1.15 million on its banking division for
“administrative misconduct.” In addition to being related to money laundering, the presence of certain major institutions in such countries is also explained by tax optimization strategies.

Given the issues raised by your cross-border presence, we request that the board of directors of Manulife and its management broaden its Manulife Public Accountability
Statement by publicly disclosing the transactions it carries out, the number of people working thereon, the profits gained and the related taxes payable.

We wish
to add that European banks are currently required to disclose data on a country-by-country basis. Also, following the OECD (Base Erosion and Profit Shifting) BEPS project, approximately 100 countries, including Canada, acceded to this direction to introduce measures to combat base erosion and profit sharing. From this perspective, it would also be important that Manulife inform us of the policies and risk management systems aimed at preventing corporate business from facilitating tax evasion or aggressive tax avoidance for their clients.

It is only with such transparency that it can appear credible as a responsible corporate citizen.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL 1

Proposal 1 and the related supporting argument set out above were submitted by MÉDAC and are provided verbatim (translated into
English) as required by the Insurance Companies Act (Canada). Manulife expressly rejects the language in the supporting argument connecting the penalty mentioned to money laundering, as further discussed below.

Manulife is a global financial services group, serving more than 26 million customers and operating in multiple jurisdictions around the world. Many factors are considered in determining the jurisdictions in which we operate, including local capital, legal, regulatory, market and tax considerations.

Manulife complies with
all applicable laws and regulations, including those related to tax disclosure. This behaviour is driven by the following principles that form the basis for our tax strategy:

∎

compliance with all applicable laws and regulations

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141

∎

contributing to shareholder value

∎

customer centric client service

∎

protection of the company’s brand and reputation

∎

operational efficiency and effectiveness

∎

openness and cooperation with tax authorities

∎

honesty and integrity.

Manulife also complies with Organisation for Economic Co-operation and Development (OECD)
country-by-country reporting requirements, which provide a transparent profile of our operations and corresponding tax position.

The Financial Transactions and
Reports Analysis Centre of Canada (FINTRAC) is Canada’s financial intelligence unit. The proposal refers to a FINTRAC penalty imposed on Manulife Bank of Canada, a wholly-owned subsidiary of Manulife, and incorrectly connects this penalty to money laundering. The penalty in question essentially related to administrative lapses in reporting to FINTRAC and did not relate to money laundering or low tax jurisdictions. Indeed, in a statement dated February 27, 2017, FINTRAC stated
the penalty has nothing to do with money laundering or the financing of terrorism.

Although we are committed to ethical conduct and complying with all applicable laws, we are capable of administrative errors. The errors were remedied in the first half of 2014 and there is no evidence to suggest that the administrative reporting violations were connected to any financial misconduct. Manulife did not enable or facilitate money laundering and statements to the contrary are inaccurate. One violation involved a customer who had already been reported to law enforcement and FINTRAC by Manulife. Additional information released by FINTRAC in 2016 shows that
Manulife proactively worked with law enforcement in both Canada and the United States in relation to the matter underlying the one suspicious transaction report (STR) violation, including advising law enforcement prior to the failure to file this one STR.

Manulife is committed to effectively mitigating the risks associated with money laundering and terrorist financing activities in compliance with various legal and regulatory requirements in those jurisdictions it operates in, and in a manner consistent with the OSFI Guideline B-8, Deterring and Detecting Money Laundering and Terrorist Financing.

The integrity of the financial services marketplace depends heavily on the strong belief that it functions within a framework of high legal, professional and ethical standards. Money laundering and terrorist financing activities are illegal activities to which any perceived involvement could result in damage to the reputation of Manulife and the insurance/financial services industry as a whole.

Manulife has a robust and extensive set of internal policies, procedures, and controls designed to meet its obligations under the law. This includes policies and procedures to comply with the U.S. Foreign Account Tax Compliance Act (FATCA) and the OECD Common Reporting Standards regarding international tax reporting, in jurisdictions where those requirements apply, including Canada.

Based on the above, the board of directors believes that Manulife’s approach to tax strategy is prudent and effective and the proposal put forward is not necessary or in the best interests of Manulife or its shareholders.

The board of directors does not support this proposal and recommends that shareholders vote against
it.

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Proposal 2

Disclosure of the equity ratio

It is
proposed that Manulife’s Compensation Committee disclose the use of the equity ratio in its CEO compensation-setting process.

Argument

Since its inception, MÉDAC
has submitted proposals intended to assure shareholders that the compensation of the Bank’s CEO is established based on the value he/she creates while being reasonable and socially acceptable. One of the tools used to inform shareholders about the attainment of such an objective is the equity ratio, or the difference between the CEOs’ total compensation and an employee’s median compensation, known as the equity ratio.

Our demands and the prospect that the disclosure of this information may become mandatory in the United States led Canada’s six largest banks to request that
Meridian, a compensation consultant, review their compensation-setting practices, which are based in particular on comparisons of compensation between peers of various companies. Although the conclusion of this study promoted the continued
application of this method, Meridian emphasized that the use of the equity ratio would result in an even more informed judgment being made about the appropriateness of executive compensation.

In January 2017, the Canadian Centre for Policy Alternatives published its annual report on the compensation of the 100 most highly compensated officers in the country.
We can hereby establish that the compensation of President Guloien totalled $15.6 million, which ranks him sixth. Since he was appointed in 2009, his compensation went from $9.33 million to $15.6 million, an increase of close to 70%.

As with the information used to determine whether the compensation of the CEO and other top executives is aligned with our financial interests, the information on the equity ratio would enable shareholders to assess whether employee compensation is moving in the same direction as that of its most senior officers, considering that employees other than officers also contribute to the performance of the organization. In addition, it would also allow them to judge whether this compensation paid to their executive team is socially acceptable and will have no negative effects on its reputation.

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143

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL 2

The board’s management resources and compensation committee oversees our approach to human resources, including the executive compensation program. The committee is comprised entirely of independent directors and works with Hugessen Consulting Inc., a consulting firm that provides independent advice on executive compensation.

At the core of our compensation philosophy is pay for performance. Actual compensation realized is tied to the achievement of our short, medium and long-term goals, so that most of what our executives earn is variable and not guaranteed.

In order to attract and retain employees, we seek to achieve compensation at all levels that is competitive with other companies with which we compete. We target compensation for our executives at the median of the compensation paid by our competitors for talent. Our approach to benchmarking is common practice and is only one element of our balanced approach to determining appropriate executive compensation levels.

We do not believe the disclosure of the ratio described in this proposal would benefit
Manulife or its shareholders. This ratio does not provide a meaningful comparison between executive and employee compensation, nor does it allow shareholders to draw conclusions about the appropriateness of our compensation program as there will be variability between ratios for different companies based on factors such as sector and geographic footprint. We believe that our extensive compensation disclosure provides more relevant information to our shareholders.

The board has an active shareholder outreach program and engages in discussions on our executive compensation program. As a result of these discussions, we implemented many changes in 2017 to simplify the program, link executive pay more closely to performance and improve alignment with shareholders.

We will continue to actively
engage our shareholders on issues of executive compensation and be responsive to concerns.

The board of directors does not support this proposal and recommends that shareholders vote against it.

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Other information

Liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur as directors and officers of Manulife and our subsidiaries in circumstances where we cannot indemnify them. Our current policy provides approximately US$300 million in coverage and expires in September 2018.

Loans to directors and officers

We may grant loans to our directors, officers and other employees in the regular course of business as long as the loans are in compliance with legal and regulatory requirements and are on market terms, and therefore on the same terms as loans we make to customers with similar creditworthiness.

As at February 28, 2018 the total indebtedness to Manulife or any of our subsidiaries of all officers, directors and employees and former officers of Manulife or our subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, was $1,021,844. None of our directors or executive officers had any indebtedness to Manulife or any of our subsidiaries other than routine indebtedness.

Directors’ approval

The board of directors has approved the contents of this circular and authorized us to distribute it to all shareholders of record.

Antonella Deo

Vice President and Corporate
Secretary

March 7, 2018

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145

Manulife

Our registered office
Manulife Financial Corporation
200 Bloor Street East
Toronto, ON M4W 1E5
Canada

IR3829E

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